

Mercantile Bank Corporation

MICHIGAN'S COMMUNITY BANK

BUILT ON RELATIONSHIPS

ANNUAL REPORT
2013





Mercantile®
Bank Corporation








2013 WAS A YEAR OF REMARKABLE CHANGE, PROGRESS AND ACCOMPLISHMENT. WE DEMONSTRATED LEADERSHIP THROUGH OUR RESULTS, OUR PENDING MERGER, AND BY SUSTAINING AND BUILDING NEW CUSTOMER RELATIONSHIPS ACROSS OUR MARKETS. MERCANTILE DELIVERED EXCEPTIONAL OPERATING PERFORMANCE FOR THE THIRD CONSECUTIVE YEAR AND WE ARE PROUD OF THE GAINS IN FINANCIAL STRENGTH REALIZED SINCE THE RECESSION. THE IMPROVING REGIONAL ECONOMY IS ENCOURAGING AND WE ARE CONFIDENT THAT SIGNIFICANT OPPORTUNITIES EXIST AS WE CONSUMMATE OUR MERGER WITH FIRSTBANK CORPORATION.

Today, we are making steady progress to complete the joining of these two great banking organizations to create one of the largest banking institutions headquartered in Michigan. Reflecting both banks' focus on customer relationships and local involvement, we are creating what we believe could properly be called "Michigan's Community Bank." Since the announcement of the transaction in August 2013, we have been working with Federal and State regulatory agencies to obtain their approvals. Shareholders of both companies overwhelmingly approved the merger in December 2013. Over the same period, joint bank integration teams have made tremendous progress toward ensuring that all our customers will have a very positive experience through the transition and into the future. We are excited to bring this transformational project to fruition, while we remain focused on building our franchise and helping the communities we serve to prosper.

THE FUTURE

Turning to the future for Mercantile, it is hard to overstate the importance of this business combination. By joining these two very strong community banking organizations, we are creating a major Michigan financial institution that combines strong customer relationships and a growing pipeline of new business opportunities. The merger is expected to create the third largest bank headquartered in Michigan by asset size. As of December 31, 2013, the combined company would have reported total assets of approximately $2.8 billion.

We believe this merger will strengthen our competitive position throughout the region, helping us to better serve our customers by enhancing the customer experience. Mercantile will have a more robust offering of products and services, greater diversification of loan and deposit portfolios and stronger origination capabilities. Both banking organizations share similar corporate cultures which focus on delivering excellent customer service and building strong customer relationships.

Upon completion of the merger, Mercantile will also have an enhanced retail delivery system with 53 branches statewide. Our expanded footprint means more convenience for our customers. No branch closures are contemplated as part of this merger, as these complementary organizations have virtually no market overlap. Additionally, we will be able to provide enhanced technological capabilities and offer expanded services, such as payroll and treasury management, to a wider base of customers.

We are confident that the combined business enterprise can deliver disciplined growth and increasing value to our shareholders, together with improved financial

PERFORMANCE


FUNDING COMPOSITION
Dollars in millions
$1,000
$800
$600
$400
$200
$0
YE09
YE10
YE11
YE12
YE13
Total Local Funds
Total Wholesale Funds


PRE-TAX INCOME
Dollars in millions
$30
$20
$10
$0
-$10
-$20
-$30
-$40
-$50
2009
2010
2011
2012
2013

RETURN


NET INTEREST MARGIN
6%
5%
4%
3%
2%
1%
0%
2009
2010
2011
2012
2013
Yield on Earning Assets
Cost of Funds
Net Interest Margin


RETURN ON ASSETS
2%
1%
0
-1%
-2%
2009
2010
2011
2012
2013

STRENGTH


BANK REGULATORY CAPITAL RATIOS
20%
15%
10%
5%
0%
YE09
YE10
YE11
YE12
YE13
Tier 1 Leverage Capital Ratio
Total Risk-Based Capital Ratio


NONPERFORMING ASSETS
Dollars in millions
$120
$100
$80
$60
$40
$20
$0
YE09
YE10
YE11
YE12
YE13

performance, a strong capital position and the ability to realize new market opportunities in western and central Michigan. Creating the premier community banking franchise in Michigan is surely an exciting opportunity for our customers, our shareholders and our employees.

As a shareholder, you should be aware of planned additions to our leadership team as a result of the merger. Our combined company leadership team will be comprised of executives from both organizations. I will serve as President and Chief Executive Officer, with Robert Kaminski and Charles Christmas from Mercantile and Thomas Sullivan and Samuel Stone from Firstbank completing the executive team. Additionally, the Board of Directors will be comprised equally of Mercantile and Firstbank Directors. As we indicated when the merger was announced, the combined company will use the Mercantile name and the corporate headquarters will remain in Grand Rapids.

THE LAST YEAR

Looking back on 2013, our results were very strong. Among the highlights for the year were a 50 percent gain in diluted earnings per share, a 63 percent decline in nonperforming assets, a net interest margin that remained above historical levels, and continued cash dividends in the amount of $0.45 per share, providing an effective yield of 2.1 percent based on the year-end closing price of Mercantile stock.

Net income attributable to common shares increased to $17.0 million from $11.5 million in 2012. The improvement in the quality of our loan portfolio that began in 2010 continued as we recorded a negative provision of $7.2 million for loan losses, compared to a negative $3.1 million last year. Noninterest expense declined 8.1 percent from last year, even after expensing $1.2 million in merger-related costs.



We were particularly pleased with the improvement in the performance of our loan portfolio. As market conditions have improved, we have strengthened the quality of our portfolio while at the same time taking advantage of new business opportunities in our markets. The ability to be flexible and opportunistic should continue for Mercantile as we pursue disciplined growth for long-term performance.

At year-end 2013, commercial-related real estate loans represented approximately 66 percent of total loans. Owner-occupied commercial real estate ("CRE") loans, equaling 24.9 percent of total loans at the end of 2013, increased 1.0 percent over 2012. Commercial and industrial loans, representing 27.2 percent of total loans as of December 31, 2013, increased slightly during the year. Non-owner occupied CRE loans, comprising 34.6 percent of total loans as of year-end, increased 12.1 percent during 2013.

Mercantile has continued its efforts to improve liquidity by growing local deposits and reducing its reliance on wholesale funds. As of December 31, 2013, total deposits were $1.12 billion, down $16.3 million from December 31, 2012. However, local deposits increased $40.4 million to $906 million, representing 81.0 percent of total deposits at year-end 2013, compared to 76.2 percent at December 31, 2012. Growth in local deposits was driven primarily by new commercial loan relationships, the introduction of innovative new products, various deposit-gathering initiatives and enhanced advertising and branding campaigns.

Nonperforming assets at December 31, 2013 were $9.6 million, or 0.7 percent of total assets, compared to $25.9 million as of December 31, 2012, or 1.8 percent of total assets. This represents a reduction of $16.3 million, or 63.1 percent, from the end of 2012.

Mercantile management has established a strong track record in improving asset quality and delivering meaningful reductions in nonperforming assets over the past three years. These trends reflect our aggressive stance to move troubled assets off our balance sheet, as evidenced by the fact that at year-end our 30 to 89-day delinquent loans were at a nominal level. Despite the competitive nature of our markets, we believe that our robust sales programs and marketing initiatives are evident in the $230 million in new term loans to new and existing borrowers we originated during 2013.

Mercantile shareholders' equity totaled $153.3 million as of December 31, 2013, an increase of $6.7 million from year-end 2012. Mercantile Bank of Michigan remains "well-capitalized" with a total risk-based capital ratio of 15.7 percent as of December 31, 2013, compared to 14.7

percent at December 31, 2012. At December 31, 2013, the Bank had approximately $69 million in excess of the 10.0 percent minimum regulatory threshold required to be considered a "well-capitalized" institution.

DOING WHAT WE DO BEST

Since Mercantile was founded, our most important partners have been our customers. The success of Mercantile rests squarely on the very high priority we give to our retail and commercial relationships. For these partners, the knowledge that a banker who cares is just a phone call away is a source of strength. For new customers, their first experience at Mercantile commonly surprises them with our strong customer care. We believe this is the heart of our success and has enabled us to grow our customer base in conjunction with the improving economy in our markets.

We support this personal banking approach with innovative solutions that strive to keep pace with the latest in banking technology and other innovations. As examples, our online banking, mobile banking and bill pay systems were upgraded in the fall of 2013 to improve online functionality and enhance security. We also introduced MercMoney, a powerful personal budgeting and debt management tool that helps our customers manage their finances more effectively through both desktop and mobile applications.

During the year, Mercantile received awards for leadership in management, innovation and technology from *American Banker*, *Bank Innovation*, the *Independent Community Bankers of America*, and *Bank Systems and Technology*. Our efforts in social media gained attention from *American Banker* and *The Financial Brand*. We were named one of the nation's top 200 community banks by *CFO Daily News* and, for the ninth consecutive year, one of West Michigan's 101 Best and Brightest Companies to Work for in 2013.

Mercantile launched a Giving Together program in 2013 and donated $5,000 each quarter to a non-profit organization that was selected by public vote online. This program started with 10 candidate organizations each quarter and the prize winner was determined by vote on Facebook. Non-profit organizations in Kent, Ottawa, Clinton and Ingham counties were eligible and more than 8,000 votes were cast in 2013. The program was defined by a topic each quarter, which helped focus the applications. During the year, donations were awarded to the 3 Mile Project for education; Restorers Inc. for community and economic development; Arts in Motion for arts and culture; and Family Futures for health and human services.


50%
gain in diluted earnings per share
63%
decline in nonperforming assets
$0.45
in cash dividends
Total risk-based capital ratio of
15.7%

Our employees also volunteered significant time, providing guidance and leadership for many organizations in western and central Michigan. In total, Mercantile associates donated over 5,800 hours to non-profit boards and committees, including YMCA, West Leonard Business Association, Habitat for Humanity, Neighborhood Ventures, Susan G. Komen West Michigan, Hispanic Center of West Michigan, and Junior Achievement. This past year, 68 Mercantile employees participated in the Relay for Life events in Grand Rapids and Lansing. In addition, the Boys and Girls Clubs of Grand Rapids were the recipients of $15,000 raised by Mercantile and a local competitor through the Bankers vs. Bankers Basketball Game.

A year ago, I said that Mercantile was ready to lead. At the close of 2013, our progress in delivering on that promise of leadership is evident across our organization. Our financial position is very strong, our growth opportunities as Michigan's Community Bank are exciting, and our team is energized and ready to move forward. In 2014, we are poised to create a powerhouse community bank with an exceptional culture - rooted in excellent customer service, strong customer relationships and solid management teams that are fully committed to the new enterprise. We enthusiastically believe that Mercantile is positioned to become the leader in Michigan community banking.



Michael H. Price
Chairman, President and
Chief Executive Officer

2013 DIRECTORS



Kirk J. Agerson, MD
A.F. Associates Family Medicine, P.C.



David M. Cassard
Retired Chairman, *Waters Corporation* (real estate investment)



Edward J. Clark
Chairman & Chief Executive Officer
American Seating Company



John F. Donnelly
Retired Global Automotive Supplier Executive



Michael D. Faas
President & Chief Executive Officer
MetroHealth



Doyle A. Hayes
President, *dhayesGroup* (consulting and manufacturing business);
President, *Pyper Placements, LLC* (professional placement & staffing organization)



Susan K. Jones
Owner, *Susan K. Jones & Associates* (marketing consulting firm);
Professor, *Ferris State University*



Robert B. Kaminski, Jr.
Executive Vice President
Chief Operating Officer & Secretary
Mercantile Bank Corporation



Calvin D. Murdock
Retired President, *SF Supply, Inc.* (electrical and automation supplies)



Michael H. Price
Chairman, President & Chief Executive Officer
Mercantile Bank Corporation



Timothy O. Schad
Chairman & Chief Executive Officer
Nucraft Furniture Company

2013 EXECUTIVE OFFICERS



Michael H. Price
Chairman, President & Chief Executive Officer
Mercantile Bank Corporation



Robert B. Kaminski, Jr.
Executive Vice President, Chief Operating Officer & Secretary
Mercantile Bank Corporation



Charles E. Christmas
Senior Vice President, Chief Financial Officer & Treasurer
Mercantile Bank Corporation

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
or
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________________ to ________________________

Commission file number 000-26719

MERCANTILE BANK CORPORATION
(Exact name of registrant as specified in its charter)

Michigan	**38-3360865**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
310 Leonard Street NW, Grand Rapids, Michigan	**49504**
(Address of principal executive offices)	(Zip Code)

(616) 406-3000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ___ No _X_

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ___ No _X_

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes _X_ No __

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes _X_ No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company (as defined in Rule 12b-2 of the Exchange Act).

Large accelerated filer ___	Accelerated filer _X_
Non-accelerated filer ___	Smaller reporting company ___

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ___ No _X_

The aggregate value of the common equity held by non-affiliates (persons other than directors and executive officers) of the registrant, computed by reference to the closing price of the common stock as of the last business day of the registrant's most recently completed second fiscal quarter, was approximately $151.5 million.

As of February 1, 2014, there were issued and outstanding 8,739,108 shares of the registrant's common stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the proxy statement for the 2014 annual meeting of shareholders (Portions of Part III) and the risk factors contained in our Section 424(b)(3) prospectus filed with the SEC on November 6, 2013, at pages 31-37.

PART I

Item 1. Business.

The Company

Mercantile Bank Corporation is a registered bank holding company under the Bank Holding Company Act of 1956, as amended (the "Bank Holding Company Act"). Unless the text clearly suggests otherwise, references to "us," "we," "our," or "the company" include Mercantile Bank Corporation and its wholly-owned subsidiaries. As a bank holding company, we are subject to regulation by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). We were organized on July 15, 1997, under the laws of the State of Michigan, primarily for the purpose of holding all of the stock of Mercantile Bank of Michigan ("our bank"), and of such other subsidiaries as we may acquire or establish. Our bank commenced business on December 15, 1997. During the third quarter of 2013, we filed an election to become a financial holding company, which election became effective October 17, 2013.

Mercantile Bank Mortgage Company initiated business in October 2000 as a subsidiary of our bank, and was reorganized as Mercantile Bank Mortgage Company, LLC ("our mortgage company"), on January 1, 2004. Effective January 1, 2013, we dissolved our mortgage company and transferred all of the assets to our bank to streamline the administration of our mortgage business. A cash amount commensurate with its 1% ownership interest was distributed to the insurance company. For additional details regarding the dissolution of the mortgage company, see "Our Mortgage Company" below. Mercantile Insurance Center, Inc. ("our insurance company"), a subsidiary of our bank, commenced operations during 2002 to offer insurance products. Mercantile Bank Real Estate Co., L.L.C., ("our real estate company"), a subsidiary of our bank, was organized on July 21, 2003, principally to develop, construct and own our facility in downtown Grand Rapids which serves as our bank's main office and Mercantile Bank Corporation's headquarters. Mercantile Bank Capital Trust I ("our trust"), a business trust subsidiary, was formed in September 2004 to issue trust preferred securities.

To date we have raised capital from our initial public offering of common stock in October 1997, a public offering of common stock in July 1998, three private placements of common stock during 2001, a public offering of common stock in August 2001 and a public offering of common stock in September 2003. In addition, we raised capital through a public offering of $16.0 million of trust preferred securities in 1999, which was refinanced as part of a $32.0 million private placement of trust preferred securities in 2004. In May 2009, we raised $21.0 million from the sale of preferred stock and a warrant for common stock to the United States Treasury Department under the Capital Purchase Program. We exited the Capital Purchase Program during 2012 by repurchasing the preferred stock for $21.0 million and the warrant for approximately $7.5 million. Our expenses have generally been paid using the proceeds of the capital sales and dividends from our bank. Our principal source of future operating funds is expected to be dividends from our bank.

Merger Agreement

On August 14, 2013, Mercantile Bank Corporation ("Mercantile") and Firstbank Corporation ("Firstbank"), a Michigan corporation, entered into an Agreement and Plan of Merger (the "merger agreement"). Under the terms of the merger agreement, Firstbank will be merged with and into Mercantile, with Mercantile as the surviving corporation. Both Mercantile and Firstbank shareholders approved the merger effective December 12, 2013.

Upon completion of the merger, Firstbank shareholders will receive one share of Mercantile common stock for each share of Firstbank common stock that they own. Each right of any kind to receive Firstbank common stock or benefits measured by the value of a number of shares of Firstbank common stock granted under the Firstbank stock plans will be converted into an award with respect to a number of shares of Mercantile common stock equal to the aggregate number of shares of Firstbank common stock subject to such award. Firstbank restricted stock and unvested stock options will become fully vested as of the effective time of the merger. The exchange ratio is fixed and will not be adjusted to reflect stock price changes prior to the effective time of the merger. Based on the closing price of Mercantile common stock on the Nasdaq Stock Market on August 14, 2013, the last trading day before public announcement of the merger agreement, the exchange ratio represented approximately $18.77 in value for each share of Firstbank common stock. Mercantile shareholders will continue to own their existing Mercantile shares.

Based on the estimated number of shares of Mercantile and Firstbank common stock that will be outstanding immediately prior to the effective time of the merger, we estimate that, upon the closing, former Mercantile shareholders will own approximately 52% of the combined company following the merger and former Firstbank shareholders will own approximately 48% of the combined company following the merger.

As part of the merger, Mercantile's Board of Directors expects to declare and pay a special cash dividend of $2.00 per share to Mercantile shareholders prior to the effective time of the merger, subject to the satisfaction of the closing conditions set forth in the merger agreement.

Approval of the Board of Governors of the Federal Reserve System ("FRB") is required to complete the merger. An application was filed with the FRB on September 17, 2013. Approval has not yet been obtained. Mercantile and Firstbank have each agreed to take actions in order to obtain regulatory clearance required to consummate the merger.

The obligations of Mercantile and Firstbank to complete the merger are subject to the satisfaction of the remaining conditions, which include, among others: (i) obtaining the consents, authorizations, approvals, or exemptions required under the Bank Holding Company Act, the FDI Act, and the Michigan Banking Code; (ii) the absence of any injunction, decree, order, statute, rule or regulation by a court of other governmental entity that makes unlawful or prohibits the consummation of the merger; and (iii) the authorization for the listing on Nasdaq of the shares of Mercantile common stock to be issued in connection with the merger and upon conversion of the Firstbank restricted stock and the shares of Mercantile common stock reserved for issuance pursuant to Mercantile stock options, subject to official notice of issuance.

Mercantile and Firstbank have each made customary representations, warranties and covenants in the merger agreement, including, among others, covenants to conduct their business in the ordinary course between the execution of the merger agreement and the completion of the merger, and covenants not to engage in certain kinds of transactions during that period.

The merger agreement generally precludes Mercantile and Firstbank from soliciting or engaging in discussions or negotiations with a third party with respect to an acquisition proposal. However, if Mercantile or Firstbank receives an unsolicited acquisition proposal from a third party and Mercantile's or Firstbank's Board of Directors, as applicable, among other things, determines in good faith (after consultation with its legal and financial advisors) that such unsolicited proposal is a superior proposal, then Mercantile or Firstbank, as applicable, may furnish non-public information to and enter into discussions with, and only with, that third party regarding such acquisition proposal.

Mercantile and Firstbank may mutually agree to terminate the merger agreement at any time, notwithstanding approval of the merger agreement by shareholders. Either company may also terminate the merger agreement if the merger is not consummated by June 30, 2014, subject to certain exceptions. In addition, either company may terminate the agreement to enter into a definitive agreement with respect to a superior proposal, subject to certain conditions and the payment of a termination fee.

Generally, all fees and expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement will be paid by the party incurring those expenses. Subject to specific exceptions, Mercantile or Firstbank may be required to pay a termination fee of $7.9 million and/or expense reimbursement up to $2.0 million.

The merger will be accounted for using the acquisition method of accounting, with Mercantile treated as the acquirer for accounting purposes.

The merger agreement was filed as exhibit 2.1 to our Form 8-K filed August 15, 2013 to provide security holders with information regarding its terms. On February 20, 2014, Mercantile and Firstbank entered into a first amendment to the merger agreement, a copy of which was attached as exhibit 10.1 to our Form 8-K filed on February 21, 2014. The amendment extends the date on which the merger agreement becomes terminable from March 31, 2014 to June 30, 2014. Mercantile and Firstbank currently expect the effective time of the merger to occur before the extended termination date. However, the merger is subject to various regulatory clearances and the satisfaction or waiver of other conditions as described in the merger agreement, some of which may be outside the control of Mercantile and Firstbank, and the merger could be completed at a later time through further extension(s) of the merger agreement or not at all.

The merger agreement and first amendment are not intended to provide any other factual information about Mercantile, Firstbank or their respective subsidiaries and affiliates. The merger agreement contains representations and warranties by each of the parties to the merger agreement. These representations and warranties were made solely for the benefit of the other party to the merger agreement and (i) are not intended to be treated as categorical statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate, (ii) may have been qualified in the merger agreement by confidential disclosure schedules that were delivered to the other party in connection with the signing of the merger agreement, which disclosure schedules may contain information that modifies, qualifies and creates exceptions to the representations, warranties and covenants set forth in the merger agreement, (iii) may be subject to standards of materiality applicable to the parties that differ from what might be viewed as material to investors, (iv) were made only as of the date of the merger agreement or such other date or dates as may be specified in the merger agreement or the amendment. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in public disclosures by Mercantile or Firstbank. Accordingly, the representations, warranties and covenants or any descriptions should not be relied upon as characterizations of the actual state of facts or condition of Mercantile or Firstbank.

Mercantile's Board of Directors and Mercantile shareholders approved an amendment to the Mercantile articles of incorporation which increases the number of authorized shares of common stock from 20 million to 40 million. Although this proposal was approved by Mercantile shareholders, if the merger is not completed the amendment will not become effective.

Our Bank

Our bank is a state banking company that operates under the laws of the State of Michigan, pursuant to a charter issued by the Michigan Office of Financial and Insurance Regulation. Our bank's deposits are insured to the maximum extent permitted by law by the Federal Deposit Insurance Corporation ("FDIC"). Our bank, through its seven offices, provides commercial banking services primarily to small- to medium-sized businesses and retail banking services in and around the Grand Rapids, Holland and Lansing areas. These offices consist of a main office located at 310 Leonard Street NW, Grand Rapids, Michigan, a combination branch and retail loan center located at 4613 Alpine Avenue NW, Comstock Park, Michigan, a combination branch and operations center located at 5610 Byron Center Avenue SW, Wyoming, Michigan, and branches located at 4860 Broadmoor Avenue SE, Kentwood, Michigan, 3156 Knapp Street NE, Grand Rapids, Michigan, 880 East 16th Street, Holland, Michigan, and 3737 Coolidge Road, East Lansing, Michigan.

Our bank makes secured and unsecured commercial, construction, mortgage and consumer loans, and accepts checking, savings and time deposits. Our bank owns eight automated teller machines ("ATM"), located at each of our seven office locations and one at an off-site location, that participate in the ACCEL/EXCHANGE and PLUS regional network systems, as well as other ATM networks throughout the country. Our bank also enables customers to conduct certain loan and deposit transactions by personal computer and through mobile applications. Courier service is provided to certain commercial customers, and safe deposit facilities are available at each of our office locations. Our bank does not have trust powers.

Our Mortgage Company

Our mortgage company's predecessor, Mercantile Bank Mortgage Company, commenced operations on October 24, 2000, when our bank contributed most of its residential mortgage loan portfolio and participation interests in certain commercial mortgage loans to Mercantile Bank Mortgage Company. On the same date, our bank also transferred its residential mortgage origination function to Mercantile Bank Mortgage Company. On January 1, 2004, Mercantile Bank Mortgage Company was reorganized as Mercantile Bank Mortgage Company, LLC, a limited liability company, which was 99% owned by our bank and 1% owned by our insurance company. The reorganization had no impact on the company's financial position or results of operations. Mortgage loans originated and held by our mortgage company were serviced by our bank pursuant to a servicing agreement. Effective January 1, 2013, we dissolved the mortgage company to streamline the administration of our mortgage business. A cash amount commensurate with its 1% ownership interest was distributed to the insurance company. The remaining assets of the mortgage company were assigned to our bank. The business that was formerly conducted by our mortgage company is now performed by our bank in its ordinary course of operation.

Our Insurance Company

Our insurance company acquired an existing shelf insurance agency effective April 15, 2002. An Agency and Institution Agreement was entered into among our insurance company, our bank and Hub International for the purpose of providing programs of mass marketed personal lines of insurance. Insurance product offerings include private passenger automobile, homeowners, personal inland marine, boat owners, recreational vehicle, dwelling fire, umbrella policies, small business and life insurance products, all of which are provided by and written through companies that have appointed Hub International as their agent.

Our Real Estate Company

Our real estate company was organized on July 21, 2003, principally to develop, construct and own our facility in downtown Grand Rapids that serves as our bank's main office and Mercantile Bank Corporation's headquarters. This facility was placed into service during the second quarter of 2005. Our real estate company is 99% owned by our bank and 1% owned by our insurance company.

Our Trust

In 2004, we formed our trust, a Delaware business trust. Our trust's business and affairs are conducted by its property trustee, a Delaware trust company, and three individual administrative trustees who are employees and officers of the company. Our trust was established for the purpose of issuing and selling its Series A and Series B trust preferred securities and common securities, and used the proceeds from the sales of those securities to acquire Series A and Series B Floating Rate Notes issued by the company. Substantially all of the net proceeds received by the company from the Series A transaction were used to redeem the trust preferred securities that had been issued by MBWM Capital Trust I in September 1999. We established MBWM Capital Trust I in 1999 to issue the trust preferred securities that were redeemed. Substantially all of the net proceeds received by the company from the Series B transaction were contributed to our bank as capital. The Series A and Series B Floating Rate Notes are categorized on our consolidated financial statements as subordinated debentures. Additional information regarding our trust is incorporated by reference to "Note 17 – Subordinated Debentures" and "Note 18 – Regulatory Matters" of the Notes to Consolidated Financial Statements included in this Annual Report.

Effect of Government Monetary Policies

Our earnings are affected by domestic economic conditions and the monetary and fiscal policies of the United States Government, its agencies, and the Federal Reserve Board. The Federal Reserve Board's monetary policies have had, and will likely continue to have, an important impact on the operating results of commercial banks through its power to implement national monetary policy in order to, among other things, curb inflation, maintain employment, and mitigate economic recessions. The policies of the Federal Reserve Board have a major effect upon the levels of bank loans, investments and deposits through its open market operations in United States Government securities, and through its regulation of, among other things, the discount rate on borrowings of member banks and the reserve requirements against member bank deposits. Our bank maintains reserves directly with the Federal Reserve Bank of Chicago to the extent required by law. It is not possible to predict the nature and impact of future changes in monetary and fiscal policies.

Regulation and Supervision

As a registered bank holding company under the Bank Holding Company Act, we are required to file an annual report with the Federal Reserve Board and such additional information as the Federal Reserve Board may require. We are also subject to examination by the Federal Reserve Board.

The Bank Holding Company Act limits the activities of bank holding companies that are not qualified as financial holding companies to banking and the management of banking organizations, and to certain non-banking activities. These non-banking activities include those activities that the Federal Reserve Board found, by order or regulation as of the day prior to enactment of the Gramm-Leach-Bliley Act, to be so closely related to banking as to be a proper incident to banking. These non-banking activities include, among other things: operating a mortgage company, finance company, or factoring company; performing certain data processing operations; providing certain investment and financial advice; acting as an insurance agent for certain types of credit-related insurance; leasing property on a full-payout, nonoperating basis; and providing discount securities brokerage services for customers. With the exception of the activities formerly conducted by our mortgage company discussed above, neither we nor any of our subsidiaries engage in any of the non-banking activities listed above.

Our bank is subject to restrictions imposed by federal law and regulation. Among other things, these restrictions apply to any extension of credit to us or to our other subsidiaries, to securities borrowing or lending, derivatives, and repurchase transactions with us or our other subsidiaries, to investments in stock or other securities that we issue, to the taking of such stock or securities as collateral for loans to any borrower, and to acquisitions of assets or services from, and sales of certain types of assets to, us or our other subsidiaries. Federal law restricts our ability to borrow from our bank by limiting the aggregate amount we may borrow and by requiring that all loans to us be secured in designated amounts by specified forms of collateral.

With respect to the acquisition of banking organizations, we are generally required to obtain the prior approval of the Federal Reserve Board before we can acquire all or substantially all of the assets of any bank, or acquire ownership or control of any voting shares of any bank or bank holding company, if, after the acquisition, we would own or control more than 5% of the voting shares of the bank or bank holding company. Acquisitions of banking organizations across state lines are subject to restrictions imposed by federal and state laws and regulations.

The scope of existing regulation and supervision of various aspects of our business has expanded, and continues to expand, as a result of the adoption in July, 2010 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), and of implementing regulations that are being adopted by federal regulators. For additional information on this legislation and its potential impact, refer to the Risk Factor entitled "The effect of financial services legislation and regulations remains uncertain" in Item 1A- Risk Factors in this Annual Report.

Employees

As of December 31, 2013, we employed 227 full-time and 41 part-time persons. Management believes that relations with employees are good.

Lending Policy

As a routine part of our business, we make loans to businesses and individuals located within our market areas. Our lending policy states that the function of the lending operation is twofold: to provide a means for the investment of funds at a profitable rate of return with an acceptable degree of risk, and to meet the credit needs of the creditworthy businesses and individuals who are our customers. We recognize that in the normal business of lending, some losses on loans will be inevitable and should be considered a part of the normal cost of doing business.

Our lending policy anticipates that priorities in extending loans will be modified from time to time as interest rates, market conditions and competitive factors change. The policy sets forth guidelines on a nondiscriminatory basis for lending in accordance with applicable laws and regulations. The policy describes various criteria for granting loans, including the ability to pay; the character of the customer; evidence of financial responsibility; purpose of the loan; knowledge of collateral and its value; terms of repayment; source of repayment; payment history; and economic conditions.

The lending policy further limits the amount of funds that may be loaned against specified types of real estate collateral. For certain loans secured by real estate, the policy requires an appraisal of the property offered as collateral by a state certified independent appraiser. The policy also provides general guidelines for loan to value for other types of collateral, such as accounts receivable and machinery and equipment. In addition, the policy provides general guidelines as to environmental analysis, loans to employees, executive officers and directors, problem loan identification, maintenance of an allowance for loan losses, loan review and grading, mortgage and consumer lending, and other matters relating to our lending practices.

The Board of Directors has delegated significant lending authority to officers of our bank. The Board of Directors believes this empowerment, supported by our strong credit culture and the significant experience of our commercial lending staff, enables us to be responsive to our customers. The loan policy specifies lending authority for our lending officers with amounts based on the experience level and ability of each lender. Our loan officers and loan managers are able to approve loans up to $1.0 million and $2.5 million, respectively. We have established higher approval limits for our bank's Senior Lender, President, and Chairman of the Board and Chief Executive Officer, ranging from $4.0 million up to $10.0 million. These lending authorities, however, are typically used only in rare circumstances where timing is of the essence. Generally, loan requests exceeding $2.5 million require approval by the Officers Loan Committee, and loan requests exceeding $4.0 million, up to the legal lending limit of approximately $38.4 million, require approval by the Board of Directors. In most circumstances, we apply an in-house lending limit that is significantly less than our bank's legal lending limit.

Provisions of recent legislation, including the Dodd-Frank Act, when fully implemented by regulations to be adopted by federal agencies, may have a significant impact on our lending policy, especially in the areas of single-family residential real estate and other consumer lending. For additional information on this legislation and its potential impact, refer to the Risk Factors entitled "The effect of financial services legislation and regulations remains uncertain" and "Our single-family real estate lending business faces significant change" in Item 1A- Risk Factors in this Annual Report.

Lending Activity

Commercial Loans. Our commercial lending group originates commercial loans primarily in our market areas. Our commercial lenders have extensive commercial lending experience, with most having at least ten years' experience. Loans are originated for general business purposes, including working capital, accounts receivable financing, machinery and equipment acquisition, and commercial real estate financing, including new construction and land development.

Working capital loans are often structured as a line of credit and are reviewed periodically in connection with the borrower's year-end financial reporting. These loans are generally secured by substantially all of the assets of the borrower and have a floating interest rate tied to the Mercantile Bank Prime Rate, Wall Street Journal Prime Rate or 30-day Libor Rate. Loans for machinery and equipment purposes typically have a maturity of three to five years and are fully amortizing, while commercial real estate loans are usually written with a five-year maturity and amortize over a 10- to 20-year period. Commercial loans typically have an interest rate that is fixed to maturity or is tied to the Wall Street Journal Prime Rate, Mercantile Bank Prime Rate or 30-day Libor Rate.

We evaluate many aspects of a commercial loan transaction in order to minimize credit and interest rate risk. Underwriting includes an assessment of the management, products, markets, cash flow, capital, income and collateral of the borrowing entity. This analysis includes a review of the borrower's historical and projected financial results. Appraisals are generally required to be performed by certified independent appraisers where real estate is the primary collateral, and in some cases, where equipment is the primary collateral. In certain situations, for creditworthy customers, we may accept title reports instead of requiring lenders' policies of title insurance.

Commercial real estate lending involves more risk than residential lending because loan balances are typically greater and repayment is dependent upon the borrower's business operations. We attempt to minimize the risks associated with these transactions by generally limiting our commercial real estate lending to owner-operated properties and to owners of non-owner occupied properties who have an established profitable history and satisfactory tenant structure. In many cases, risk is further reduced by requiring personal guarantees, limiting the amount of credit to any one borrower to an amount considerably less than our legal lending limit and avoiding certain types of commercial real estate financings.

We have no material foreign loans, and only limited exposure to companies engaged in energy producing and agricultural-related activities.

Single-Family Residential Real Estate Loans. We originate single-family residential real estate loans in our market areas, usually according to secondary market underwriting standards. Loans not conforming to those standards are made in limited circumstances. Single-family residential real estate loans provide borrowers with a fixed or adjustable interest rate with terms up to 30 years and are generally sold to certain investors.

Our bank has a home equity line of credit program. Home equity lines of credit are generally secured by either a first or second mortgage on the borrower's primary residence. The program provides revolving credit at a rate tied to the Wall Street Journal Prime Rate.

Consumer Loans. We originate consumer loans for a variety of personal financial needs, including new and used automobiles, boats, credit cards and overdraft protection for our checking account customers. Consumer loans generally have shorter terms and higher interest rates and usually involve more credit risk than single-family residential real estate loans because of the type and nature of the collateral.

We believe our consumer loans are underwritten carefully, with a strong emphasis on the amount of the down payment, credit quality, employment stability and monthly income of the borrower. These loans are generally repaid on a monthly repayment schedule with the source of repayment tied to the borrower's periodic income. In addition, consumer lending collections are dependent on the borrower's continuing financial stability, and are thus likely to be adversely affected by job loss, illness and personal bankruptcy. In many cases, repossessed collateral for a defaulted consumer loan will not provide an adequate source of repayment of the outstanding loan balance because of depreciation of the underlying collateral.

We believe that the generally higher yields earned on consumer loans compensate for the increased credit risk associated with such loans, and that consumer loans are important to our efforts to serve the credit needs of the communities and customers that we serve.

Loan Portfolio Quality

We utilize a comprehensive grading system for our commercial loans as well as for our residential mortgage and consumer loans. All commercial loans are graded on a ten grade rating system. The rating system utilizes standardized grade paradigms that analyze several critical factors such as cash flow, operating performance, financial condition, collateral, industry condition and management. All commercial loans are graded at inception and reviewed at various intervals. Residential mortgage and consumer loans are graded on a random sampling basis after the loan has been made using a separate standardized grade paradigm that analyzes several critical factors such as debt-to-income and credit and employment histories.

Our independent loan review program is primarily responsible for the administration of the grading system and ensuring adherence to established lending policies and procedures. The loan review program is an integral part of maintaining our strong asset quality culture. The loan review function works closely with senior management, although it functionally reports to the Board of Directors. All commercial loan relationships equal to or exceeding $1.6 million are formally reviewed every twelve months, with a random sampling performed on credits under $1.6 million. Our watch list credits are reviewed monthly by our Board of Directors and our Watch List Committee, the latter of which is comprised of personnel from the administration, lending and loan review functions.

Loans are placed in a nonaccrual status when, in our opinion, uncertainty exists as to the ultimate collection of all principal and interest. As of December 31, 2013, loans placed in nonaccrual status totaled $6.7 million, or 0.6% of total loans, compared to $19.0 million, or 1.8% of total loans, at December 31, 2012. We had no loans past due 90 days or more and still accruing interest at year-end 2013 or 2012.

Additional detail and information relative to the loan portfolio is incorporated by reference to Management's Discussion and Analysis of Financial Condition and Results of Operations ("Management's Discussion and Analysis") and Note 3 of the Notes to Consolidated Financial Statements in this Annual Report.

Allowance for Loan Losses

In each accounting period, we adjust the allowance to the amount we believe is necessary to maintain the allowance at an adequate level. Through the loan review and credit departments, we establish specific portions of the allowance based on specifically identifiable problem loans. The evaluation of the allowance is further based on, but not limited to, consideration of the internally prepared Allowance Analysis, loan loss migration analysis, composition of the loan portfolio, third party analysis of the loan administration processes and portfolio, and general economic conditions.

The Allowance Analysis applies reserve allocation factors to non-impaired outstanding loan balances, the result of which is combined with specific reserves to calculate an overall allowance dollar amount. For non-impaired commercial loans, which continue to comprise a vast majority of our total loans, reserve allocation factors are based upon loan ratings as determined by our standardized grade paradigms and by loan purpose. We have divided our commercial loan portfolio into five classes: 1) commercial and industrial loans; 2) vacant land, land development and residential construction loans; 3) owner occupied real estate loans; 4) non-owner occupied real estate loans; and 5) multi-family and residential rental property loans. The reserve allocation factors are primarily based on the historical trends of net loan charge-offs through a migration analysis whereby net loan losses are tracked via assigned grades over various time periods, with adjustments made for environmental factors reflecting the current status of, or recent changes in, items such as: lending policies and procedures; economic conditions; nature and volume of the loan portfolio; experience, ability and depth of management and lending staff; volume and severity of past due, nonaccrual and adversely classified loans; effectiveness of the loan review program; value of underlying collateral; lending concentrations; and other external factors, including competition and regulatory environment. Adjustments for specific lending relationships, particularly impaired loans, are made on a case-by-case basis. Non-impaired retail loan reserve allocations are determined in a similar fashion as those for non-impaired commercial loans, except that retail loans are segmented by type of credit and not a grading system. We regularly review the Allowance Analysis and make adjustments periodically based upon identifiable trends and experience.

A migration analysis is completed quarterly to assist us in determining appropriate reserve allocation factors for non-impaired commercial loans. Our migration takes into account various time periods, and while historically we have generally placed most weight on the eight-quarter time frame, consideration was given to the other time periods as part of our assessment. Given the stabilization of and decrease in loan losses experienced in recent quarters in comparison to loan losses recorded during the economic downturn of 2007 through 2011, we decided to transition from the eight-quarter time frame to a longer twelve-quarter time frame during 2012. Given current economic conditions and the general economic outlook over the near future, we believe the twelve-quarter period now represents a more appropriate range of economic conditions and provides for a more relevant basis in determining reserve allocation factors.

Although the migration analysis provides an accurate historical accounting of our net loan losses, it is not able to fully account for environmental factors that will also very likely impact the collectability of our commercial loans as of any quarter-end date. Therefore, we incorporate the environmental factors as adjustments to the historical data. Environmental factors include both internal and external items. We believe the most significant internal environmental factor is our credit culture and the relative aggressiveness in assigning and revising commercial loan risk ratings. Although we have been consistent in our approach to commercial loan ratings, the stressed economic conditions of the past several years have resulted in an even higher sense of aggressiveness with regards to the downgrading of lending relationships. For example, we made revisions to our grading paradigms in early 2009 that mathematically resulted in commercial loan relationships being more quickly downgraded when signs of stress are noted, such as slower sales activity for construction and land development commercial real estate relationships and reduced operating performance/cash flow coverage for commercial and industrial relationships. These changes, coupled with the stressed economic environment, resulted in significant downgrades and the need for substantial provisions to the allowance during the three-year period ended December 31, 2010. To more effectively manage our commercial loan portfolio, we also created a specific group tasked with managing our most distressed lending relationships.

Coinciding with our transition from an eight-quarter loan loss migration analysis to a twelve-quarter loan loss migration analysis during 2012, we also transitioned from a 50-basis point environmental factor matrix to a 35-basis point environmental factor matrix. We believe this reduction was appropriate since extending the look-back period of the loan loss migration analysis expands the level of environmental experience inherently included in the quantitative-based reserve allocation factors. This transition, along with typical periodic adjustments to the environmental factors, resulted in a net decrease of $1.5 million to the required loan loss reserve level as of December 31, 2012.

The most significant external environmental factor is the assessment of the current economic environment and the resulting implications on our commercial loan portfolio. Currently, we believe conditions remain stressed for certain non-owner occupied commercial real estate ("CRE"); however, recent data and performance reflect a level of stability, and in some cases improvement, in the other classes of our commercial loan portfolio.

The primary risk elements with respect to commercial loans are the financial condition of the borrower, the sufficiency of collateral, and timeliness of scheduled payments. We have a policy of requesting and reviewing periodic financial statements from commercial loan customers, and we have a disciplined and formalized review of the existence of collateral and its value. The primary risk element with respect to each residential real estate loan and consumer loan is the timeliness of scheduled payments. We have a reporting system that monitors past due loans and have adopted policies to pursue creditor's rights in order to preserve our collateral position.

Reflecting the stressed economic conditions and resulting negative impact on our loan portfolio, we substantially increased the allowance as a percent of the loan portfolio beginning in 2009. The allowance equaled $22.8 million, or 2.2% of total loans outstanding, as of December 31, 2013, compared to 2.8%, 3.4%, 3.6%, 3.1%, 1.5% and 1.4% at year-end 2012, 2011, 2010, 2009, 2008 and 2007, respectively. A significant portion of the decline in the level of the allowance to total loans outstanding during 2013 and 2012 reflects the charge-off of specific reserves that were created in prior periods and the elimination and reduction of specific reserves due to successful collection efforts, while the remainder of the decline is primarily associated with commercial loan upgrades and reductions in many reserve allocation factors on non-impaired commercial loans resulting from the impact of lower net loan charge-offs in recent periods on our migration calculations.

As of December 31, 2013, the allowance was comprised of $10.4 million in general reserves relating to non-impaired loans, $2.0 million in specific reserve allocations relating to nonaccrual loans, and $10.4 million in specific allocations on other loans, primarily accruing loans designated as troubled debt restructurings. Troubled debt restructurings totaled $34.9 million at December 31, 2013, consisting of $4.6 million that are on nonaccrual status and $30.3 million that are on accrual status. The latter, while considered and accounted for as impaired loans in accordance with accounting guidelines, is not included in our nonperforming loan totals. Impaired loans with an aggregate carrying value of $3.1 million as of December 31, 2013 had been subject to previous partial charge-offs aggregating $3.1 million. Those partial charge-offs were recorded as follows: $1.1 million in 2013, $1.2 million in 2012, $0.6 million in 2011 and $0.2 million in 2010. As of December 31, 2013, specific reserves allocated to impaired loans that had been subject to a previous partial charge-off totaled $0.1 million.

Although we believe the allowance is adequate to absorb losses as they arise, there can be no assurance that we will not sustain losses in any given period that could be substantial in relation to, or greater than, the size of the allowance.

Additional detail regarding the allowance is incorporated by reference to Management's Discussion and Analysis and Note 3 of the Notes to Consolidated Financial Statements included in this Annual Report.

Investments

Bank Holding Company Investments. The principal investments of our bank holding company are the investments in the common stock of our bank and the common securities of Mercantile trust. Other funds of our bank holding company may be invested from time to time in various debt instruments.

Subject to the limitations of the Bank Holding Company Act and the "Volcker Rule,", we are also permitted to make portfolio investments in equity securities and to make equity investments in subsidiaries engaged in a variety of non-banking activities, which include real estate-related activities such as community development, real estate appraisals, arranging equity financing for commercial real estate, and owning and operating real estate used substantially by our bank or acquired for its future use. Our bank holding company has no plans at this time to make directly any of these equity investments at the bank holding company level. Our Board of Directors may, however, alter the investment policy at any time without shareholder approval.

Our Bank's Investments. Our bank may invest its funds in a wide variety of debt instruments and may participate in the federal funds market with other depository institutions. Subject to certain exceptions, our bank is prohibited from investing in equity securities. Among the equity investments permitted for our bank under various conditions and subject in some instances to amount limitations, are shares of a subsidiary insurance agency, mortgage company, real estate company, or Michigan business and industrial development company, such as our insurance company, our mortgage company, or our real estate company. Under another such exception, in certain circumstances and with prior notice to or approval of the FDIC, our bank could invest up to 10% of its total assets in the equity securities of a subsidiary corporation engaged in the acquisition and development of real property for sale, or the improvement of real property by construction or rehabilitation of residential or commercial units for sale or lease. Our bank has no present plans to make such an investment. Real estate acquired by our bank in satisfaction of or foreclosure upon loans may be held by our bank for specified periods. Our bank is also permitted to invest in such real estate as is necessary for the convenient transaction of its business. Our bank's Board of Directors may alter the bank's investment policy without shareholder approval at any time.

Additional detail and information relative to the securities portfolio is incorporated by reference to Management's Discussion and Analysis and Note 2 of the Notes to Consolidated Financial Statements included in this Annual Report.

Competition

Our primary markets for loans and core deposits are the Grand Rapids, Holland and Lansing metropolitan areas. We face substantial competition in all phases of our operations from a variety of different competitors. We compete for deposits, loans and other financial services with numerous Michigan-based and national and regional banks, savings banks, thrifts, credit unions and other financial institutions as well as from other entities that provide financial services. Some of the financial institutions and financial service organizations with which we compete are not subject to the same degree of regulation as we are. Many of our primary competitors have been in business for many years, have established customer bases, are larger, have substantially higher lending limits than we do, and offer larger branch networks and other services which we do not. Most of these same entities have greater capital resources than we do, which, among other things, may allow them to price their services at levels more favorable to the customer and to provide larger credit facilities than we do. Under specified circumstances (that have been modified by the Dodd-Frank Act), securities firms and insurance companies that elect to become financial holding companies under the Bank Holding Company Act may acquire banks and other financial institutions. Federal banking law affects the competitive environment in which we conduct our business. The financial services industry is also likely to become more competitive as further technological advances enable more companies to provide financial services.

Selected Statistical Information

Management's Discussion and Analysis beginning on Page F-4 in this Annual Report includes selected statistical information.

Return on Equity and Assets

Return on Equity and Asset information is included in Management's Discussion and Analysis beginning on Page F-4 in this Annual Report.

Available Information

We maintain an internet website at www.mercbank.com. We make available on or through our website, free of charge, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practical after we electronically file such material with, or furnish it to, the Securities and Exchange Commission. We do not intend the address of our website to be an active link or to otherwise incorporate the contents of our website into this Annual Report.

Item 1A. Risk Factors.

The following risk factors could affect our business, financial condition or results of operations. These risk factors should be considered in connection with evaluating the forward-looking statements contained in this Annual Report because they could cause the actual results and conditions to differ materially from those projected in forward-looking statements. Before you buy our common stock, you should know that investing in our common stock involves risks, including the risks described below. The risks that are highlighted here are not the only ones we face. If the adverse matters referred to in any of the risks actually occur, our business, financial condition or operations could be adversely affected. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Adverse changes in economic conditions or interest rates may negatively affect our earnings, capital and liquidity.

The results of operations for financial institutions, including our bank, may be materially and adversely affected by changes in prevailing local and national economic conditions, including declines in real estate market values and the related declines in value of our real estate collateral, rapid increases or decreases in interest rates and changes in the monetary and fiscal policies of the federal government. Our profitability is heavily influenced by the spread between the interest rates we earn on loans and investments and the interest rates we pay on deposits and other interest-bearing liabilities. Substantially all of our loans are to businesses and individuals in western or south central Michigan, and any decline in the economy of these areas could adversely affect us. Like most banking institutions, our net interest spread and margin will be affected by general economic conditions and other factors that influence market interest rates and our ability to respond to changes in these rates. At any given time, our assets and liabilities may be such that they will be affected differently by a given change in interest rates.

Significant declines in the value of commercial real estate could adversely impact us.

Many of our loans relate to commercial real estate. Stressed economic conditions may reduce the value of commercial real estate and strain the financial condition of our commercial real estate borrowers, especially in the land development and non-owner occupied commercial real estate segments of our loan portfolio. Those difficulties could adversely affect us and could produce losses and other adverse effects on our business.

Market volatility may adversely affect us.

The capital and credit markets may experience volatility and disruption. In some cases, the markets have produced downward pressure on stock prices and credit availability for certain issuers without apparent regard to those issuers' underlying financial strength. Future levels of market disruption and volatility may have an adverse effect, which may be material, on our ability to access capital and on our business, financial condition and results of operations.

We face certain risks related to our planned merger with Firstbank as outlined in the merger prospectus.

We face certain risks related to our planned merger with Firstbank, including risks related to our ability to consummate the merger in a timely fashion and our ability to successfully integrate the companies following the merger. These risks are outlined in our Section 424(b)(3) prospectus filed with the SEC on November 6, 2013, at pages 31-37, and are incorporated here by reference.

Anticipation of the special dividend may cause upward pressure on or support of the price of Mercantile common stock as investors purchase or hold shares to collect the expected special dividend. The price of Mercantile common stock may decline on or after the ex-dividend date or payment date of the dividend.

As part of the merger, Mercantile's Board of Directors expects to declare and pay a special cash dividend of $2.00 per share to Mercantile shareholders prior to the effective time of the merger, subject to the satisfaction of the closing conditions set forth in the merger agreement. Anticipation of the special dividend may cause upward pressure on or support of the price of Mercantile common stock as investors purchase or hold shares to collect the expected special dividend. The price of Mercantile common stock may decline on or after the ex-dividend date or payment date of the dividend because the shareholders' equity of Mercantile will decrease by the amount of the distribution.

Our future success is dependent on our ability to compete effectively in the highly competitive banking industry.

We face substantial competition in all phases of our operations from a variety of different competitors. Our future growth and success will depend on our ability to compete effectively in this highly competitive environment. We compete for deposits, loans and other financial services with numerous Michigan-based and national and regional banks, thrifts, credit unions and other financial institutions as well as other entities that provide financial services, including securities firms and mutual funds. Some of the financial institutions and financial service organizations with which we compete are not subject to the same degree of regulation as we are. Most of our competitors have been in business for many years, have established customer bases, are larger, have substantially higher lending limits than we do and offer branch networks and other services which we do not, including trust and international banking services. Most of these entities have greater capital and other resources than we do, which, among other things, may allow them to price their services at levels more favorable to the customer and to provide larger credit facilities than we do. This competition may limit our growth or earnings. Under specified circumstances (that have been modified by the Dodd-Frank Act), securities firms and insurance companies that elect to become financial holding companies under the Bank Holding Company Act may acquire banks and other financial institutions. Federal banking law affects the competitive environment in which we conduct our business. The financial services industry is also likely to become more competitive as further technological advances enable more companies to provide financial services. These technological advances may diminish the importance of depository institutions and other financial intermediaries in the transfer of funds between parties.

We may not be able to successfully adapt to evolving industry standards and market pressures.

Our success depends, in part, on the ability to adapt products and services to evolving industry standards. There is increasing pressure to provide products and services at lower prices. This can reduce net interest income and noninterest income from fee-based products and services. In addition, the widespread adoption of new technologies could require us to make substantial capital expenditures to modify or adapt existing products and services or develop new products and services. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition, or results of operations may be adversely affected.

The soundness of other financial institutions could adversely affect us.

Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships. We have exposure to many different industries and counterparties, and we routinely execute transactions with counterparties in the financial industry. As a result, defaults by, or even rumors or questions about, one or more financial services institutions, or the financial services industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by us or by other institutions. Even routine funding transactions expose us to credit risk in the event of default of our counterparty or client. In addition, our credit risk may be exacerbated when the collateral held by us cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the financial instrument exposure due us. There is no assurance that any such losses would not materially and adversely affect our results of operations.

The effect of the U.S. Government's response to the financial crisis remains uncertain.

In response to the turmoil in the financial services sector and the severe recession in the broader economy, the U.S. Government took legislative and other action intended to restore financial stability and economic growth. In October, 2008, then President Bush signed the Emergency Economic Stabilization Act of 2008 (the "EESA"). Among other things, the EESA established the Troubled Asset Relief Program ("TARP"). Under TARP, among other things, the United States Treasury Department (the "Treasury Department") made senior preferred stock investments in qualifying financial institutions. In February, 2009, President Obama signed the American Recovery and Reinvestment Act of 2009 (the "ARRA"). The ARRA contained, among other things, a further package of economic stimulus measures and amendments to EESA's restrictions on compensation of executives of financial institutions and others participating in the TARP. The FDIC and the Treasury Department also implemented further measures to address the crisis in the financial services sector. Further legislation providing tax relief and other economic stimulus was adopted by Congress in 2010 and 2011. Many of the programs initiated under the EESA and ARRA, and emergency regulatory actions of the FDIC and the Treasury Department, have expired or been terminated by subsequent legislative and regulatory actions. In addition to legislation, the Federal Reserve Board eased short-term interest rates and implemented a series of emergency programs to furnish liquidity to the financial markets and credit to various participants in those markets, as well as programs of quantitative easing through direct open market purchases of certain Treasury and other securities. In December, 2013, the Federal Reserve Board began a phased reduction in the amount of such securities purchases, contingent upon the general performance of the U.S. economy and unemployment and inflation metrics. There can be no assurance as to the actual impact of these laws, and their respective implementing regulations, the programs of the government agencies, or any further legislation or regulations, on the financial markets, the broader economy, or on our business, financial condition, results of operations, access to credit or the trading price of our common stock.

The effect of financial services legislation and regulations remains uncertain.

In response to the financial crisis, on July 21, 2010, President Obama signed the Dodd-Frank Act, the most comprehensive reform of the regulation of the financial services industry since the Great Depression of the 1930's. Among many other things, the Dodd-Frank Act provides for increased supervision of financial institutions by regulatory agencies, more stringent capital requirements for financial institutions, major changes to deposit insurance assessments by the FDIC, prohibitions on proprietary trading and sponsorship or investment in hedge funds and private equity funds by insured depository institutions, holding companies, and their affiliates, heightened regulation of hedging and derivatives activities, a greater focus on consumer protection issues, in part through the formation of a new Consumer Financial Protection Bureau ("CFPB") having powers formerly split among different regulatory agencies, extensive changes to the regulation of residential mortgage lending, imposition of limits on interchange transaction and network fees for electronic debit transactions, repeal of the prohibition on payment of interest on demand deposits, the effective winding up of additional expenditures of funds under the TARP, and the imposition of a "sunset date" of December 31, 2012 on expenditures under the ARRA. Many of the Dodd-Frank Act's provisions have delayed effective dates, while other provisions require implementing regulations of various federal agencies, some of which have not yet been adopted in final form. There can be no assurance that the Dodd-Frank Act and its implementing regulations will not limit our ability to pursue business opportunities, impose additional costs on us, impact our revenues or the value of our assets, or otherwise adversely affect our business.

Our credit losses could increase and our allowance may not be adequate to cover actual loan losses.

The risk of nonpayment of loans is inherent in all lending activities, and nonpayment, when it occurs, may have a materially adverse effect on our earnings and overall financial condition as well as the value of our common stock. Our focus on commercial lending may result in a larger concentration of loans to small businesses. As a result, we may assume different or greater lending risks than other banks. We make various assumptions and judgments about the collectability of our loan portfolio and provide an allowance for losses based on several factors. If our assumptions are wrong, our allowance may not be sufficient to cover our losses, which would have an adverse effect on our operating results. The actual amounts of future provisions for loan losses cannot be determined at this time and may exceed the amounts of past provisions. Additions to our allowance decrease our net income.

We rely heavily on our management and other key personnel, and the loss of any of them may adversely affect our operations.

We are and will continue to be dependent upon the services of our management team, including Michael H. Price, Chairman of the Board, President and Chief Executive Officer, and our other senior managers. The loss of Mr. Price, or any of our other senior managers, could have an adverse effect on our growth and performance. We have entered into employment contracts with Mr. Price and two other executive officers. The contracts provide for a three-year employment period that is extended for an additional year each year unless a notice is given indicating that the contract will not be extended.

In addition, we continue to depend on our key commercial loan officers. Several of our commercial loan officers are responsible, or share responsibility, for generating and managing a significant portion of our commercial loan portfolio. Our success can be attributed in large part to the relationships these officers as well as members of our management team have developed and are able to maintain with our customers as we continue to implement our community banking philosophy. The loss of any of these commercial loan officers could adversely affect our loan portfolio and performance, and our ability to generate new loans. Many of our key employees have signed agreements with us agreeing not to compete with us in one or more of our markets for specified time periods if they leave employment with us. However, we may not be able to effectively enforce such agreements.

Some of the other financial institutions in our markets also require their key employees to sign agreements that preclude or limit their ability to leave their employment and compete with them or solicit their customers. These agreements make it more difficult for us to hire loan officers with experience in our markets who can immediately solicit their former or new customers on our behalf.

Decline in the availability of out-of-area deposits could cause liquidity or interest rate margin concerns, or limit our growth.

We utilize out-of-area or wholesale deposits to support our assets. These deposits are generally a lower cost source of funds when compared to the interest rates that we would have to offer in our local markets to generate a commensurate level of funds. In addition, the overhead costs associated with wholesale deposits are considerably less than the overhead costs we would incur to obtain and administer a similar level of local deposits. A decline in the availability of these wholesale deposits would require us to fund our growth with more costly funding sources, which could reduce our net interest margin, limit our growth, reduce our asset size, or increase our overhead costs. Wholesale deposits include deposits obtained through brokers. If a bank is not well capitalized, regulatory approval is required to accept brokered deposits.

Future sales of our common stock or other securities may dilute the value of our common stock.

In many situations, our Board of Directors has the authority, without any vote of our shareholders, to issue shares of our authorized but unissued preferred or common stock, including shares authorized and unissued under our Stock Incentive Plan of 2006. In the future, we may issue additional securities, through public or private offerings, in order to raise additional capital. Any such issuance would dilute the percentage of ownership interest of existing shareholders and may dilute the per share book value of the common stock. In addition, option holders under our stock-based incentive plans may exercise their options at a time when we would otherwise be able to obtain additional equity capital on more favorable terms.

We are subject to significant government regulation, and any regulatory changes may adversely affect us.

The banking industry is heavily regulated under both federal and state law. These regulations are primarily intended to protect customers, the federal deposit insurance fund, and the stability of the U.S. financial system, not our creditors or shareholders. Existing state and federal banking laws subject us to substantial limitations with respect to the making of loans, the purchase of securities, the payment of dividends and many other aspects of our business. Some of these laws may benefit us, others may increase our costs of doing business, or otherwise adversely affect us and create competitive advantages for others. Regulations affecting banks and financial services companies undergo continuous change, and we cannot predict the ultimate effect of these changes, which could have a material adverse effect on our profitability or financial condition. Federal economic and monetary policy may also affect our ability to attract deposits, make loans and achieve satisfactory interest spreads.

Our single-family real estate lending business faces significant change.

The Dodd-Frank Act significantly changed the regulation of single-family residential mortgage lending in the United States. Among other things, the law transferred rule-making and enforcement powers from a number of federal agencies to the CFPB, imposed new risk retention and recordkeeping requirements on lenders (such as our bank) which sell single-family residential mortgage loans in the secondary market, required revision of disclosure documents mandated by various federal laws, limited loan originator compensation and expanded recordkeeping and reporting requirements under other federal statutes. Regulations implementing the Dodd-Frank Act adopted in 2013 by the CFPB (i) require lenders to make a reasonable good faith determination of a prospective residential mortgage borrower's ability to repay based on specific underwriting criteria and define the characteristics of "qualified mortgages" that presumptively satisfy the ability to pay requirement, (ii) impose new requirements on mortgage servicing that address many issues, including periodic billing statements, error resolution, force-placed insurance, payment crediting and payoff, early intervention with delinquent borrowers, and enhanced loss mitigation procedures, (iii) specify new limitations on loan originator compensation, (iv) further restrict certain high-cost mortgage loans, (v) expand mandated loan escrow accounts for certain loans, (vi) revise existing appraisal requirements under the Equal Credit Opportunity Act and require provision of a free copy of all appraisals to applicants for first lien loans, and (vii) combine in a single, new form required loan disclosures under the Truth-in-Lending Act ("TILA") and the Real Estate Settlement Procedures Act ("RESPA"). Apart from use of the TILA/RESPA combined disclosure form (which becomes effective August 1, 2015), the effective dates of these changes are in 2014. These and other changes required by the Dodd-Frank Act will require substantial modifications to the entire mortgage lending and servicing industry. Their impact may involve changes to our operations and increased compliance costs in making single-family residential mortgage loans.

Minimum capital requirements are scheduled to increase.

The provisions of the Dodd-Frank Act relating to capital to be maintained by financial institutions approach convergence with the standards (generally known as Basel III) adopted in December, 2010 by the Group of Governors and Heads of Supervision, the oversight body of the Basel Committee on Banking Supervision. Among other things, those standards contain a narrower definition of elements qualifying for inclusion as Tier 1 capital and higher minimum risk-based capital levels than those specified in current U.S. law and regulations. In July, 2013, the U.S. federal bank regulatory agencies adopted regulations to implement the provisions of the Dodd-Frank Act and Basel III for U.S. financial institutions. The new regulations will become applicable to us and our bank on January 1, 2015.

The new regulations implement (i) revised definitions of regulatory capital elements, (ii) a new common equity tier 1 ("CET 1") minimum capital ratio requirement, (iii) an increase in the existing minimum tier 1 capital ratio requirement, (iv) new limits on capital distributions and certain discretionary bonus payments if an institution does not hold a specified amount of CET 1 (called a capital conservation buffer) in addition to the amount required to meet its minimum risk-based capital requirements, (v) new risk-weightings for certain categories of assets, and (vi) other requirements applicable to banking organizations which have total consolidated assets of $250 billion or more, total consolidated on-balance sheet foreign exposure of $10 billion or more, elect to use the advanced measurement approach for calculating risk-weighted assets, or are subsidiaries of banking organizations that use the advanced measurement approach ("Advanced Approaches Entities").

Among other things, the new regulations generally require banking organizations to recognize in regulatory capital most components of accumulated other comprehensive income ("AOCI"), including accumulated unrealized gains and losses on available for sale securities. This requirement, which is not imposed under existing risk-based capital regulations, may be avoided by banking organizations, such as us and our bank, that are not Advanced Approaches Entities, by making a one-time, irrevocable election on the first quarterly regulatory report following the date on which the regulations become effective as to it, now scheduled for the first quarter of 2015.

In addition, the new regulations (unlike the original proposal), permit companies such as us, which had total assets of less than $15 billion on December 31, 2009, and had issued trust preferred securities on or prior to May 19, 2010, to continue to include such securities in tier 1 capital.

On January 1, 2015, for banking organizations such as us and our bank that are not Advanced Approaches Entities, the new regulations mandate a minimum ratio of CET 1 to standardized total risk-weighted assets ("RWA") of 4.5%, an increased ratio of tier 1 capital to RWA of 6.0% (compared to the current requirement of 4.0%), a total capital ratio (that is, the sum of tier 1 and tier 2 capital to RWA) of 8.0%, and a minimum leverage ratio (that is, tier 1 capital to adjusted average total consolidated assets) of 4.0%. The calculation of these amounts will be affected by the new definitions of certain capital elements.

The capital conservation buffer comprised solely of CET 1 will be phased-in commencing January 1, 2016, beginning at 0.625% of RWA and rising to 2.5% of RWA on January 1, 2019. Failure by a banking organization to maintain the aggregate required minimum capital ratios and capital conservation buffer will impair its ability to make certain distributions (including dividends and stock repurchases) and discretionary bonus payments to executive officers.

These increased minimum capital requirements may adversely affect our ability (and that of our bank) to pay cash dividends, reduce our profitability, or otherwise adversely affect our business, financial condition or results of operations. In the event of a need for additional capital to meet these requirements, there can be no assurance of our ability to raise funding in the equity and capital markets. Factors that we cannot control, such as the disruption of financial markets or negative views of the financial services industry generally, could impair our ability to raise qualifying equity capital. In addition, our ability to raise qualifying equity capital could be impaired if investors develop a negative perception of our financial prospects. If we were unable to raise qualifying equity capital, it might be necessary for us to sell assets in order to maintain required capital ratios. We may be unable to sell some of our assets, or we may have to sell assets at a discount from market value, either of which could adversely affect our results of operations, cash flow and financial condition.

We may need to raise additional capital in the future, and such capital may not be available when needed or at all.

We may need or want to raise additional capital in the future to provide us with sufficient capital resources and liquidity to meet our commitments and business needs, particularly if our asset quality or earnings were to deteriorate significantly. Our ability to raise additional capital will depend on, among other things, conditions in the capital markets at that time, which are outside of our control, and our financial performance. Economic conditions and any loss of confidence in financial institutions generally may increase our cost of funding and limit access to certain customary sources of capital.

There can be no assurance that capital will be available on acceptable terms or at all. Any occurrence that may limit our access to the capital markets, such as a decline in the confidence of equity or debt purchasers, or counterparties participating in the capital markets, may adversely affect our capital costs and our ability to raise capital and, potentially, our liquidity. Also, if we need to raise capital in the future, we may have to do so when many other financial institutions are also seeking to raise capital and would have to compete with those institutions for investors. An inability to raise additional capital on acceptable terms when needed could have a materially adverse effect on our business, financial condition and results of operations.

We continually encounter technological change, and we may have fewer resources than our competitors to continue to invest in technological improvements.

The banking industry is undergoing technological changes with frequent introductions of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our future success will depend, in part, on our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands for convenience as well as create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements than we do. There can be no assurance that we will be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers.

Our Articles of Incorporation and By-laws and the laws of the State of Michigan contain provisions that may discourage or prevent a takeover of our company and reduce any takeover premium.

Our Articles of Incorporation and By-laws, and the corporate laws of the State of Michigan, include provisions which are designed to provide our Board of Directors with time to consider whether a hostile takeover offer is in our and our shareholders' best interest. These provisions, however, could discourage potential acquisition proposals and could delay or prevent a change in control. The provisions also could diminish the opportunities for a holder of our common stock to participate in tender offers, including tender offers at a price above the then-current market price for our common stock. These provisions could also prevent transactions in which our shareholders might otherwise receive a premium for their shares over then-current market prices, and may limit the ability of our shareholders to approve transactions that they may deem to be in their best interests.

The Michigan Business Corporation Act contains provisions intended to protect shareholders and prohibit or discourage various types of hostile takeover activities. In addition to these provisions and the provisions of our Articles of Incorporation and By-laws, federal law requires the Federal Reserve Board's approval prior to acquiring "control" of a bank holding company. All of these provisions may delay or prevent a change in control without action by our shareholders and could adversely affect the price of our common stock.

There is a limited trading market for our common stock.

The price of our common stock has been, and will likely continue to be, subject to fluctuations based on, among other things, economic and market conditions for bank holding companies and the stock market in general, as well as changes in investor perceptions of our company. The issuance of new shares of our common stock also may affect the market for our common stock.

Our common stock is traded on the Nasdaq Global Select Market under the symbol "MBWM." The development and maintenance of an active public trading market depends upon the existence of willing buyers and sellers, the presence of which is beyond our control. While we are a publicly-traded company, the volume of trading activity in our stock is still relatively limited. Even if a more active market develops, there can be no assurance that such a market will continue, or that our shareholders will be able to sell their shares at or above the offering price.

Our ability to pay cash and stock dividends is subject to limitations under various laws and regulations and to prudent and sound banking practices.

Our business is subject to operational risks.

We, like most financial institutions, are exposed to many types of operational risks, including the risk of fraud by employees or outsiders, unauthorized transactions by employees or operational errors. Operational errors may include clerical or record keeping errors or those resulting from faulty or disabled computer or telecommunications systems. Given our volume of transactions, certain errors may be repeated or compounded before they are discovered and successfully corrected. Our necessary dependence upon automated systems to record and process our transaction volume may further increase the risk that technical system flaws or employee tampering or manipulation of those systems will result in losses that are difficult to detect.

We may also be subject to disruptions of our operating systems arising from events that are wholly or partially beyond our control, including, for example, computer viruses or electrical or telecommunications outages, which may give rise to losses in service to customers and to loss or liability to us. We are further exposed to the risk that our external vendors may be unable to fulfill their contractual obligations to us, or will be subject to the same risk of fraud or operational errors by their respective employees as are we, and to the risk that our or our vendors' business continuity and data security systems prove not to be adequate. We also face the risk that the design of our controls and procedures proves inadequate or is circumvented, causing delays in detection or errors in information. Although we maintain a system of controls designed to keep operational risks at appropriate levels, there can be no assurance that we will not suffer losses from operational risks in the future that may be material in amount.

We face the risk of cyber-attack to our computer systems.

Our computer systems, software and networks have been and will continue to be vulnerable to unauthorized access, loss or destruction of data (including confidential client information), account takeovers, unavailability of service, computer viruses or other malicious code, cyber-attacks and other events. These threats may derive from human error, fraud or malice on the part of employees or third parties, or may result from accidental technological failure. If one or more of these events occurs, it could result in the disclosure of confidential client information, damage to our reputation with our clients and the market, additional costs to us (such as repairing systems or adding new personnel or protection technologies), regulatory penalties and financial losses, to both us and our clients and customers. Such events could also cause interruptions or malfunctions in our operations (such as the lack of availability of our online banking system), as well as the operations of our clients, customers or other third parties. Although we maintain safeguards to protect against these risks, there can be no assurance that we will not suffer losses in the future that may be material in amount.

Damage to our reputation could materially harm our business.

Our relationship with many of our clients is predicated upon our reputation as a fiduciary and a service provider that adheres to the highest standards of ethics, service quality and regulatory compliance. Adverse publicity, regulatory actions, litigation, operational failures, the failure to meet client expectations and other issues with respect to one or more of our businesses could materially and adversely affect our reputation, our ability to attract and retain clients or our sources of funding for the same or other businesses. Preserving and enhancing our reputation also depends on maintaining systems and procedures that address known risks and regulatory requirements, as well as our ability to identify and mitigate additional risks that arise due to changes in our businesses and the marketplaces in which we operate, the regulatory environment and client expectations. If any of these developments has a material effect on our reputation, our business will suffer.

Item 1B. Unresolved Staff Comments

We have received no written comments regarding our periodic or current reports from the staff of the Securities and Exchange Commission that were issued 180 days or more before the end of our 2013 fiscal year and that remain unresolved.

Item 2. Properties.

During 2005, our bank placed into service a new four-story facility located approximately two miles north from the center of downtown Grand Rapids. This facility serves as our headquarters and our bank's main office, and houses the administration function, our bank's commercial lending and review function, our bank's loan operations function, our bank's deposit operations function, a full service branch, and portions of our bank's retail lending and business development function. The facility consists of approximately 55,000 square feet of usable space and contains multiple drive-through lanes with ample parking. The land and building are owned by our real estate company. The address of this facility is 310 Leonard Street NW, Grand Rapids, Michigan.

Our bank designed and constructed a full service branch and retail loan facility, which opened in July of 1999, in Alpine Township, a northwest suburb of Grand Rapids. The facility is one story and has approximately 8,000 square feet of usable space. The land and building are owned by our bank. The facility has multiple drive-through lanes and ample parking space. The address of this facility is 4613 Alpine Avenue NW, Comstock Park, Michigan.

During 2001, our bank designed and constructed two facilities on a four-acre parcel of land located in the City of Wyoming, a southwest suburb of Grand Rapids. The land had been purchased by our bank in 2000. The larger of the two buildings is a full service branch, which opened in September of 2001. The facility is two-stories and has approximately 25,000 square feet of usable space. The facility has multiple drive-through lanes and ample parking space. The address of this facility is 5610 Byron Center Avenue SW, Wyoming, Michigan. The other building is a single-story facility with approximately 11,000 square feet of usable space. Our bank's accounting, audit, loss prevention and wire transfer functions are housed in this building, which underwent a renovation in 2005 that almost doubled its size. The address of this facility is 5650 Byron Center Avenue SW, Wyoming, Michigan.

During 2002, our bank designed and constructed a full service branch, which opened in December of 2002, in the City of Kentwood, a southeast suburb of Grand Rapids. The land had been purchased by our bank in 2001. The facility is one story and has approximately 10,000 square feet of usable space. The facility has multiple drive-through lanes and ample parking space. The address of this facility is 4860 Broadmoor Avenue SE, Kentwood, Michigan.

During 2003, our bank designed and constructed a full service branch in the northeast quadrant of the City of Grand Rapids. The land had been purchased by our bank in 2002. The facility is one story and has approximately 3,500 square feet of usable space. The facility has multiple drive-through lanes and ample parking space. The address of this facility is 3156 Knapp Street NE, Grand Rapids, Michigan.

During 2003, our bank designed and started construction of a new two-story facility located in Holland, Michigan. This facility, which was completed during the fourth quarter of 2004, serves as a full service banking center for the Holland area, including commercial lending, retail lending and a full service branch. The facility, which is owned by our bank, consists of approximately 30,000 square feet of usable space and contains multiple drive-through lanes with ample parking. The address of this facility is 880 East 16th Street, Holland, Michigan.

During 2006, our bank purchased approximately three acres of vacant land and designed and initiated construction of a new three-story facility in East Lansing, Michigan. This facility was completed during the second quarter of 2007, and serves as a full service banking center for the greater Lansing area, including commercial lending, retail lending, and a full service branch. The facility consists of approximately 27,000 square feet of usable space and contains multiple drive-through lanes with ample parking. The address of this facility is 3737 Coolidge Road, East Lansing, Michigan.

Item 3. Legal Proceedings.

From time to time, we may be involved in various legal proceedings that are incidental to our business. In the opinion of management, we are not a party to any legal proceedings that are material to our financial condition, either individually or in the aggregate.

Item 4. Mine Safety Disclosures.

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Our common stock is traded on the Nasdaq Global Select Market under the symbol "MBWM." At February 1, 2014, there were 298 record holders of our common stock. In addition, we estimate that there were approximately 4,000 beneficial owners of our common stock who own their shares through brokers or banks. The following table shows the high and low sales prices for our common stock as reported by the Nasdaq Global Select Market for the periods indicated and the quarterly cash dividends paid by us during those periods.

	High	Low	Dividend
2013			
First Quarter	$ 17.29	$ 16.03	$ 0.10
Second Quarter	18.00	16.50	0.11
Third Quarter	22.41	17.87	0.12
Fourth Quarter	22.52	19.95	0.12
2012			
First Quarter	$ 9.77	$ 14.25	$ 0.00
Second Quarter	18.46	13.71	0.00
Third Quarter	18.69	15.77	0.00
Fourth Quarter	17.98	13.41	0.09

Holders of our common stock are entitled to receive dividends that the Board of Directors may declare from time to time. We may only pay dividends out of funds that are legally available for that purpose. We are a holding company and substantially all of our assets are held by our subsidiaries. Our ability to pay dividends to our shareholders depends primarily on our bank's ability to pay dividends to us. Dividend payments and extensions of credit to us from our bank are subject to legal and regulatory limitations, generally based on capital levels and current and retained earnings, imposed by law and regulatory agencies with authority over our bank. The ability of our bank to pay dividends is also subject to its profitability, financial condition, capital expenditures and other cash flow requirements. In addition, under the terms of our subordinated debentures, we would be precluded from paying dividends on our common stock if an event of default has occurred and is continuing under the subordinated debentures, or if we exercised our right to defer payments of interest on the subordinated debentures, until the deferral ended. Also, in connection with our participation in the Treasury Department's Capital Purchase Program, we agreed that we would not, without the Treasury Department's consent, increase our cash dividend rate on our common stock, or with certain exceptions, repurchase any shares of our common stock. These restrictions relating to the Capital Purchase Program expired when we repurchased the preferred stock and warrant during 2012.

We and our bank are subject to regulatory capital requirements administered by state and federal banking agencies. Failure to meet the various capital requirements can initiate regulatory action that could have a direct material effect on our financial statements. Our bank's ability to pay cash and stock dividends is subject to limitations under various laws and regulations and to prudent and sound banking practices. On October 11, 2012, our Board of Directors declared a cash dividend on our common stock in the amount of $0.09 per share, that was paid on December 10, 2012 to shareholders of record as of November 9, 2012. This represented our first common stock cash dividend since the first quarter of 2010, as in April 2010 we suspended payments of cash dividends on our common stock. On January 10, 2013, our Board of Directors declared a cash dividend on our common stock in the amount of $0.10 per share that was paid on March 8, 2013 to shareholders of record as of February 8, 2013. On April 11, 2013, our Board of Directors declared a cash dividend on our common stock in the amount of $0.11 per share that was paid on June 10, 2013 to shareholders of record as of May 10, 2013. On July 11, 2013, our Board of Directors declared a cash dividend on our common stock in the amount of $0.12 per share that was paid on September 10, 2013 to shareholders of record as of August 9, 2013. On October 10, 2013, our Board of Directors declared a cash dividend on our common stock in the amount of $0.12 per share that was paid on December 10, 2013 to shareholders of record as of November 8, 2013. On January 16, 2014, our Board of Directors declared a cash dividend on our common stock in the amount of $0.12 per share that will be paid on March 10, 2014 to shareholders of record as of February 10, 2014.

As part of our planned merger with Firstbank, Mercantile's Board of Directors expects to declare and pay a special cash dividend of $2.00 per share to Mercantile shareholders prior to the effective time of the merger, subject to the satisfaction of the closing conditions set forth in the merger agreement. Anticipation of the special dividend may cause upward pressure on or support of the price of Mercantile common stock as investors purchase or hold shares to collect the expected special dividend. The price of Mercantile common stock may decline on or after the ex-dividend date or payment date of the dividend.

Issuer Purchases of Equity Securities

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid Per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
October 1 - 31	N/A	N/A	0	0
November 1 - 30	16,531	$ 21.73	0	0
December 1 – 31	N/A	N/A	0	0
Total	**16,531**	**$ 21.73**	**0**	**0**

The shares shown in column (a) above as having been purchased were acquired from several of our employees when they used shares of common stock that they already owned to pay part of the exercise price when exercising stock options under our employee stock-based compensation plans.

Shareholder Return Performance Graph

Set forth below is a line graph comparing the yearly percentage change in the cumulative total shareholder return on our common stock (based on the last reported sales price of the respective year) with the cumulative total return of the Nasdaq Composite Index and the SNL Bank Nasdaq Index from December 31, 2008 through December 31, 2013. The following is based on an investment of $100 on December 31, 2008 in our common stock, the Nasdaq Composite Index and the SNL Bank Nasdaq Index, with dividends reinvested where applicable.


Total Return Performance
Index Value
600
500
400
300
200
100
0
Mercantile Bank Corporation
NASDAQ Composite
SNL Bank NASDAQ
12/31/08
12/31/09
12/31/10
12/31/11
12/31/12
12/31/13

	Period Ending					
Index	**12/31/08**	**12/31/09**	**12/31/10**	**12/31/11**	**12/31/12**	**12/31/13**
Mercantile Bank Corporation	100.00	72.88	194.60	231.39	393.98	527.88
NASDAQ Composite	100.00	145.36	171.74	170.38	200.63	281.22
SNL Bank NASDAQ	100.00	81.12	95.71	84.92	101.22	145.48

Item 6. Selected Financial Data.

The Selected Financial Data in this Annual Report is incorporated here by reference.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Management's Discussion and Analysis included in this Annual Report is incorporated here by reference.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

The information under the heading "Market Risk Analysis" included in this Annual Report is incorporated here by reference.

Item 8. Financial Statements and Supplementary Data.

The Consolidated Financial Statements, Notes to Consolidated Financial Statements and the Reports of Independent Registered Public Accounting Firm included in this Annual Report are incorporated here by reference.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None

Item 9A. Controls and Procedures.

As of December 31, 2013, an evaluation was performed under the supervision of and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures were effective as of December 31, 2013.

There have been no significant changes in our internal control over financial reporting during the quarter ended December 31, 2013, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). There are inherent limitations in the effectiveness of any system of internal control. Accordingly, even an effective system of internal control can provide only reasonable assurance with respect to financial statement preparation.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2013. This evaluation was based on criteria for effective internal control over financial reporting described in *Internal Control – Integrated Framework (1992)* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on our evaluation under the COSO framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2013. Refer to page F-39 for management's report.

Our independent registered public accounting firm has issued an audit report on our internal control over financial reporting which is included in this Annual Report.

Item 9B. Other Information.

None

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The information presented under the captions "Election of Directors," "Executive Officers," "Section 16(a) Beneficial Ownership Reporting Compliance" and "Corporate Governance – Code of Ethics" in the definitive Proxy Statement of Mercantile for our April 24, 2014 Annual Meeting of Shareholders (the "Proxy Statement"), a copy of which will be filed with the Securities and Exchange Commission before the meeting date, is incorporated here by reference.

We have a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934. The members of the Audit Committee consist of David M. Cassard, John F. Donnelly, Calvin D. Murdock, and Timothy O. Schad. The Board of Directors has determined that Messrs. Cassard, Murdock and Schad, members of the Audit Committee, are qualified as audit committee financial experts, as that term is defined in the rules of the Securities and Exchange Commission. Messrs. Cassard, Donnelly, Murdock, and Schad are independent, as independence for audit committee members is defined in the Nasdaq listing standards and the rules of the Securities and Exchange Commission.

Item 11. Executive Compensation.

The information presented under the captions "Executive Compensation," "Corporate Governance – Compensation Committee Interlocks and Insider Participation" and "Compensation Committee Report" in the Proxy Statement is incorporated here by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information presented under the caption "Stock Ownership of Certain Beneficial Owners and Management" in the Proxy Statement is incorporated here by reference.

Equity Compensation Plan Information

The following table summarizes information, as of December 31, 2013, relating to compensation plans under which equity securities are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders (1)	60,876	$ 33.11	384,000 (2)
Equity compensation plans not approved by security holders	0	0	0
Total	60,876	$ 33.11	384,000

(1) These plans are Mercantile's 2000 Employee Stock Option Plan, 2004 Employee Stock Option Plan, Independent Director Stock Option Plan and the Stock Incentive Plan of 2006.

(2) These securities are available under the Stock Incentive Plan of 2006. Incentive awards may include, but are not limited to, stock options, restricted stock, stock appreciation rights and stock awards.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information presented under the captions "Transactions with Related Persons" and "Corporate Governance – Director Independence" in the Proxy Statement is incorporated here by reference.

Item 14. Principal Accountant Fees and Services.

The information presented under the caption "Principal Accountant Fees and Services" in the Proxy Statement is incorporated here by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) (1) Financial Statements. The following financial statements and reports of the independent registered public accounting firm of Mercantile Bank Corporation and its subsidiaries are filed as part of this report:

Reports of Independent Registered Public Accounting Firm dated February 28, 2014 – BDO USA, LLP

Consolidated Balance Sheets --- December 31, 2013 and 2012

Consolidated Statements of Income for each of the three years in the period ended December 31, 2013

Consolidated Statements of Comprehensive Income for each of the three years in the period ended December 31, 2013

Consolidated Statements of Changes in Shareholders' Equity for each of the three years in the period ended December 31, 2013

Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2013

Notes to Consolidated Financial Statements

The Consolidated Financial Statements, the Notes to the Consolidated Financial Statements, and the Reports of Independent Registered Public Accounting Firm listed above are incorporated by reference in Item 8 of this report.

(2) Financial Statement Schedules

Not applicable

(b) Exhibits:

EXHIBIT NO.	EXHIBIT DESCRIPTION
2.1	Agreement and Plan of Merger dated August 14, 2013, incorporated by reference to exhibit 2.1 to our Current Report on Form 8-K filed August 15, 2013
2.2	First Amendment to Merger Agreement dated February 20, 2014, incorporated by reference to exhibit 10.1 to our Current Report on Form 8-K filed February 21, 2014
3.1	Our Articles of Incorporation are incorporated by reference to exhibit 3.1 of our Form 10-Q for the quarter ended June 30, 2009
3.2	Our Amended and Restated By-laws dated as of January 16, 2003 are incorporated by reference to exhibit 3.2 of our Registration Statement on Form S-3 (Commission File No. 333-103376) that became effective on February 21, 2003
10.1	Our 2000 Employee Stock Option Plan is incorporated by reference to exhibit 10.14 of our Form 10-K for the year ended December 31, 2000 *

EXHIBIT NO.	EXHIBIT DESCRIPTION
10.2	Our 2004 Employee Stock Option Plan is incorporated by reference to exhibit 10.1 of our Form 10-Q for the quarter ended September 30, 2004 *
10.3	Our Independent Director Stock Option Plan is incorporated by reference to exhibit 10.26 of our Form 10-K for the year ended December 31, 2002 *
10.4	Form of Stock Option Agreement for options under the Independent Director Stock Option Plan is incorporated by reference to exhibit 10.1 of our Form 8-K filed October 22, 2004 *
10.5	Mercantile Bank of Michigan Amended and Restated Deferred Compensation Plan for Members of the Board of Directors dated June 29, 2006 is incorporated by reference to exhibit 10.9 of our Form 10-K for the year ended December 31, 2007 *
10.6	First Amendment dated October 25, 2007 to the Mercantile Bank of Michigan Amended and Restated Deferred Compensation Plan for Members of the Board of Directors dated June 29, 2006 is incorporated by reference to exhibit 10.10 of our Form 10-K for the year ended December 31, 2007 *
10.7	Second Amendment dated October 23, 2008 to the Mercantile Bank of Michigan Amended and Restated Deferred Compensation Plan for Members of the Board of Directors dated June 29, 2006 is incorporated by reference to exhibit 10.9 of our Form 10-K for the year ended December 31, 2008 *
10.8	Amended and Restated Employment Agreement dated as of October 18, 2001, among the company, our bank and Michael H. Price, is incorporated by reference to exhibit 10.22 of our Form 10-K for the year ended December 31, 2001 *
10.9	Employment Agreement dated as of October 18, 2001, among the company, our bank and Robert B. Kaminski, Jr., is incorporated by reference to exhibit 10.23 of our Form 10-K for the year ended December 31, 2001 *
10.10	Employment Agreement dated as of October 18, 2001, among the company, our bank and Charles E. Christmas, is incorporated by reference to exhibit 10.23 of our Form 10-K for the year ended December 31, 2001 *
10.11	Amendment to Employment Agreement dated as of October 17, 2002, among the company, our bank and Michael H. Price, is incorporated by reference to exhibit 10.22 of our Form 10-K for the year ended December 31, 2002 *
10.12	Amendment to Employment Agreement dated as of October 17, 2002, among the company, our bank and Robert B. Kaminski, Jr., is incorporated by reference to exhibit 10.23 of our Form 10-K for the year ended December 31, 2002 *
10.13	Amendment to Employment Agreement dated as of October 17, 2002, among the company, our bank and Charles E. Christmas, is incorporated by reference to exhibit 10.24 of our Form 10-K for the year ended December 31, 2002 *
10.14	Amendment to Employment Agreement dated as of October 28, 2004, among the company, our bank and Robert B. Kaminski, Jr., is incorporated by reference to exhibit 10.21 of our Form 10-K for the year ended December 31, 2004 *

EXHIBIT NO.	EXHIBIT DESCRIPTION
10.15	Junior Subordinated Indenture between us and Wilmington Trust Company dated September 16, 2004 providing for the issuance of the Series A and Series B Floating Rate Junior Subordinated Notes due 2034 is incorporated by reference to exhibit 10.1 of our Form 8-K filed December 15, 2004
10.16	Amended and Restated Trust Agreement dated September 16, 2004 for Mercantile Bank Capital Trust I is incorporated by reference to exhibit 10.2 of our Form 8-K filed December 15, 2004
10.17	Placement Agreement between us, Mercantile Bank Capital Trust I, and SunTrust Capital Markets, Inc. dated September 16, 2004 is incorporated by reference to exhibit 10.3 of our Form 8-K filed December 15, 2004
10.18	Guarantee Agreement dated September 16, 2004 between Mercantile as Guarantor and Wilmington Trust Company as Guarantee Trustee is incorporated by reference to exhibit 10.4 of our Form 8-K filed December 15, 2004
10.19	Form of Agreement Amending Stock Option Agreement, dated November 17, 2005 issued under our 2004 Employee Stock Option Plan, is incorporated by reference to exhibit 10.1 of our Form 8-K filed December 14, 2005 *
10.20	Second Amendment to Employment Agreement dated as of November 17, 2005, among the company, our bank and Michael H. Price is incorporated by reference to exhibit 10.29 of our Form 10-K for the year ended December 31, 2005 *
10.21	Third Amendment to Employment Agreement dated as of November 17, 2005, among the company, our bank and Robert B. Kaminski, Jr. is incorporated by reference to exhibit 10.30 of our Form 10-K for the year ended December 31, 2005 *
10.22	Second Amendment to Employment Agreement dated as of November 17, 2005, among the company, our bank and Charles E. Christmas is incorporated by reference to exhibit 10.31 of our Form 10-K for the year ended December 31, 2005 *
10.23	Form of Mercantile Bank of Michigan Amended and Restated Executive Deferred Compensation Agreement dated November 18, 2006, that has been entered into between our bank and each of Michael H. Price, Robert B. Kaminski, Jr., Charles E. Christmas, and certain other officers of our bank is incorporated by reference to exhibit 10.34 of our Form 10-K for the year ended December 31, 2007 *
10.24	Form of First Amendment to the Mercantile Bank of Michigan Executive Deferred Compensation Agreement dated November 18, 2006, that has been entered into between our bank and each of Michael H. Price, Robert B. Kaminski, Jr., Charles E. Christmas, and certain other officers of our bank, dated October 25, 2007 is incorporated by reference to exhibit 10.35 of our Form 10-K for the year ended December 31, 2007 *
10.25	Form of Second Amendment to the Mercantile Bank of Michigan Executive Deferred Compensation Agreement dated November 18, 2006, that has been entered into between our bank and each of Michael H. Price, Robert B. Kaminski, Charles E. Christmas, and certain other officers of our bank, dated October 23, 2008 is incorporated by reference to exhibit 10.34 of our Form 10-K for the year ended December 31, 2008 *

EXHIBIT NO.	EXHIBIT DESCRIPTION
10.26	Form of Mercantile Bank of Michigan Split Dollar Agreement that has been entered into between our bank and each of Michael H. Price, Robert B. Kaminski, Jr., Charles E. Christmas, and certain other officers of our bank is incorporated by reference to exhibit 10.33 of our Form 10-K for the year ended December 31, 2005 *
10.27	Director Fee Summary *
10.28	Stock Incentive Plan of 2006 is incorporated by reference to Appendix A of our proxy statement for our April 27, 2006 annual meeting of shareholders that was filed with the Securities and Exchange Commission *
10.29	Amendment and Restatement of Stock Incentive Plan of 2006 dated November 18, 2008 is incorporated by reference to exhibit 10.39 of our Form 10-K for the year ended December 31, 2008 *
10.30	Form of Notice of Grant of Incentive Stock Option and Stock Option Agreement for incentive stock options granted in 2006 under our Stock Incentive Plan of 2006 is incorporated by reference to exhibit 10.1 of our Form 8-K filed November 22, 2006 *
10.31	Form of Notice of Grant of Incentive Stock Option and Stock Option Agreement for incentive stock options granted after 2006 under our Stock Incentive Plan of 2006 is incorporated by reference to exhibit 10.41 of our Form 10-K for the year ended December 31, 2007 *
10.32	Form of Restricted Stock Award Agreement Notification of Award and Terms and Conditions of Award for restricted stock granted in 2006 under our Stock Incentive Plan of 2006 is incorporated by reference to exhibit 10.2 of our Form 8-K filed November 22, 2006 *
10.33	Form of Restricted Stock Award Agreement Notification of Award and Terms and Conditions of Award for restricted stock granted after 2006 under our Stock Incentive Plan of 2006 is incorporated by reference to exhibit 10.43 of our Form 10-K for the year ended December 31, 2007 *
10.34	Mercantile Bank Corporation Employee Stock Purchase Plan of 2002 is incorporated by reference to exhibit 10.47 of our Form 10-K for the year ended December 31, 2008
10.35	First Amendment to Mercantile Bank Corporation Employee Stock Purchase Plan of 2002 is incorporated by reference to exhibit 4(c) of our Registration Statement on Form S-8 (Commission File No. 333-158280) that became effective on March 30, 2009
10.36	Second Amendment to Mercantile Bank Corporation Employee Stock Purchase Plan of 2002 is incorporated by reference to exhibit 4(d) of our Registration Statement on Form S-8 (Commission File No. 333-158280) that became effective on March 30, 2009
10.37	Amendment to Employment Agreements, dated May 15, 2009, by and among Mercantile Bank Corporation, Mercantile Bank of Michigan, Michael H. Price, Robert B. Kaminski, Jr. and Charles E. Christmas is incorporated by reference to exhibit 10.3 of our Form 8-K filed May 15, 2009 *

EXHIBIT NO.	EXHIBIT DESCRIPTION
10.38	Letter Agreement dated April 4, 2012 between the United States Department of the Treasury and Mercantile Bank Corporation relating to Mercantile's repurchase of 10,500 shares of its Preferred Stock is incorporated by reference to exhibit 10.1 of our Form 10-Q filed August 8, 2012
10.39	Letter Agreement dated June 6, 2012 between the United States Department of the Treasury and Mercantile Bank Corporation relating to Mercantile's repurchase of 10,500 shares of its Preferred Stock is incorporated by reference to exhibit 10.2 of our Form 10-Q filed August 8, 2012
10.40	Letter dated June 27, 2012 from the United States Department of the Treasury to Mercantile Bank Corporation relating to Mercantile's repurchase of its Warrant for 616,438 shares of common stock is incorporated by reference to exhibit 10.3 of our Form 10-Q filed August 8, 2012
10.41	Letter Agreement dated July 3, 2012 between the United States Department of the Treasury and Mercantile Bank Corporation relating to Mercantile's repurchase of its Warrant for 616,438 shares of common stock is incorporated by reference to exhibit 10.4 of our Form 10-Q filed August 8, 2012
10.42	2012 Mercantile Senior Executive Officer Bonus Plan for Michael H. Price is incorporated by reference to exhibit 10.1 of our Form 8-K filed July 5, 2012 *
10.43	2012 Mercantile Senior Executive Officer Bonus Plan for Robert B. Kaminski, Jr. and Charles E. Christmas is incorporated by reference to exhibit 10.2 of our Form 8-K filed July 5, 2012 *
10.44	2013 Mercantile Executive Officer Bonus Plan, incorporated by reference to exhibit 10.1 of our Form 8-K filed May 5, 2013 *
10.45	Form of Voting Agreement dated August 14, 2013, incorporated by reference to exhibit 10.1 of our Form 8-K filed August 15, 2013
10.46	Employment Agreement with Thomas Sullivan dated August 14, 2013, incorporated by reference to exhibit 10.2 of our Form 8-K filed August 15, 2013
10.47	Employment Agreement with Samuel Stone dated August 14, 2013, incorporated by reference to exhibit 10.3 of our Form 8-K filed August 15, 2013
10.48	Master Agreement between Fiserv Solutions, Inc. and our bank dated November 18, 2013
21	Subsidiaries of the company
23	Consent of BDO USA, LLP
31	Rule 13a-14(a) Certifications
32.1	Section 1350 Chief Executive Officer Certification
32.2	Section 1350 Chief Financial Officer Certification

EXHIBIT NO.	EXHIBIT DESCRIPTION
99.1	Certification of our principal executive officer and principal financial officer relating to our participation in the Capital Purchase Program of the Troubled Asset Relief Program, covering January 1, 2012 to June 6, 2012, and incorporated by reference to exhibit 99.1 of our Form 10-K filed March 14, 2013
101	The following information from Mercantile's Annual Report on Form 10-K for the year ended December 31, 2013, formatted in XBRL (eXtensible Business Reporting Language): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Income, (iii) the Consolidated Statements of Comprehensive Income, (iv) the Consolidated Statements of Changes in Shareholders' Equity, (v) the Consolidated Statements of Cash Flows, and (vi) the Notes to Consolidated Financial Statements

* Management contract or compensatory plan.

(c) Financial Statements Not Included In Annual Report

Not applicable

MERCANTILE BANK CORPORATION

FINANCIAL INFORMATION

December 31, 2013 and 2012

MERCANTILE BANK CORPORATION

FINANCIAL INFORMATION
December 31, 2013 and 2012

CONTENTS

SELECTED FINANCIAL DATA

	2013	2012	2011	2010	2009
	(Dollars in thousands except per share data)				
Consolidated Results of Operations:					
Interest income	$ 58,242	$ 59,917	$ 71,069	$ 88,143	$ 104,909
Interest expense	10,786	13,216	19,832	31,794	53,576
Net interest income	47,456	46,701	51,237	56,349	51,333
Provision for loan losses	(7,200)	(3,100)	6,900	31,800	59,000
Noninterest income	6,872	7,994	7,282	9,244	7,558
Noninterest expense	36,403	39,624	41,495	47,156	46,488
Income (loss) before income tax expense (benefit)	25,125	18,171	10,124	(13,363)	(46,597)
Income tax expense (benefit)	8,092	5,636	(27,361)	(47)	5,490
Net income (loss)	17,033	12,535	37,485	(13,316)	(52,087)
Preferred stock dividends and accretion	0	1,030	1,343	1,295	802
Net income (loss) attributable to common shares	$ 17,033	$ 11,505	$ 36,142	$(14,611)	$(52,889)
Consolidated Balance Sheet Data:					
Total assets	$1,426,966	$1,422,926	$1,433,229	$1,632,421	$1,906,208
Cash and cash equivalents	146,965	136,003	76,372	64,198	21,735
Securities	143,139	150,275	184,953	235,175	257,384
Loans	1,053,243	1,041,189	1,072,422	1,262,630	1,539,818
Allowance for loan losses	22,821	28,677	36,532	45,368	47,878
Bank owned life insurance	51,377	50,048	48,520	46,743	45,024
Deposits	1,118,911	1,135,204	1,112,075	1,273,832	1,401,627
Securities sold under agreements to repurchase	69,305	64,765	72,569	116,979	99,755
Federal Home Loan Bank advances	45,000	35,000	45,000	65,000	205,000
Subordinated debentures	32,990	32,990	32,990	32,990	32,990
Shareholders' equity	153,325	146,590	164,999	125,936	140,104
Consolidated Financial Ratios:					
Return on average assets	1.22%	0.82%	2.36%	(0.80%)	(2.51%)
Return on average shareholders' equity	11.36%	7.51%	27.28%	(10.62%)	(29.91%)
Average shareholders' equity to average assets	10.77%	10.90%	8.66%	7.56%	8.40%
Nonperforming loans to total loans	0.64%	1.82%	4.20%	5.50%	5.52%
Allowance for loan losses to total loans	2.17%	2.75%	3.41%	3.59%	3.11%
Tier 1 leverage capital	12.53%	11.31%	12.09%	9.09%	8.64%
Tier 1 leverage risk-based capital	14.65%	13.37%	14.19%	11.17%	9.92%
Total risk-based capital	15.91%	14.63%	15.46%	12.45%	11.18%
Per Common Share Data:					
Net income (loss):					
Basic	$ 1.96	$ 1.33	$ 4.20	$ (1.72)	$ (6.23)
Diluted	1.95	1.30	4.07	(1.72)	(6.23)
Book value at end of period	17.54	16.84	16.73	12.20	13.86
Dividends declared	0.45	0.09	0.00	0.01	0.07
Dividend payout ratio	22.83%	6.73%	NA	NA	NA

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

The following discussion and other portions of this Annual Report contain forward-looking statements that are based on management's beliefs, assumptions, current expectations, estimates and projections about the financial services industry, the economy, and about our company. Words such as "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "is likely," "plans," "projects," and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions ("Future Factors") that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence. Therefore, actual results and outcomes may materially differ from what may be expressed or forecasted in such forward-looking statements. We undertake no obligation to update, amend, or clarify forward-looking statements, whether as a result of new information, future events (whether anticipated or unanticipated), or otherwise.

Future Factors include, among others, changes in interest rates and interest rate relationships; demand for products and services; the degree of competition by traditional and non-traditional competitors; changes in banking regulation or actions by bank regulators; changes in tax laws; changes in prices, levies, and assessments; impact of technological advances; governmental and regulatory policy changes; outcomes of contingencies; trends in customer behavior as well as their ability to repay loans; changes in local real estate values; changes in the national and local economies; and other risk factors described in Item 1A of this Annual Report. These are representative of the Future Factors that could cause a difference between an ultimate actual outcome and a forward-looking statement.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management's Discussion and Analysis of Financial Condition and Results of Operations ("Management's Discussion and Analysis") is based on Mercantile Bank Corporation's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, and actual results could differ from those estimates. Management has reviewed the analyses with the Audit Committee of our Board of Directors.

Allowance For Loan Losses: The allowance for loan losses ("allowance") is maintained at a level we believe is adequate to absorb probable incurred losses identified and inherent in the loan portfolio. Our evaluation of the adequacy of the allowance is an estimate based on past loan loss experience, the nature and volume of the loan portfolio, information about specific borrower situations and estimated collateral values, guidance from bank regulatory agencies, and assessments of the impact of current and anticipated economic conditions on the loan portfolio. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in our judgment, should be charged-off. Loan losses are charged against the allowance when we believe the uncollectability of a loan is likely. The balance of the allowance represents our best estimate, but significant downturns in circumstances relating to loan quality or economic conditions could result in a requirement for an increased allowance in the future. Likewise, an upturn in loan quality or improved economic conditions may result in a decline in the required allowance in the future. In either instance, unanticipated changes could have a significant impact on operating earnings.

The allowance is increased through a provision charged to operating expense. Uncollectable loans are charged-off through the allowance. Recoveries of loans previously charged-off are added to the allowance. A loan is considered impaired when it is probable that contractual principal and interest payments will not be collected either for the amounts or by the dates as scheduled in the loan agreement. Impairment is evaluated in aggregate for smaller-balance loans of similar nature such as residential mortgage, consumer and credit card loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing interest rate or at the fair value of collateral if repayment is expected solely from the collateral. The timing of obtaining outside appraisals varies, generally depending on the nature and complexity of the property being evaluated, general breadth of activity within the marketplace and the age of the most recent appraisal. For collateral dependent impaired loans, in most cases we obtain and use the "as is" value as indicated in the appraisal report, adjusting for any expected selling costs. In certain circumstances, we may internally update outside appraisals based on recent information impacting a particular or similar property, or due to identifiable trends (e.g., recent sales of similar properties) within our markets. The expected future cash flows exclude potential cash flows from certain guarantors. To the extent these guarantors are able to provide repayments, a recovery would be recorded upon receipt. Loans are evaluated for impairment when payments are delayed, typically 30 days or more, or when serious deficiencies are identified within the credit relationship. Our policy for recognizing income on impaired loans is to accrue interest unless a loan is placed on nonaccrual status. We put loans into nonaccrual status when the full collection of principal and interest is not expected.

Income Tax Accounting: Current income tax assets and liabilities are established for the amount of taxes payable or refundable for the current year. In the preparation of income tax returns, tax positions are taken based on interpretation of federal and state income tax laws for which the outcome may be uncertain. We periodically review and evaluate the status of our tax positions and make adjustments as necessary. Deferred income tax assets and liabilities are also established for the future tax consequences of events that have been recognized in our financial statements or tax returns. A deferred income tax asset or liability is recognized for the estimated future tax effects attributable to temporary differences that can be carried forward (used) in future years. The valuation of our net deferred income tax asset is considered critical as it requires us to make estimates based on provisions of the enacted tax laws. The assessment of the realizability of the net deferred income tax asset involves the use of estimates, assumptions, interpretations and judgments concerning accounting pronouncements, federal and state tax codes and the extent of future taxable income. There can be no assurance that future events, such as court decisions, positions of federal and state taxing authorities, and the extent of future taxable income will not differ from our current assessment, the impact of which could be significant to the consolidated results of operations and reported earnings.

Accounting guidance requires us to assess whether a valuation allowance should be established against our deferred tax assets based on the consideration of all available evidence using a "more likely than not" standard. In making such judgments, we consider both positive and negative evidence and analyze changes in near-term market conditions as well as other factors that may impact future operating results. Significant weight is given to evidence that can be objectively verified. During 2011, we returned to pre-tax profitability for four consecutive quarters. Additionally, we experienced lower provision expense, continued declines in nonperforming assets and problem asset administration costs, a higher net interest margin, a further strengthening of our regulatory capital ratios and additional reductions in wholesale funding. This positive evidence allowed us to conclude that, as of December 31, 2011, it was more likely than not that we returned to sustainable profitability in amounts sufficient to allow for realization of our deferred tax assets in future years. Consequently, we reversed the valuation allowance that we had previously determined necessary to carry against our entire net deferred tax asset as of December 31, 2010 and 2009.

INTRODUCTION

This Management's Discussion and Analysis should be read in conjunction with the consolidated financial statements contained in this Annual Report. This discussion provides information about the consolidated financial condition and results of operations of Mercantile Bank Corporation and its consolidated subsidiary, Mercantile Bank of Michigan ("our bank"), and of Mercantile Bank Mortgage Company, LLC ("our mortgage company"), Mercantile Bank Real Estate Co., L.L.C. ("our real estate company") and Mercantile Insurance Center, Inc. ("our insurance company"), subsidiaries of our bank. Unless the text clearly suggests otherwise, references to "us," "we," "our," or "the company" include Mercantile Bank Corporation and its wholly-owned subsidiaries referred to above.

On December 12, 2013, our shareholders and the shareholders of Firstbank Corporation overwhelmingly voted to approve an Agreement and Plan of Merger providing for the merger of Mercantile and Firstbank. Under the terms of the merger agreement, Firstbank will be merged with and into Mercantile, with Mercantile as the surviving corporation. The merger will be consummated once we have obtained the required regulatory approvals and the other closing conditions have been satisfied. For additional information, see "Item 1 - Business - Merger Agreement" in this Annual Report.

FINANCIAL OVERVIEW

Our operating performance and financial condition continued to improve during 2013. In prior years, especially in 2008 through 2010, our earnings performance was negatively impacted by substantial provisions to the allowance and problem asset administration costs. During that period, ongoing state, regional and national economic struggles negatively impacted some of our borrowers' cash flows and underlying collateral values, leading to increased nonperforming assets, higher loan charge-offs and increased overall credit risk within our loan portfolio. We have worked with our borrowers to develop constructive dialogue to strengthen our relationships and enhance our ability to resolve complex issues. As a result of these efforts and improved economic conditions, we have experienced significant improvement in our asset quality since the early stages of 2011, resulting in substantially lower provisions to the allowance and problem asset administration costs. Although improving, conditions remain stressed in some sectors, most notably in certain non-owner occupied commercial real estate markets. While we have increased our sales efforts to grow the commercial loan portfolio, we remain vigilant as to the administration and quality of our loan portfolio.

We recorded a net profit during 2013, 2012 and 2011, after recording net losses during the prior three years. Significantly improved asset quality has resulted in lower provision expense and problem asset administration costs. In addition, our improved earnings performance reflects many positive steps we have taken over the past six years to not only partially mitigate the impact of asset quality-related costs in the short term, but to establish an improved foundation for our longer-term performance as well. First, our net interest margin has improved as we have lowered local deposit rates and have replaced maturing high-rate deposits and borrowed funds with lower-costing funds, which has more than offset a decline in asset yields primarily due to a lower interest rate environment. Our commercial loan pricing initiatives have significantly mitigated the negative impact of a higher level of nonaccrual loans. In addition, we have increased our local deposit balances, primarily reflecting the successful implementation of various initiatives, campaigns and product enhancements. The local deposit growth, combined with the reduction of loans outstanding, have provided for a substantial reduction of, and reliance on, wholesale funds and a reduction in our cost of funds. Lastly, our regulatory capital position remains strong.

Our asset quality metrics remain on an improving trend, and we are optimistic that the positive trend will continue. In aggregate dollar amounts, nonperforming asset levels have declined over 91% since the peak level at March 31, 2010, and at year-end 2013 were at the lowest level since year-end 2006. Progress in the stabilization of economic and real estate market conditions has resulted in numerous loan rating upgrades and significantly less loan rating downgrades, which when combined with increasing recoveries of prior loan charge-offs, have provided for a substantially lower provision expense.

FINANCIAL CONDITION

Our total assets were virtually unchanged during 2013, increasing $4.0 million, and totaling $1.43 billion as of December 31, 2013. During 2013, total loans and federal funds sold increased $12.1 million and $18.5 million, respectively, while securities declined $7.1 million. Total deposits declined $16.3 million, while Federal Home Loan Bank ("FHLB") advances and securities sold under agreements to repurchase ("repurchase agreements") increased $10.0 million and $4.5 million, respectively.

Earning Assets

Average earning assets equaled 92.3% of average total assets during 2013, compared to 91.7% during 2012. The increase during 2013 was in large part due to a decrease in nonearning assets resulting from a refund of prepaid FDIC insurance assessments in June of 2013, a lower average balance of foreclosed assets and a reduction in our average net deferred tax asset primarily from use of the imbedded tax loss carryforward. The loan portfolio continued to comprise a majority of earning assets, followed by securities, federal funds sold and interest-bearing deposits; however, during 2013, as in the three years prior, securities, federal funds sold and interest-bearing deposits comprised a larger percentage of earning assets compared to historical levels, primarily reflecting our decision to operate with a larger volume of on-balance sheet liquidity given market conditions. Average total loans equaled 81.7% of average earning assets in 2013, compared to 81.4%, 79.6% and 81.8% in 2012, 2011 and 2010, respectively. Meanwhile, average securities, federal funds sold and interest-bearing deposits equaled a combined 18.3% of average earning assets in 2013, compared to 18.6%, 20.4%, and 18.2% in 2012, 2011 and 2010, respectively. Historically, our average total loans comprised about 89% of average earning assets.

Our loan portfolio is primarily comprised of commercial loans. Commercial loans increased $18.2 million during 2013, and at December 31, 2013, totaled $986.7 million, or 93.7% of the total loan portfolio. The $18.2 million increase includes approximately $230 million in new commercial loans funded during the year. Non-owner occupied commercial real estate ("CRE") loans increased $39.2 million, owner occupied CRE loans were up $2.6 million and commercial and industrial loans grew $1.1 million, while multi-family and residential rental loans declined $13.3 million and vacant land, land development and residential construction loans were down $11.4 million.

We are very pleased with the approximately $406 million in new commercial loan fundings during the past two years, and our current pipeline reports indicate continued strong commercial loan funding opportunities in future periods. Starting in early 2012, with a pruned commercial loan portfolio, an improved earnings performance and financial condition, and stabilized economic conditions, we significantly enhanced our commercial loan sales efforts. However, we experienced significant commercial loan paydowns and payoffs. A majority of these principal paydowns and payoffs were welcomed, such as on stressed loan relationships; however, we also experienced instances where performing relationships had been refinanced at other financial institutions and other situations where the borrower had sold the underlying asset, paying off the loan. In many of those cases where the loans were refinanced elsewhere, we believed the terms and conditions of the new lending arrangements were too aggressive, generally reflecting the very competitive banking environment in our markets. We remain committed to prudent underwriting standards that provide for an appropriate yield and risk relationship. In addition, we continued to receive accelerated principal paydowns from certain borrowers who had elevated deposit balances generally resulting from profitable operations and an apparent unwillingness to expand their businesses and/or replace equipment primarily due to economic- and tax-related uncertainties. Usage of existing commercial lines of credit remained relatively steady.

Although we had significant commercial loan pay-offs during the past two years, the net decline in the commercial loan portfolio total balance is much smaller than what we experienced during the previous three years. During the period of 2009 through 2011, we had made a concerted effort to reduce exposure to certain non-owner occupied commercial real estate lending, and the sluggishness in business activity in our markets resulted in fewer opportunities to make quality loans. We employed a systematic approach to reducing our exposure to certain non-owner occupied CRE lending given the nature of CRE lending and depressed economic conditions. We believed that such a reduction was in our best interest when taking into account the increased inherent credit risk and nominal deposit balances associated with targeted borrowing relationships.

During 2012, commercial loans collateralized by non-owner occupied CRE declined $9.3 million, compared to a reduction of $178.9 million during the previous three years. Our commercial and industrial ("C&I") loan portfolio increased $18.8 million during 2012, in large part reflecting new borrowing relationships established during the year. Commercial line of credit usage from existing borrowing relationships was relatively steady during 2012, but we would expect to see higher commercial line of credit usage, along with increased equipment financing requests, when economic conditions further improve. Also during 2012, commercial loans collateralized by owner-occupied real estate declined $5.1 million and commercial loans related to residential land development and construction decreased by $15.4 million.

The commercial loan portfolio represents loans to businesses generally located within our market areas. Approximately 71% of the commercial loan portfolio is primarily secured by real estate properties, with the remaining generally secured by other business assets such as accounts receivable, inventory, and equipment. The continued concentration of the loan portfolio in commercial loans is consistent with our strategy of focusing a substantial amount of our efforts on commercial banking. Corporate and business lending is an area of expertise for our senior management team, and our commercial lenders have extensive commercial lending experience, with most having at least ten years' experience. Of each of the loan categories that we originate, commercial loans are most efficiently originated and managed, thus limiting overhead costs by necessitating the attention of fewer employees. Our commercial lending business generates the largest portion of local deposits and is our primary source of demand deposits.

Residential mortgage loans and consumer loans declined in aggregate $6.1 million during 2013, and at December 31, 2013, totaled $66.5 million, or 6.3% of the total loan portfolio. Although the residential mortgage loan and consumer loan portfolios may increase in future periods, we expect the commercial sector of the lending efforts and resultant assets to remain the dominant loan portfolio category.

The following table summarizes our loan portfolio:

	12/31/13	12/31/12	12/31/11	12/31/10	12/31/09
Commercial:					
Commercial & Industrial	$ 286,373,000	$ 285,322,000	$ 266,548,000	$ 288,515,000	$ 408,234,000
Land Development & Construction	36,741,000	48,099,000	63,467,000	83,786,000	109,293,000
Owner Occupied Commercial RE	261,877,000	259,277,000	264,426,000	277,377,000	332,793,000
Non-Owner Occupied Commercial RE	364,066,000	324,886,000	334,165,000	449,104,000	503,736,000
Multi-Family & Residential Rental	37,639,000	50,922,000	68,299,000	77,188,000	88,657,000
Total Commercial	986,696,000	968,506,000	996,905,000	1,175,970,000	1,442,713,000
Retail:					
1-4 Family Mortgages	31,467,000	33,766,000	33,181,000	35,474,000	39,568,000
Home Equity & Other Consumer Loans	35,080,000	38,917,000	42,336,000	51,186,000	57,537,000
	66,547,000	72,683,000	75,517,000	86,660,000	97,105,000
Total	$ 1,053,243,000	$ 1,041,189,000	$ 1,072,422,000	$ 1,262,630,000	$ 1,539,818,000

The following table presents total loans outstanding as of December 31, 2013, according to scheduled repayments of principal on fixed rate loans and repricing frequency on variable rate loans. Floating rate loans that are currently at interest rate floors, comprising a majority of our floating rate commercial loans, are treated as fixed rate loans and are reflected using maturity date and not repricing frequency.

	Less Than One Year	One Through Five Years	More Than Five Years	Total
Construction and land development	$ 39,202,000	$ 50,517,000	$ 4,481,000	$ 94,200,000
Real estate - residential properties	32,280,000	26,257,000	13,515,000	72,052,000
Real estate - multi-family properties	6,697,000	19,253,000	205,000	26,155,000
Real estate - commercial properties	109,379,000	439,124,000	31,554,000	580,057,000
Commercial and industrial	168,899,000	105,818,000	3,374,000	278,091,000
Consumer	1,684,000	761,000	243,000	2,688,000
Total loans	$ 358,141,000	$ 641,730,000	$ 53,372,000	$ 1,053,243,000
Fixed rate loans	$ 226,696,000	$ 635,256,000	$ 53,345,000	$ 915,297,000
Floating rate loans	131,445,000	6,474,000	27,000	137,946,000
Total loans	$ 358,141,000	$ 641,730,000	$ 53,372,000	$ 1,053,243,000

Our credit policies establish guidelines to manage credit risk and asset quality. These guidelines include loan review and early identification of problem loans to provide effective loan portfolio administration. The credit policies and procedures are meant to minimize the risk and uncertainties inherent in lending. In following these policies and procedures, we must rely on estimates, appraisals and evaluations of loans and the possibility that changes in these could occur quickly because of changing economic conditions. Identified problem loans, which exhibit characteristics (financial or otherwise) that could cause the loans to become nonperforming or require restructuring in the future, are included on the internal loan watch list. Senior management and the Board of Directors review this list regularly. Market value estimates of collateral on impaired loans, as well as on foreclosed and repossessed assets, are reviewed periodically; however, we have a process in place to monitor whether value estimates at each quarter-end are reflective of current market conditions. Our credit policies establish criteria for obtaining appraisals and determining internal value estimates. We may also adjust outside and internal valuations based on identifiable trends within our markets, such as recent sales of similar properties or assets, listing prices and offers received. In addition, we may discount certain appraised and internal value estimates to address distressed market conditions.

Our asset quality continued to improve significantly during 2013, and has now been on an improving trend for over three years. Nonperforming assets, comprised of nonaccrual loans and foreclosed properties, totaled $9.6 million as of December 31, 2013, compared to $25.9 million at December 31, 2012. The volume of nonperforming assets has generally been on a declining trend since the peak of $117.6 million on March 31, 2010, and is currently at its lowest level since year-end 2006. The level of nonperforming assets began to increase during 2007, with ongoing and significant increases during 2008 and 2009. The increases primarily reflected the impact of poor economic conditions and the resulting negative impact on many of our commercial borrowers' operating results and financial condition, but were also indicative of our aggressive posture and conservative loan administration practices in regards to measuring borrower financial strength and assigning loan grades on the entire commercial loan portfolio, and developing workout strategies for financially-troubled borrowers. Since 2009, the level of additions to the nonperforming asset category has declined significantly, while the level of interest in, and sales of, foreclosed properties and assets securing nonperforming loans has increased substantially. We believe that our loan administration strategies, combined with a stabilization of economic conditions, have provided for significant improvement in our asset quality and have given us optimism that the momentum will continue into future periods.

The substantial and rapid country-wide collapse of the residential real estate market that started in 2007 had a significant negative impact on the residential real estate development lending portion of our business. The resulting decline in real estate prices and slowdown in sales stretched the cash flow of our local developers and eroded the value of our underlying collateral, which caused elevated levels of nonperforming assets and net loan charge-offs. From the period of 2007 through most of 2011, we witnessed stressed economic conditions in Michigan and throughout the country. The resulting decline in business revenue negatively impacted the cash flows of many of our borrowers, some to the point where loan payments became past due. In addition, real estate prices had fallen significantly, thereby exposing us to larger-than-typical losses in those instances where the sale of collateral was the primary source of repayment. Also during this time, we saw deterioration in guarantors' financial capacities to fund deficient cash flows and reduce or eliminate collateral deficiencies.

Throughout 2008, we experienced a rapid deterioration in a number of commercial loan relationships which previously had been performing satisfactorily. Analyses of certain commercial borrowers revealed a reduced capability on the part of these borrowers to make required payments as indicated by factors such as delinquent loan payments, diminished cash flow, deteriorating financial performance, or past due property taxes, and in the case of commercial and residential development projects slow absorption or sales trends. In addition, commercial real estate is the primary source of collateral for many of these borrowing relationships and updated evaluations and appraisals in many cases reflected significant declines from the original estimated values.

Throughout 2009, 2010 and 2011, we saw a continuation of the stresses caused by the poor economic conditions, especially in the non-owner occupied CRE markets. High vacancy rates or slow absorption resulted in inadequate cash flow generated from some real estate projects we had financed, and required guarantors to provide personal funds to make full contractual loan payments and pay other operating costs. In some cases, the guarantors' cash and other liquid reserves became seriously diminished. In other cases, sale of the collateral, either by the borrower or us, was our primary source of repayment.

As of December 31, 2013, nonperforming assets totaled $9.6 million, or 0.7% of total assets, compared to $25.9 million (1.8% of total assets), $60.4 million (4.2% of total assets), $86.1 million (5.3% of total assets) and $111.7 million (5.9% of total assets) as of December 31, 2012, 2011, 2010 and 2009, respectively. The reductions primarily reflect principal payments and charge-offs on nonaccruals loans, as well as sales proceeds and valuation write-downs on foreclosed properties. The $16.3 million reduction during 2013 and the $102.1 million reduction during the four-year period ended December 31, 2013 equate to declines of 63.1% and 91.4%, respectively.

As of December 31, 2013, nonperforming loans secured by and foreclosed properties associated with non-owner occupied CRE properties totaled $2.1 million, reflecting reductions of $11.1 million and $36.3 million during 2013 and the four-year period ended December 31, 2013, respectively. Nonperforming loans secured by and foreclosed properties consisting of owner occupied CRE properties totaled $1.0 million as of December 31, 2013, reflecting reductions of $2.5 million and $18.9 million during 2013 and the four-year period ended December 31, 2013, respectively. Nonperforming loans secured by and foreclosed properties associated with residential real estate totaled $4.9 million as of December 31, 2013, reflecting reductions of $2.7 million and $34.4 million during 2013 and the four-year period ended December 31, 2013, respectively.

The following tables provide a breakdown of nonperforming assets by property type:

NONPERFORMING LOANS

	12/31/13	12/31/12	12/31/11	12/31/10	12/31/09
Residential Real Estate:					
Land Development	$ 40,000	$ 1,188,000	$ 1,179,000	$ 11,775,000	$ 13,852,000
Construction	0	319,000	686,000	1,037,000	10,229,000
Owner Occupied / Rental	4,219,000	4,321,000	6,018,000	9,149,000	6,399,000
	4,259,000	5,828,000	7,883,000	21,961,000	30,480,000
Commercial Real Estate:					
Land Development	389,000	737,000	1,661,000	2,044,000	2,509,000
Construction	0	0	409,000	0	1,268,000
Owner Occupied	885,000	2,577,000	8,133,000	11,629,000	14,463,000
Non-Owner Occupied	169,000	9,093,000	23,914,000	25,428,000	26,747,000
	1,443,000	12,407,000	34,117,000	39,101,000	44,987,000
Non-Real Estate:					
Commercial Assets	1,016,000	734,000	3,060,000	8,221,000	9,583,000
Consumer Assets	0	1,000	14,000	161,000	0
	1,016,000	735,000	3,074,000	8,382,000	9,583,000
Total	$ 6,718,000	$ 18,970,000	$ 45,074,000	$ 69,444,000	$ 85,050,000

OTHER REAL ESTATE OWNED & REPOSSESSED ASSETS

	12/31/13	12/31/12	12/31/11	12/31/10	12/31/09
Residential Real Estate:					
Land Development	$ 427,000	$ 1,174,000	$ 4,300,000	$ 2,772,000	$ 5,870,000
Construction	22,000	157,000	711,000	1,296,000	1,874,000
Owner Occupied / Rental	207,000	491,000	1,120,000	305,000	1,094,000
	656,000	1,822,000	6,131,000	4,373,000	8,838,000
Commercial Real Estate:					
Land Development	92,000	52,000	450,000	410,000	462,000
Construction	0	0	0	0	0
Owner Occupied	164,000	957,000	2,509,000	3,111,000	5,455,000
Non-Owner Occupied	1,939,000	4,139,000	6,192,000	8,781,000	11,670,000
	2,195,000	5,148,000	9,151,000	12,302,000	17,587,000
Non-Real Estate:					
Commercial Assets	0	0	0	0	175,000
Consumer Assets	0	0	0	0	8,000
	0	0	0	0	183,000
Total	$ 2,851,000	$ 6,970,000	$ 15,282,000	$ 16,675,000	$ 26,608,000

The following tables provide a reconciliation of nonperforming assets:

NONPERFORMING LOANS RECONCILIATION

	2013	2012	2011	2010	2009
Beginning balance	$ 18,970,000	$ 45,074,000	$ 69,444,000	$ 85,050,000	$ 49,303,000
Additions, net of transfers to ORE	1,726,000	4,998,000	12,750,000	51,503,000	83,499,000
Returns to performing status	0	(774,000)	(766,000)	(11,124,000)	(1,203,000)
Principal payments	(10,934,000)	(25,095,000)	(24,795,000)	(24,213,000)	(19,115,000)
Loan charge-offs	(3,044,000)	(5,233,000)	(11,559,000)	(31,772,000)	(27,434,000)
Total	$ 6,718,000	$ 18,970,000	$ 45,074,000	$ 69,444,000	$ 85,050,000

OTHER REAL ESTATE OWNED & REPOSSESSED ASSETS RECONCILIATION

	2013	2012	2011	2010	2009
Beginning balance	$ 6,970,000	$ 15,282,000	$ 16,675,000	$ 26,608,000	$ 8,118,000
Additions	2,181,000	11,808,000	11,504,000	9,159,000	29,137,000
Sale proceeds	(5,585,000)	(16,916,000)	(10,340,000)	(13,969,000)	(6,918,000)
Valuation write-downs	(715,000)	(3,204,000)	(2,557,000)	(5,123,000)	(3,729,000)
Total	$ 2,851,000	$ 6,970,000	$ 15,282,000	$ 16,675,000	$ 26,608,000

The level of net loan charge-offs continued to improve during 2013, especially in comparison to the levels charged-off during 2010 and 2009. The improvement primarily reflects a decline in nonperforming loans, an overall improvement in the quality of the loan portfolio and significant recoveries of prior period charge-offs. During 2013, we recorded a net recovery of prior period charge-offs totaling $1.3 million, or a negative 0.1% of average total loans. By comparison, net loan charge-offs totaled $4.8 million (0.5% of average total loans), $15.7 million (1.4% of average total loans), $34.3 million (2.4% of average total loans) and $38.2 million (2.2% of average total loans) during 2012, 2011, 2010 and 2009, respectively. Loan charge-offs totaled $5.3 million during 2013, compared to $12.7 million, $19.9 million, $37.1 million and $39.6 million during 2012, 2011, 2010 and 2009, respectively. Recoveries of previously charged-off loans totaled $6.6 million during 2013, compared to $7.9 million, $4.2 million, $2.8 million and $1.4 million in 2012, 2011, 2010 and 2009, respectively.

The following table provides a breakdown of net loan charge-offs (recoveries) by collateral type during the past five years:

	2013	2012	2011	2010	2009
Residential Real Estate:					
Land Development	$ *106,000*	$ *(114,000)*	$ 2,644,000	$ 4,246,000	$ 4,355,000
Construction	0	10,000	(110,000)	1,502,000	5,050,000
Owner Occupied / Rental	(71,000)	469,000	4,016,000	2,065,000	3,647,000
	35,000	365,000	6,550,000	7,813,000	13,052,000
Commercial Real Estate:					
Land Development	(180,000)	167,000	(163,000)	1,870,000	119,000
Construction	0	0	0	660,000	0
Owner Occupied	21,000	1,230,000	2,241,000	4,952,000	3,062,000
Non-Owner Occupied	131,000	4,021,000	5,104,000	13,943,000	9,407,000
	(28,000)	5,418,000	7,182,000	21,425,000	12,588,000
Non-Real Estate:					
Commercial Assets	(1,352,000)	(1,016,000)	1,861,000	5,018,000	12,413,000
Consumer Assets	1,000	(12,000)	143,000	54,000	177,000
	(1,351,000)	(1,028,000)	2,004,000	5,072,000	12,590,000
Total	$ (1,344,000)	$ 4,755,000	$ 15,736,000	$ 34,310,000	$ 38,230,000

The following table summarizes changes in the allowance for loan losses for the past five years:

	2013	2012	2011	2010	2009
Loans outstanding at year-end	$ 1,053,243,000	$ 1,041,189,000	$ 1,072,422,000	$ 1,262,630,000	$ 1,539,818,000
Daily average balance of loans outstanding during the year	$ 1,050,961,000	$ 1,049,315,000	$ 1,148,671,000	$ 1,412,555,000	$ 1,704,335,000
Balance of allowance at beginning of year	$ 28,677,000	$ 36,532,000	$ 45,368,000	$ 47,878,000	$ 27,108,000
Loans charged-off:					
Commercial, financial and agricultural	(3,596,000)	(11,311,000)	(12,373,000)	(25,539,000)	(25,978,000)
Construction and land development	(822,000)	(348,000)	(2,919,000)	(9,273,000)	(9,606,000)
Residential real estate	(862,000)	(938,000)	(4,422,000)	(2,242,000)	(3,797,000)
Instalment loans to individuals	(10,000)	(46,000)	(183,000)	(74,000)	(240,000)
Total charge-offs	(5,290,000)	(12,643,000)	(19,897,000)	(37,128,000)	(39,621,000)
Recoveries of previously charged-off loans:					
Commercial, financial and agricultural	4,795,000	7,076,000	3,186,000	1,637,000	1,145,000
Construction and land development	897,000	285,000	441,000	995,000	81,000
Residential real estate	933,000	469,000	513,000	178,000	150,000
Instalment loans to individuals	9,000	58,000	21,000	8,000	15,000
Total recoveries	6,634,000	7,888,000	4,161,000	2,818,000	1,391,000
Net loan charge-offs	1,344,000	(4,755,000)	(15,736,000)	(34,310,000)	(38,230,000)
Provision for loan losses	(7,200,000)	(3,100,000)	6,900,000	31,800,000	59,000,000
Balance of allowance at year-end	$ 22,821,000	$ 28,677,000	$ 36,532,000	$ 45,368,000	$ 47,878,000
Ratio of net loan charge-offs during the year to average loans outstanding during the year	0.13%	(0.45%)	(1.37%)	(2.43%)	(2.24%)
Ratio of allowance to loans outstanding at year-end	2.17%	2.75%	3.41%	3.59%	3.11%

The following table illustrates the breakdown of the allowance balance by loan type (dollars in thousands) and of the total loan portfolio (in percentages):

	12/31/2013		12/31/2012		12/31/2011		12/31/2010		12/31/2009	
	Amount	Loan Portfolio	Amount	Loan Portfolio	Amount	Loan Portfolio	Amount	Loan Portfolio	Amount	Loan Portfolio
Commercial, financial and agricultural	$ 17,786	84.0%	$ 22,646	85.3%	$ 28,913	83.3%	$ 32,645	81.5%	$ 37,639	80.1%
Construction and land development	1,858	8.9	2,246	6.2	3,484	7.5	7,019	9.3	6,566	11.4
Residential real estate	3,027	6.8	3,646	8.1	3,895	8.8	5,495	8.8	3,517	8.1
Instalment loans to individuals	68	0.3	139	0.4	158	0.4	172	0.4	156	0.4
Unallocated	82	0.0	0	0.0	82	0.0	37	0.0	0	0.0
Total	$ 22,821	100.0%	$ 28,677	100.0%	$ 36,532	100.0%	$ 45,368	100.0%	$ 47,878	100.0%

In each accounting period, we adjust the allowance to the amount we believe is necessary to maintain the allowance at an adequate level. Through the loan review and credit departments, we establish specific portions of the allowance based on specifically identifiable problem loans. The evaluation of the allowance is further based on, but not limited to, consideration of the internally prepared Allowance Analysis, loan loss migration analysis, composition of the loan portfolio, third party analysis of the loan administration processes and portfolio, and general economic conditions.

The Allowance Analysis applies reserve allocation factors to non-impaired outstanding loan balances, the result of which is combined with specific reserves to calculate an overall allowance dollar amount. For non-impaired commercial loans, which continue to comprise a vast majority of our total loans, reserve allocation factors are based upon loan ratings as determined by our standardized grade paradigms and by loan purpose. We have divided our commercial loan portfolio into five classes: 1) commercial and industrial loans; 2) vacant land, land development and residential construction loans; 3) owner occupied real estate loans; 4) non-owner occupied real estate loans; and 5) multi-family and residential rental property loans. The reserve allocation factors are primarily based on the historical trends of net loan charge-offs through a migration analysis whereby net loan losses are tracked via assigned grades over various time periods, with adjustments made for environmental factors reflecting the current status of, or recent changes in, items such as: lending policies and procedures; economic conditions; nature and volume of the loan portfolio; experience, ability and depth of management and lending staff; volume and severity of past due, nonaccrual and adversely classified loans; effectiveness of the loan review program; value of underlying collateral; lending concentrations; and other external factors, including competition and regulatory environment. Adjustments for specific lending relationships, particularly impaired loans, are made on a case-by-case basis. Non-impaired retail loan reserve allocations are determined in a similar fashion as those for non-impaired commercial loans, except that retail loans are segmented by type of credit and not a grading system. We regularly review the Allowance Analysis and make adjustments periodically based upon identifiable trends and experience.

A migration analysis is completed quarterly to assist us in determining appropriate reserve allocation factors for non-impaired commercial loans. Our migration takes into account various time periods, and while we have historically generally placed most weight on the eight-quarter time frame, consideration was given to the other time periods as part of our assessment. Given the stabilizing loan losses experienced in recent years in comparison to loan losses recorded in the more stressed economic conditions in earlier time periods, we decided to transition from the eight-quarter time frame to a longer twelve-quarter time frame during 2012. We believe the twelve-quarter period represents a more appropriate range of economic conditions, and that it provides for a more relevant basis in determining reserve allocation factors given current economic conditions and the general consensus of economic conditions in the near future.

Although the migration analysis provides an accurate historical accounting of our net loan losses, it is not able to fully account for environmental factors that will also very likely impact the collectability of our commercial loans as of any quarter-end date. Therefore, we incorporate the environmental factors as adjustments to the historical data. Environmental factors include both internal and external items. We believe the most significant internal environmental factor is our credit culture and the relative aggressiveness in assigning and revising commercial loan risk ratings. Although we have been consistent in our approach to commercial loan ratings, the stressed economic conditions of the past several years have resulted in an even higher sense of aggressiveness with regards to the downgrading of lending relationships. For example, we made revisions to our grading paradigms in early 2009 that mathematically resulted in commercial loan relationships being more quickly downgraded when signs of stress are noted, such as slower sales activity for construction and land development commercial real estate relationships and reduced operating performance/cash flow coverage for commercial and industrial relationships. These changes, coupled with the stressed economic environment, resulted in significant downgrades and the need for substantial provisions to the allowance during the three-year period ended December 31, 2010. To more effectively manage our commercial loan portfolio, we also created a specific group tasked with managing our most distressed lending relationships.

The most significant external environmental factor is the assessment of the current economic environment and the resulting implications on our commercial loan portfolio. Currently, we believe conditions remain stressed for certain non-owner occupied CRE; however, recent data and performance reflect a level of stability, and in some cases improvement, in the other classes of our commercial loan portfolio.

The primary risk elements with respect to commercial loans are the financial condition of the borrower, the sufficiency of collateral, and timeliness of scheduled payments. We have a policy of requesting and reviewing periodic financial statements from commercial loan customers, and we have a disciplined and formalized review of the existence of collateral and its value. The primary risk element with respect to each residential real estate loan and consumer loan is the timeliness of scheduled payments. We have a reporting system that monitors past due loans and have adopted policies to pursue creditor's rights in order to preserve our collateral position.

Reflecting the stressed economic conditions and resulting negative impact on our loan portfolio, we substantially increased the allowance as a percent of the loan portfolio beginning in 2009. However, with the improved quality of our loan portfolio, we have reduced the allowance in recent periods. The allowance equaled $22.8 million, or 2.2% of total loans, as of December 31, 2013. By comparison, the allowance equaled 2.8%, 3.4%, 3.6%, 3.1%, 1.5% and 1.4% of total loans at year-end 2012, 2011, 2010, 2009, 2008 and 2007, respectively. A significant portion of the decline in the level of the allowance during 2013 and 2012 reflects the charge-off of specific reserves that were created in prior periods and the elimination and reduction of specific reserves due to successful collection efforts, while the remainder of the decline is primarily associated with commercial loan upgrades and reductions in many reserve allocation factors on non-impaired commercial loans resulting from the impact of lower net loan charge-offs in recent periods on our migration calculations. The allowance equaled 339.7% of nonperforming loans as of December 31, 2013, compared to 151.2%, 81.0%, 65.3%, 56.3%, 55.0% and 86.6% at year-end 2012, 2011, 2010, 2009, 2008 and 2007, respectively. This particular allowance measurement has increased significantly during the past two years, reflecting total nonperforming loans declining at a faster rate than the balance of the allowance and certain higher-balance commercial loan relationships being categorized as troubled debt restructurings resulting in higher specific reserve allocations.

As of December 31, 2013, the allowance was comprised of $10.4 million in general reserves relating to non-impaired loans, $2.0 million in specific reserve allocations relating to nonaccrual loans, and $10.4 million in specific allocations on other loans, primarily accruing loans designated as troubled debt restructurings. Troubled debt restructurings totaled $34.9 million at December 31, 2013, consisting of $4.6 million that are on nonaccrual status and $30.3 million that are on accrual status. The latter, while considered and accounted for as impaired loans in accordance with accounting guidelines, is not included in our nonperforming loan totals. Impaired loans with an aggregate carrying value of $3.1 million as of December 31, 2013 had been subject to previous partial charge-offs aggregating $3.1 million. Those partial charge-offs were recorded as follows: $1.1 million in 2013, $1.2 million in 2012, $0.6 million in 2011 and $0.2 million in 2010. As of December 31, 2013, specific reserves allocated to impaired loans that had been subject to a previous partial charge-off totaled $0.1 million.

The following table provides a breakdown of our loans categorized as troubled debt restructurings:

	12/31/13	12/31/12	12/31/11	12/31/10	12/31/09
Performing	$ 30,247,000	$ 38,148,000	$ 26,155,000	$ 12,263,000	$ 2,988,000
Nonperforming	4,645,000	12,612,000	14,508,000	19,050,000	33,017,000
Total	$ 34,892,000	$ 50,760,000	$ 40,663,000	$ 31,313,000	$ 36,005,000

Although we believe the allowance is adequate to absorb losses as they arise, there can be no assurance that we will not sustain losses in any given period that could be substantial in relation to, or greater than, the size of the allowance.

Securities decreased $7.1 million during 2013, totaling $143.1 million as of December 31, 2013. The securities portfolio equaled 11.2% of average earning assets during 2013. Proceeds from called U.S. Government agency bonds during 2013 totaled $20.0 million, with another $7.8 million from principal paydowns on mortgage-backed securities and $6.1 million from called and matured tax-exempt municipal securities. In addition, we received $10.3 million from the sale of, and $0.9 million from principal payments on, Michigan Strategic Fund bonds. Purchases during 2013, consisting almost exclusively of U.S. Government agency bonds, totaled $49.8 million. All of our securities, exclusive of FHLB stock, are currently designated as available for sale, and therefore are stated at fair value. The fair value of securities designated as available for sale at December 31, 2013 totaled $131.2 million, including a net unrealized loss of $8.3 million. As of December 31, 2012, the securities portfolio had a net unrealized gain of $3.7 million. The $12.0 million decline in market value during 2013 primarily results from higher medium and longer-term market interest rates, which increased in a range of approximately 75 to 100 basis points during the year. We maintain the securities portfolio at levels to provide for required pledging purposes and secondary liquidity for daily operations. In addition, the portfolio serves a primary interest rate risk management function.

The following table reflects the composition of the securities portfolio, excluding FHLB stock:

	12/31/13		12/31/12		12/31/11	
	Carrying Value	Percent	Carrying Value	Percent	Carrying Value	Percent
U.S. Government agency debt obligations	$ 98,477,000	75.1%	$ 79,098,000	57.2%	$ 88,596,000	51.2%
Mortgage-backed Securities	13,558,000	10.3	21,996,000	15.9	34,610,000	20.0
Michigan Strategic Fund bonds	0	0.0	11,255,000	8.1	16,700,000	9.7
Municipal general Obligations	16,872,000	12.9	22,743,000	16.5	27,309,000	15.8
Municipal revenue bonds	916,000	0.7	1,817,000	1.3	4,423,000	2.5
Mutual funds	1,355,000	1.0	1,405,000	1.0	1,354,000	0.8
Totals	$ 131,178,000	100.0%	$ 138,314,000	100.0%	$ 172,992,000	100.0%

FHLB stock totaled $12.0 million as of December 31, 2013, unchanged from December 31, 2012. Our investment in FHLB stock is necessary to participate in their advance and other financing programs. We received cash dividends at an average rate of approximately 3.50%, 3.25%, 2.50% and 2.00% during 2013, 2012, 2011 and 2010, respectively, and we expect a cash dividend will continue to be paid in future periods.

Market values on our U.S. Government agency bonds, mortgage-backed securities issued or guaranteed by U.S. Government agencies and tax-exempt general obligation and revenue municipal bonds are determined on a monthly basis with the assistance of a third party vendor. Evaluated pricing models that vary by type of security and incorporate available market data are utilized. Standard inputs include issuer and type of security, benchmark yields, reported trades, broker/dealer quotes and issuer spreads. The market value of other securities is estimated at carrying value as those financial instruments are generally bought and sold at par value. We believe our valuation methodology provides for a reasonable estimation of market value, and that it is consistent with the requirements of accounting guidelines. Reference is made to Note 15 of the Notes to Consolidated Financial Statements for additional information.

The following table shows by class of maturities as of December 31, 2013, the amounts and weighted average yields (on a fully taxable-equivalent basis) of investment securities:

	Carrying Value	Average Yield
Obligations of U.S. Government agencies:		
One year or less	$ 2,046,000	5.12%
Over one through five years	0	0.00
Over five through ten years	23,925,000	2.37
Over ten years	72,506,000	3.44
	98,477,000	3.22
Obligations of states and political subdivisions:		
One year or less	448,000	6.23
Over one through five years	1,047,000	6.31
Over five through ten years	7,083,000	5.94
Over ten years	9,210,000	5.93
	17,788,000	5.97
Mortgage-backed securities	13,558,000	5.17
Mutual funds	1,355,000	2.32
Totals	$ 131,178,000	3.73%

Federal funds sold, consisting of excess funds sold overnight to a correspondent bank, along with investments in interest-bearing deposits at correspondent and other banks, are used to manage daily liquidity needs and interest rate sensitivity. The average balance of these funds equaled 7.1%, 6.7%, 6.1%, 4.5% and 3.0% of average earning assets during 2013, 2012, 2011, 2010, and 2009, respectively, considerably higher than the historical average of less than 1.0%. Given the stressed market and economic conditions, we made the decision in early 2009 to operate with a higher than traditional balance of federal funds sold and interest-bearing deposits. Reflecting our improved operating performance and financial condition, we expect to modestly reduce the level of federal funds sold and interest-bearing deposits in 2014, likely to an average of 3.0% to 4.0% of average earning assets; however, until market and economic conditions return to more normalized levels, the average balance of federal funds sold and interest-bearing balances will likely remain above our historical average of less than 1.0%.

Non-Earning Assets
Cash and due from bank balances totaled $17.1 million at December 31, 2013, compared to $20.3 million on December 31, 2012. Cash and due from bank balances averaged $17.4 million during 2013, compared to $16.2 million during 2012. Net premises and equipment decreased from $25.9 million at December 31, 2012, to $24.9 million on December 31, 2013, primarily reflecting depreciation expense. Purchases of premises and equipment during 2013 totaled $0.3 million.

On December 30, 2009, all FDIC-insured financial institutions were required to prepay estimated FDIC deposit insurance assessments for the fourth quarter of 2009 and the years 2010, 2011 and 2012. The prepaid amounts were used to offset regular quarterly deposit insurance assessments. The amount we paid equaled $16.3 million, which was expensed over the future quarterly assessment periods. The balance at December 31, 2012 equaled $8.3 million. Per regulations, any unused portion of the amount prepaid remaining after payment of amounts due on June 30, 2013 would be returned to us by the FDIC; we received $8.1 million on June 28, 2013.

Foreclosed and repossessed assets totaled $2.9 million at December 31, 2013, compared to $7.0 million on December 31, 2012, $15.3 million on December 31, 2011, $16.7 million on December 31, 2010 and $26.6 million on December 31, 2009. The $4.1 million decline during 2013 consisted of $7.9 million in sales proceeds (includes $1.6 million in net gains on sales and valuation write-downs), which was partially offset by $2.2 million in transfers from the loan portfolio. While we expect further transfers from loans to foreclosed and repossessed assets in future periods reflecting our collection efforts on impaired lending relationships, we believe the improved quality of our loan portfolio combined with the increased sales activity we have experienced during the past couple of years will continue and limit the overall increase in, and average balance of, this nonperforming asset category.

Source of Funds
Our major sources of funds are from deposits, repurchase agreements and FHLB advances. Total deposits decreased from $1.14 billion at December 31, 2012 to $1.12 billion on December 31, 2013, a decrease of $16.3 million. In comparing total deposit balances as of December 31, 2013 to those at December 31, 2008, total deposits have declined by $480.7 million. Local deposits increased $435.4 million during the five-year period ended December 31, 2013, while out-of-area deposits decreased $916.1 million during the same time period. As of December 31, 2013, local deposits comprised 81.0% of total deposits, compared to 76.2% and 29.4% at December 31, 2012 and December 31, 2008, respectively.

Repurchase agreements increased from $64.8 million at December 31, 2012 to $69.3 million on December 31, 2013, an increase of $4.5 million. As part of our sweep account program, collected funds from certain business noninterest-bearing checking accounts are invested in overnight interest-bearing repurchase agreements. Such repurchase agreements are not deposit accounts and are not afforded federal deposit insurance. All of our repurchase agreements are accounted for as secured borrowings. FHLB advances increased from $35.0 million at December 31, 2012 to $45.0 million on December 31, 2013, an increase of $10.0 million. FHLB advances declined $225.0 million during the five-year period ended December 31, 2013.

At December 31, 2013, local deposits and repurchase agreements equaled 79.1% of total funding liabilities, compared to 75.3% and 28.5% on December 31, 2012 and December 31, 2008, respectively. The significant reduction in wholesale funding reliance over the past five years is primarily a result of the increase in local deposits and the decline in total loans. The increase in local deposits reflects various programs and initiatives we have implemented over the past several years, including: implementation of several deposit-gathering initiatives in our commercial lending function; introduction of new deposit-related products and services; certificate of deposit campaign, and the continuation of providing our customers with the latest in technological advances that give improved information, convenience and timeliness.

Noninterest-bearing checking deposit accounts further increased during 2013, having also increased during 2012 and 2011 after remaining relatively stable over the prior several years. Noninterest-bearing checking accounts averaged $197.6 million during 2013, compared to an average balance of $164.1 million and $137.0 million during 2012 and 2011, respectively, and $110.0 million to $120.0 million over the prior several years. The increase in noninterest-bearing deposit balances during the past two years primarily reflects deposit account openings as part of new commercial lending relationships. Increases in noninterest-bearing checking accounts during 2012 and 2011 also reflect transfers from our repurchase agreement product, generally reflecting rate and pricing changes in the latter product.

Local interest-bearing checking accounts increased $9.3 million during 2013, and are up $147.1 million since December 31, 2008. Money market deposit accounts decreased $11.1 million during 2013, but have increased $108.5 million since year-end 2008. The net increase in both interest-bearing checking accounts and money market deposit accounts over the past five years primarily reflects the success of our enhanced products and marketing programs, as well as relatively aggressive deposit rates, which resulted in many new individual, business and municipality deposits and increased balances from existing deposit account holders and transfers from maturing certificates of deposit. The decline in money market deposit accounts during 2013 is due in large part to significant income tax payments by certain individuals and businesses during April, 2013. Savings deposits decreased $3.8 million during 2013, after having increased $24.0 million during 2012, decreased $27.7 million during 2011, increased $21.6 million during 2010 and declined $11.3 million during 2009. The relatively large balance fluctuations in our savings deposits are typical, generally reflecting periodic deposits and withdrawals from several local municipal customers, as well as from certain municipal customers transferring funds between savings accounts and certificates of deposit. In addition, some customers have transferred their savings balances to other deposit products, particularly interest-bearing checking and money market deposit accounts.

Certificates of deposit purchased by customers located within our market areas increased $11.7 million during 2013, and have increased $63.3 million since December 31, 2008. A majority of the increase since year-end 2008 reflects our enhanced marketing efforts and transfers from savings accounts from certain municipal customers. Deposits obtained from customers located outside of our market areas declined $56.7 million during 2013, and are down $916.1 million during the five-year period ended December 31, 2013. Out-of-area deposits primarily consist of certificates of deposit obtained from depositors located outside our market areas and placed by deposit brokers for a fee, but also include certificates of deposit obtained from the deposit owners directly. The owners of the out-of-area deposits include individuals, businesses and governmental units located throughout the United States. In addition, in early 2011 we established an interest-bearing checking account relationship with an out-of-area depositor engaged in managing retirement accounts. This custodial relationship, which totaled $22.0 million as of December 31, 2012, was closed during the third quarter of 2013. Reflecting our strategy to reduce our federal funds sold position, we provided notice to the custodian that we wished to terminate the deposit relationship. The significant decline in out-of-area deposits since year-end 2008 primarily reflects the influx of cash resulting from the reduction in total loans and from increased local deposits.

FHLB advances increased $10.0 million during 2013, but are down $225.0 million during the five-year period ended December 31, 2013. The decline during the past five years primarily reflects the influx of cash resulting from the reduction in total loans and from increased local deposits. FHLB advances are collateralized by residential mortgage loans, first mortgage liens on multi-family residential property loans, first mortgage liens on commercial real estate property loans, and substantially all other assets of our bank, under a blanket lien arrangement. Our borrowing line of credit at December 31, 2013 totaled $171.9 million, with availability of $116.1 million.

Shareholders' equity increased $6.7 million during 2013. Net income attributable to common shares of $17.0 million was partially offset by a total of $3.9 million in cash dividends on our common stock and a net decline in the net unrealized gain on securities available for sale and fair value of an interest rate swap of $7.2 million.

RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2013 and 2012

Summary

We recorded net income attributable to common shares of $17.0 million, or $1.96 per basic share and $1.95 per diluted share, for 2013, compared to net income attributable to common shares of $11.5 million, or $1.33 per basic share and $1.30 per diluted share, for 2012. The results for 2013 include costs associated with our pending merger with Firstbank Corporation. On an after-tax basis, we expensed $1.2 million during 2013, nearly all of which was expensed during the third and fourth quarters. We expect to expense further merger-related costs during 2014, although the exact amounts and timing are not currently known.

The improved earnings performance in 2013 compared to 2012 resulted from a larger negative loan loss provision, decreased overhead costs, lower preferred stock dividends and discount accretion, and increased net interest income. The continued improvement in the quality of our loan portfolio and recoveries of prior period loan charge-offs have produced a positive impact on our loan loss reserve calculations and allowed us to make negative provisions to the loan loss reserve during 2013 and 2012. The decline in preferred stock dividends and discount accretion in 2013 compared to 2012 resulted from us repurchasing the non-voting preferred stock issued in May of 2009 to the U.S. Department of the Treasury during the second quarter of 2012.

The decline in overhead costs in 2013 mainly resulted from decreased problem asset administration and resolution costs. Gains on sales of other real estate, which are netted against problem asset costs, contributed to the reduction in costs associated with the administration and resolution of problem assets in 2013 compared to the prior year; excluding the impact of these gains, problem asset costs still decreased significantly in 2013 compared to 2012. Costs associated with the administration and resolution of problem assets remain elevated; however, these costs trended downward during 2011, 2012, and 2013 as the level of problem assets declined. Although decreasing, the level of problem assets remains elevated compared to pre-2006 levels as a result of the state, regional and national economic struggles experienced over the past few years and related impact on certain of our borrowers.

A higher net interest margin, which more than offset a slight decline in average earning assets, resulted in an increased level of net interest income in 2013 compared to 2012. The yield on average earning assets, although declining in comparison to 2012 primarily due to decreased yields on average loans and securities, was relatively stable throughout 2013 as the collection of unaccrued interest on several larger nonaccrual commercial loan relationships that were paid off during the year and the collection of prepayment fees associated with several larger performing commercial loan relationships substantially offset a high level of lower-yielding federal funds sold. The cost of funds declined in 2013 compared to 2012 mainly due to decreases in the costs of various certificate of deposit account categories, certain non-certificate of deposit account categories, FHLB advances, and repurchase agreements and a change in interest-bearing liability mix, most notably a decrease in various higher-costing average certificates of deposit account categories and increases in certain lower-costing non-certificate of deposit account categories and repurchase agreements as a percentage of average interest-bearing liabilities.

The following table shows some of the key performance and equity ratios for the years ended December 31, 2013 and 2012:

	2013	2012
Return on average assets	1.22%	0.82%
Return on average shareholders' equity	11.36%	7.51%
Average shareholders' equity to average assets	10.77%	10.90%

Net Interest Income
Net interest income, the difference between revenue generated from earning assets and the interest cost of funding those assets, is our primary source of earnings. Interest income (adjusted for tax-exempt income) and interest expense totaled $58.7 million and $10.8 million during 2013, respectively, providing for net interest income of $47.9 million. During 2012, interest income and interest expense equaled $60.5 million and $13.2 million, respectively, providing for net interest income of $47.3 million.

In comparing 2013 with 2012, interest income decreased 3.0%, interest expense was down 18.4%, and net interest income increased 1.3%. The level of net interest income is primarily a function of asset size, as the weighted average interest rate received on earning assets is greater than the weighted average interest cost of funding sources; however, factors such as types and levels of assets and liabilities, interest rate environment, interest rate risk, asset quality, liquidity, and customer behavior also impact net interest income as well as the net interest margin.

The $0.6 million increase in net interest income in 2013 compared to 2012 resulted from an improved net interest margin, which more than offset a slight decline in average earning assets. During 2013, the net interest margin equaled 3.73%, up from 3.67% during 2012. Although our yield on earning assets declined in 2013 compared to 2012 primarily due to a decreased yield on average loans, our cost of funds declined at a greater rate, resulting in the improved net interest margin. The decline in loan yield primarily resulted from a decreased yield on commercial loans, while the cost of funds decreased primarily due to decreases in the costs of various certificate of deposit account categories, certain non-certificate of deposit account categories, FHLB advances, and repurchase agreements and a change in funding mix, most notably a decrease in higher-costing average certificates of deposit and increases in certain lower-costing non-certificate of deposit accounts, noninterest-bearing deposit accounts, and repurchase agreements as a percentage of average total funding sources.

The following table depicts the average balance, interest earned and paid, and weighted average rate of our assets, liabilities and shareholders' equity during 2013, 2012 and 2011. The subsequent table also depicts the dollar amount of change in interest income and interest expense of interest-earning assets and interest-bearing liabilities, segregated between change due to volume and change due to rate. For tax-exempt investment securities, interest income and yield have been computed on a tax equivalent basis using a marginal tax rate of 35%. As a result, securities interest income was increased by $0.5 million in 2013, $0.6 million in 2012, and $0.7 million in 2011.

(Dollars in thousands)	Years ended December 31,								
	2013			2012			2011		
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
Taxable securities	$ 117,887	$ 4,134	3.51%	$ 112,122	$ 4,383	3.91%	$ 157,081	$ 6,685	4.26%
Tax-exempt securities	25,706	1,434	5.58	40,818	2,018	4.94	49,428	2,508	5.07
Total securities	143,593	5,568	3.88	152,940	6,401	4.19	206,509	9,193	4.45
Loans	1,050,961	52,924	5.04	1,049,315	53,898	5.14	1,148,671	62,356	5.43
Interest-bearing deposits	7,703	21	0.28	10,522	29	0.28	9,709	24	0.24
Federal funds sold	83,468	212	0.25	75,678	192	0.25	78,596	199	0.25
Total earning assets	1,285,725	58,725	4.57	1,288,455	60,520	4.70	1,443,485	71,772	4.97
Allowance for loan losses	(26,505)			(31,171)			(41,517)		
Cash and due from banks	17,420			16,217			15,080		
Other non-earning assets	115,758			132,105			112,983		
Total assets	$ 1,392,398			$ 1,405,606			$ 1,530,031		
Interest-bearing demand deposits	$ 204,945	$ 1,276	0.62%	$ 205,848	$ 1,572	0.76%	$ 184,140	$ 2,536	1.38%
Savings deposits	55,214	142	0.26	42,452	118	0.28	45,860	210	0.46
Money market accounts	134,875	366	0.27	148,596	571	0.38	154,450	1,179	0.76
Time deposits	504,672	7,128	1.41	549,535	8,876	1.62	697,664	12,459	1.79
Total interest-bearing deposits	899,706	8,912	0.99	946,431	11,137	1.18	1,082,114	16,384	1.51
Short-term borrowings	65,939	80	0.12	61,930	157	0.25	80,137	405	0.51
Federal Home Loan Bank advances	39,082	533	1.36	39,809	993	2.49	54,753	2,033	3.71
Other borrowings	34,505	1,261	3.65	34,406	929	2.70	37,776	1,010	2.67
Total interest-bearing liabilities	1,039,232	10,786	1.04	1,082,576	13,216	1.22	1,254,780	19,832	1.58
Demand deposits	197,621			164,081			136,980		
Other liabilities	5,555			5,675			5,808		
Total liabilities	1,242,408			1,252,332			1,397,568		
Average equity	149,990			153,274			132,463		
Total liabilities and equity	$ 1,392,398			$ 1,405,606			$ 1,530,031		
Net interest income		$ 47,939			$ 47,304			$ 51,940	
Rate spread			3.53%			3.48%			3.39%
Net interest margin			3.73%			3.67%			3.60%

	Years ended December 31,					
	2013 over 2012			2012 over 2011		
	Total	Volume	Rate	Total	Volume	Rate
Increase (decrease) in interest income						
Taxable securities	$ (249,000)	$ 218,000	$ (467,000)	$ (2,302,000)	$ (1,792,000)	$ (510,000)
Tax exempt securities	(584,000)	(818,000)	234,000	(490,000)	(427,000)	(63,000)
Loans	(974,000)	136,000	(1,110,000)	(8,458,000)	(5,215,000)	(3,243,000)
Interest-bearing deposit balances	(8,000)	(8,000)	0	5,000	2,000	3,000
Federal funds sold	20,000	20,000	0	(7,000)	(7,000)	0
Net change in tax-equivalent interest income	(1,795,000)	(452,000)	(1,343,000)	(11,252,000)	(7,439,000)	(3,813,000)
Increase (decrease) in interest expense						
Interest-bearing demand deposits	(296,000)	(7,000)	(289,000)	(964,000)	271,000	(1,235,000)
Savings deposits	24,000	33,000	(9,000)	(92,000)	(15,000)	(77,000)
Money market accounts	(205,000)	(49,000)	(156,000)	(608,000)	(43,000)	(565,000)
Time deposits	(1,748,000)	(689,000)	(1,059,000)	(3,583,000)	(2,471,000)	(1,112,000)
Short-term borrowings	(77,000)	10,000	(87,000)	(248,000)	(77,000)	(171,000)
Federal Home Loan Bank advances	(460,000)	(18,000)	(442,000)	(1,040,000)	(472,000)	(568,000)
Other borrowings	332,000	3,000	329,000	(81,000)	(91,000)	10,000
Net change in interest expense	(2,430,000)	(717,000)	(1,713,000)	(6,616,000)	(2,898,000)	(3,718,000)
Net change in tax-equivalent net interest income	$ 635,000	$ 265,000	$ 370,000	$ (4,636,000)	$ (4,541,000)	$ (95,000)

Interest income is primarily generated from the loan portfolio, and to a significantly lesser degree, from securities, federal funds sold, and interest-bearing deposit balances. Interest income decreased $1.8 million during 2013 from that earned in 2012, totaling $58.7 million in 2013 compared to $60.5 million in the previous year. The reduction in interest income is attributable to a decreased yield on average earning assets and, to a much lesser extent, a lower level of average earning assets. During 2013 and 2012, earning assets had an average yield (tax equivalent-adjusted basis) of 4.57% and 4.70%, respectively. The decline in earning asset yield in 2013 mainly resulted from a decreased yield on average loans, and to a lesser extent, a decreased yield on average securities. During 2013, earning assets averaged $1.29 billion, or $2.7 million lower than average earning assets during 2012. Average securities were down $9.3 million, average federal funds sold increased $7.8 million, average interest-bearing deposit balances decreased $2.8 million, and average loans increased $1.6 million.

Interest income generated from the loan portfolio decreased $1.0 million in 2013 compared to the level earned in 2012; a decline in loan yield from 5.14% in 2012 to 5.04% in 2013 resulted in a $1.1 million decrease in interest income, while growth in the loan portfolio during 2013 resulted in a $0.1 million increase in interest income. The lower yield on average loans mainly resulted from a decreased yield on average commercial loans, which equaled 5.06% in 2013 compared to 5.16% in 2012. The commercial loan yield was negatively impacted by the lowering of rates on certain commercial loans throughout 2012 and 2013 as a result of borrowers warranting decreased loan rates due to improved financial performance, the renewal of certain maturing term loans at lower rates, and competitive pricing pressures. In addition, the commercial loan yield was negatively impacted by an ongoing interest rate risk management strategy implemented in early 2011 whereby certain commercial loan relationships are being converted from the Mercantile Bank Prime Rate to the Wall Street Journal Prime Rate; this strategy, which helps mitigate interest rate risk exposure in an increasing rate environment, has a short-term negative impact on net interest income as the conversions generally involve interest rate reductions. A declining level of nonaccrual loans and the collection of unaccrued interest on nonaccrual commercial loan relationships that were paid off and commercial loan prepayment fees helped mitigate the negative impact of these factors on the commercial loan yield. Unaccrued interest totaling $1.9 million was collected on the paid off nonaccrual commercial loan relationships and recorded as interest income during 2013.

Interest income generated from the securities portfolio decreased $0.8 million in 2013 compared to the level earned in 2012 due to portfolio contraction and a lower yield on average securities, which equaled 3.88% in 2013 compared to 4.19% in 2012. The reduced average portfolio balance resulted in a $0.6 million decrease in interest income, while the lower yield on average securities equated to a decrease in interest income of $0.2 million. Average securities equaled $143.6 million during 2013, down from $152.9 million during 2012 primarily due to decreases in the average balances of mortgage-backed securities, municipal securities, and Michigan Strategic Fund bonds, which more than offset an increase in the average balance of U.S. Government agency bonds. The lower yield on average securities resulted from a decreased yield on U.S. Government agency bonds, reflecting a decline in market rates, and a shift in the securities portfolio mix from higher-yielding mortgage-backed and municipal securities to lower-yielding agency bonds. The yield on U.S. Government agency bonds was 3.28% during 2013 compared to 3.70% during 2012. Purchases of U.S. Government agency bonds with lower yields during 2012 and 2013 using proceeds received from called bonds of the same type and called and matured municipal securities and principal paydowns on mortgage-backed securities negatively impacted the yield on average securities. Proceeds received from called U.S. Government agency bonds totaled $78.4 million and $20.0 million in 2012 and 2013, respectively, while proceeds from called and matured municipal bonds totaled $7.1 million and $6.1 million in 2012 and 2013, respectively. Principal payments received on mortgage-backed securities totaled $11.7 million in 2012 and $7.8 million in 2013. The bond purchases were necessary to meet pledging requirements and internal funds management policy guidelines. Unaccreted discount of $30,000 related to called U.S. Government agency bonds was recognized as income during 2013; excluding this discount, the yield on U.S. Government agency bonds would have been 3.25% in 2013. Unaccreted discount of $116,000 related to called U.S. Government agency bonds was recognized as income during 2012; excluding this discount, the yield on U.S. Government agency bonds would have been 3.54% in 2012. Average U.S. Government agency bonds, municipal securities, and mortgage-backed securities represented 61.0%, 14.3%, and 11.8%, respectively, of average total securities during 2013 compared to 46.0%, 18.5%, and 18.6%, respectively, during 2012. A decline in the market value of the available for sale securities portfolio during 2013 partially offset the negative impacts of the decreased yield on U.S. Government agency bonds and the shift in securities portfolio mix on portfolio yield. The average net unrealized loss on available for sale securities equaled $1.5 million during 2013, while the average net unrealized gain on available for sale securities equaled $5.1 million during 2012.

Interest income earned on federal funds sold increased slightly in 2013 compared to 2012 due to a higher average balance, while interest income earned on interest-bearing deposit balances decreased slightly due to a lower average balance.

Interest expense is primarily generated from interest-bearing deposits, and to a lesser degree, from subordinated debentures, FHLB advances, repurchase agreements, and other borrowings. Interest expense decreased $2.4 million during 2013 from that expensed in 2012, totaling $10.8 million in 2012 compared to $13.2 million in the previous year. The decline in interest expense is attributable to a decreased cost of funds and a lower level of average interest-bearing liabilities.

During 2013 and 2012, interest-bearing liabilities had a weighted average rate of 1.04% and 1.22%, respectively; a decline in interest expense of $1.7 million was recorded during 2013 due to the decreased cost of funds. The lower weighted average cost of interest-bearing liabilities was primarily due to decreases in the costs of various certificate of deposit account categories, certain non-certificate of deposit account categories, FHLB advances, and repurchase agreements and a change in interest-bearing liability mix, most notably a decrease in various higher-costing average certificates of deposit account categories and increases in certain lower-costing non-certificate of deposit account categories and repurchase agreements as a percentage of average interest-bearing liabilities. Market interest rates began falling in the latter part of 2007 and have remained low since. The lowering of interest rates on non-certificate of deposit accounts and repurchase agreements periodically during 2012 positively impacted the weighted average cost of interest-bearing liabilities in 2013; interest rates on certain non-certificate of deposit accounts were also reduced in December of 2013. In addition, maturing fixed-rate certificates of deposit and FHLB advances were renewed at lower rates, replaced by lower-costing funds, or allowed to runoff during 2012 and 2013.

During 2013, interest-bearing liabilities averaged $1.04 billion, or $43.3 million lower than average interest-bearing liabilities of $1.08 billion during the prior year. This reduction resulted in decreased interest expense of $0.7 million. Average interest-bearing deposits were down $46.7 million, while average short-term borrowings increased $4.0 million, average FHLB advances decreased $0.7 million, and average other borrowings increased $0.1 million.

Average certificates of deposit declined $44.9 million during 2013, which equated to a decrease in interest expense of $0.7 million. An additional $1.0 million reduction in interest expense resulted from a decrease in the average rate paid as higher-rate certificates of deposit matured and were renewed at lower rates, replaced with lower-costing funds, or allowed to runoff throughout 2013. A reduction in other average interest-bearing deposit accounts, totaling $1.9 million, equated to a nominal decrease in interest expense, while a decrease in the average rate paid on these deposit accounts resulted in a $0.5 million decline in interest expense.

Average short-term borrowings, comprised entirely of repurchase agreements, increased $4.0 million during 2013, resulting in a slight increase in interest expense, while a decrease in the average rate paid during 2013 resulted in a reduction in interest expense of $0.1 million. Average FHLB advances decreased $0.7 million, resulting in a nominal decrease in interest expense, while a lower average rate paid on the advances resulted in a $0.4 million decrease in interest expense. A $0.1 million increase in average other borrowings, which is comprised of subordinated debentures and deferred director and officer compensation programs, equated to a nominal increase in interest expense, while a higher average rate paid on subordinated debentures resulted in a $0.3 million increase in interest expense.

Provision for Loan Losses

A negative loan loss provision expense of $7.2 million was recorded in 2013, compared to a negative provision expense of $3.1 million recorded in 2012. The negative provision expense reflects recoveries of previously charged-off loans and a reduced level of loan-rating downgrades and ongoing loan-rating upgrades as the quality of the loan portfolio continued to improve. Continued progress in the stabilization of economic and real estate market conditions and resulting collateral valuations also positively impacted provision expense. Recoveries of previously charged-off loans totaled $6.6 million during 2013, while loan charge-offs not specifically reserved for in prior periods amounted to $1.4 million, resulting in a net positive impact of $5.2 million on provision expense. Net loan recoveries of $1.3 million were recorded during 2013, compared to net loan charge-offs of $4.8 million during the prior year. Of the $5.2 million in gross loans charged-off during 2013, $3.9 million, or 73.4%, represents the elimination of specific reserves that were established through provision expense in earlier periods. Nonperforming loans totaled $6.7 million, or 0.6% of total loans, as of December 31, 2013, compared to $19.0 million, or 1.8% of total loans, as of December 31, 2012. The allowance, as a percentage of total loans outstanding, was 2.2% as of December 31, 2013, compared to 2.8% as of December 31, 2012.

Noninterest Income

Noninterest income totaled $6.9 million in 2013, a decrease of $1.1 million, or 14.0%, from the $8.0 million earned in 2012. The decrease in noninterest income was mainly due to lower residential mortgage banking fee income, rental income from foreclosed properties, and earnings on bank owned life insurance. Residential mortgage rates were relatively stable during 2012 and the first few months of 2013, resulting in a lower level of refinance activity during 2013 as many qualifying borrowers had already refinanced at these rates during 2012. Residential mortgage rates began increasing during the latter part of the second quarter of 2013, continued increasing during the early part of the third quarter, and stabilized during the rest of the year. Increased fee income from the sales of purchase mortgages during 2013 helped mitigate the decreased fee income resulting from the lower level of refinance activity. A reduction in the number of foreclosed properties, reflecting ongoing sales of these properties, resulted in the decreased rental income, while the decline in earnings on bank owned life insurance primarily resulted from reduced investment yields, as paydowns on mortgage-backed securities were reinvested into similar securities with lower rates.

Noninterest Expense
Noninterest expense during 2013 totaled $36.4 million, a decrease of $3.2 million, or 8.1%, from the $39.6 million expensed in 2012. Merger-related costs were $1.2 million during 2013. The decrease in noninterest expense primarily resulted from lower problem asset administration and resolution costs and FDIC insurance premiums.

Problem asset administration and resolution costs totaled $0.6 million during 2013, a decrease of $5.3 million, or 89.8%, from the $5.9 million in costs incurred during 2012. Gains on sales of other real estate owned, which are netted against problem asset costs, totaled $2.3 million in 2013 compared to $1.3 million in 2012.

FDIC insurance costs were $0.8 million during 2013, a decrease of $0.4 million, or 33.9%, from the $1.2 million in costs incurred during 2012. The lower premiums mainly resulted from a decreased assessment rate, reflecting further improvement in our financial condition and operating performance.

Federal Income Tax Expense
During 2013, we recorded income before federal income tax of $25.1 million and a federal income tax expense of $8.1 million, compared to income before federal income tax of $18.2 million and a federal income tax expense of $5.6 million during 2012. The increase in federal income tax expense resulted from the higher level of income before federal income tax and an increase in our effective tax rate from 31.0% in 2012 to 32.2% in 2013.

Preferred Stock Dividends and Accretion
Preferred stock dividends and discount accretion totaled $1.0 million during 2012. No preferred stock dividends and discount accretion were recorded during 2013 as we repurchased the $21.0 million in non-voting preferred stock issued in May of 2009 to the U.S. Department of the Treasury under the Treasury's Capital Purchase Program, as part of the Troubled Asset Relief Program, during the second quarter of 2012.

RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2012 and 2011

Summary
We recorded net income attributable to common shares of $11.5 million, or $1.33 per basic share and $1.30 per diluted share, for 2012, compared to net income attributable to common shares of $36.1 million, or $4.20 per basic share and $4.07 per diluted share, for 2011. The establishment of a valuation allowance against our net deferred tax asset in the fourth quarter of 2009 and the reversal of the valuation allowance in the fourth quarter of 2011 distort 2012 and 2011 after-tax operating result comparisons. On a pre-tax basis, our income was $18.2 million for 2012 compared to $10.1 million for 2011.

The improved pre-tax earnings performance in 2012 compared to 2011 primarily resulted from lower provisions to the allowance for loan losses. The decreased provision expense reflected lower volumes of loan rating downgrades and nonperforming loans, a higher volume of loan rating upgrades, significant recoveries of prior-period loan charge-offs, the elimination or significant reduction of certain specific reserve allocations due to successful collection efforts, and continued progress in the stabilization of economic and real estate market conditions and resulting collateral valuations. In addition, the reserve allocation factors for non-impaired commercial loans reflected in the quarterly reserve migrations were reduced in 2012 in light of the lower level of net loan charge-offs. A higher net interest margin, which partially mitigated the negative impact of a lower level of average earning assets, reduced costs associated with the administration and resolution of problem assets, lower FDIC insurance premiums, and increased noninterest income also contributed to the improved earnings performance in 2012 compared to 2011.

Our earnings performance continued to be hindered by elevated costs associated with the administration and resolution of problem assets; however, these costs trended downward during 2011 and 2012 as the level of nonperforming assets declined. Although decreasing, the level of nonperforming assets remained elevated when compared to pre-2007 reporting periods as a result of the state, regional and national economic struggles experienced over the past several years and related impact on certain of our borrowers.

The following table shows some of the key performance and equity ratios for the years ended December 31, 2012 and 2011:

	2012	2011
Return on average assets	0.82%	2.36%
Return on average shareholders' equity	7.51%	27.28%
Average shareholders' equity to average assets	10.90%	8.66%

Net Interest Income

Net interest income, the difference between revenue generated from earning assets and the interest cost of funding those assets, is our primary source of earnings. Interest income (adjusted for tax-exempt income) and interest expense totaled $60.5 million and $13.2 million, respectively, during 2012, providing for net interest income of $47.3 million. During 2011, interest income and interest expense equaled $71.8 million and $19.8 million, respectively, providing for net interest income of $52.0 million. In comparing 2012 with 2011, interest income decreased 15.7%, interest expense was down 33.4%, and net interest income decreased 8.9%. The level of net interest income is primarily a function of asset size, as the weighted average interest rate received on earning assets is greater than the weighted average interest cost of funding sources; however, factors such as types and levels of assets and liabilities, interest rate environment, interest rate risk, asset quality, liquidity, and customer behavior also impact net interest income as well as the net interest margin.

The $4.7 million decrease in net interest income in 2012 compared to 2011 resulted from a decreased level of average earning assets, which more than offset an improved net interest margin. During 2012, the net interest margin equaled 3.67%, up from 3.60% during 2011. Although our yield on earning assets declined in 2012 compared to 2011 primarily due to a decreased yield on average loans, our cost of funds declined at a far greater rate, resulting in the improved net interest margin. The decline in loan yield primarily resulted from a decreased yield on commercial loans, while the cost of funds decreased as a result of the lowering of interest rates on non-certificate of deposit accounts and repurchase agreements on various occasions during the latter half of 2011 and during 2012. The cost of funds also decreased as a result of higher-costing matured certificates of deposit and FHLB advances being renewed at lower rates, replaced by lower-costing funds, or allowed to runoff.

Interest income is primarily generated from the loan portfolio, and to a significantly lesser degree, from securities, federal funds sold, and interest-bearing deposit balances. Interest income decreased $11.3 million during 2012 from that earned in 2011, totaling $60.5 million in 2012 compared to $71.8 million in the previous year. The reduction in interest income was attributable to a decreased level of average earning assets and, to a lesser extent, a declining yield on average earning assets. During 2012, earning assets averaged $1.29 billion, or $155.0 million lower than average earning assets of $1.44 billion during 2011. Average loans were down $99.3 million, average securities decreased $53.6 million, average federal funds sold decreased $2.9 million, and average interest-bearing deposit balances increased $0.8 million.

Interest income generated from the loan portfolio decreased $8.5 million in 2012 compared to the level earned in 2011; the reduction in the loan portfolio during 2012 resulted in a $5.2 million decrease in interest income, while a decline in loan yield from 5.43% in 2011 to 5.14% in 2012 resulted in a $3.3 million decrease in interest income. The lower yield on average loans mainly resulted from a decreased yield on average commercial loans, which equaled 5.16% in 2012 compared to 5.46% in 2011. The commercial loan yield was negatively impacted by the lowering of rates on certain commercial loans throughout 2011 and 2012 as a result of borrowers warranting decreased loan rates due to improved financial performance, the renewal of certain maturing term loans at lower rates, and competitive pricing pressures. In addition, the commercial loan yield was negatively impacted by an ongoing interest rate risk management strategy implemented in early 2011 whereby certain commercial loan relationships are being converted from the Mercantile Bank Prime Rate to the Wall Street Journal Prime Rate; this strategy has a short-term negative impact on net interest income as the conversions generally involve interest rate reductions. The commercial loan yields in 2012 and 2011 were negatively impacted by net declines of $254,000 and $259,000, respectively, in the present values of the purchased and sold interest rate caps; excluding the impact of these net declines, the yield on average commercial loans was 5.18% in 2012 and 5.48% in 2011, and the yield on average total loans was 5.16% in 2012 and 5.45% in 2011.

Interest income generated from the securities portfolio decreased $2.8 million in 2012 compared to the level earned in 2011 due to portfolio contraction and a lower yield on average securities, which equaled 4.19% in 2012 compared to 4.45% in 2011. The reduced average portfolio balance resulted in a $2.2 million decrease in interest income, while the lower yield on average securities equated to a decrease in interest income of $0.6 million. Average securities equaled $152.9 million during 2012, down from $206.5 million during 2011 primarily due to decreases in the average balances of U.S. Government agency bonds and mortgage-backed securities. The lower yield on average securities in 2012 compared to 2011 mainly resulted from a decreased yield on U.S. Government agency bonds, reflecting a decline in market rates. The yield on U.S. Government agency bonds was 3.70% in 2012 compared to 4.27% in 2011. Purchases of U.S. Government agency bonds with lower yields during the fourth quarter of 2011 and during 2012 using proceeds received from called bonds of the same type negatively impacted the yield on average securities. The bond purchases were necessary to meet collateral requirements and internal funds management policy guidelines. Unaccreted discount of $116,000 related to called U.S. Government agency bonds was recognized as income during 2012; excluding this discount, the yield on U.S. Government agency bonds would have been 3.54% in 2012. Unaccreted discount of $138,000 related to called U.S. Government agency bonds was recognized as income during 2011; excluding this discount, the yield on U.S. Government agency bonds would have been 4.13% in 2011. The negative impact of the declined U.S. Government agency bond yield on the yield on average total securities was partially offset by a shift in the securities portfolio mix from lower-yielding agency bonds to higher-yielding municipal securities. Average U.S. Government agency bonds represented 46.0% of average total securities in 2012 compared to 49.3% in 2011, while average municipal securities represented 18.5% of average total securities in 2012 compared to 15.6% in 2011. Principal payments received on mortgage-backed securities totaled $11.7 million in 2012.

Interest income earned on federal funds sold declined slightly in 2012 compared to 2011 due to a decreased average balance, while interest income earned on interest-bearing deposit balances increased slightly due to an increased average balance and average rate.

During 2012 and 2011, earning assets had an average yield (tax equivalent-adjusted basis) of 4.70% and 4.97%, respectively. The decline in earning asset yield in 2012 compared to 2011 resulted from a decreased yield on average loans, and to a much lesser extent, a decreased yield on average securities.

Interest expense is primarily generated from interest-bearing deposits, and to a lesser degree, from FHLB advances, repurchase agreements, subordinated debentures, and other borrowings. Interest expense decreased $6.6 million during 2012 from that expensed in 2011, totaling $13.2 million in 2012 compared to $19.8 million in the previous year. The decline in interest expense is attributable to a decreased level of average interest-bearing liabilities and a decreased cost of funds.

During 2012, interest-bearing liabilities averaged $1.08 billion, or $172.2 million lower than average interest-bearing liabilities of $1.25 billion during the prior year. This reduction resulted in decreased interest expense of $2.9 million. Average interest-bearing deposits were down $135.7 million, while average short-term borrowings decreased $18.2 million, average FHLB advances decreased $14.9 million, and average other borrowings decreased $3.4 million.

During 2012 and 2011, interest-bearing liabilities had a weighted average rate of 1.22% and 1.58%, respectively; a decline in interest expense of $3.7 million was recorded during 2012 due to the decreased cost of funds. The lower weighted average cost of interest-bearing liabilities in 2012 compared to 2011 is primarily due to the decline in market interest rates that began late in the third quarter of 2007 and continued through December of 2008 and, to a much lesser extent, a change in average interest-bearing liability mix, most notably decreases in higher-costing average certificates of deposit and average FHLB advances and increases in lower-costing average non-certificate of deposit accounts as a percentage of average interest-bearing liabilities. Market interest rates remained low during 2009, 2010, 2011, and 2012. Maturing fixed-rate certificates of deposit and borrowings were renewed at lower rates, replaced by lower-costing funds, or allowed to runoff during the 24-month period ended December 31, 2012. In addition, the lowering of interest rates on non-certificate of deposit accounts and repurchase agreements during this time frame positively impacted the weighted average cost of interest-bearing liabilities in 2012 compared to 2011.

Average certificates of deposit declined $148.1 million during 2012, which equated to a decrease in interest expense of $2.5 million. An additional $1.1 million reduction in interest expense resulted from a decrease in the average rate paid as higher-rate certificates of deposit matured and were renewed at lower rates, replaced with lower-costing funds, or allowed to runoff throughout 2012. Growth in other average interest-bearing deposit accounts, totaling $12.4 million, equated to an increase in interest expense of $0.2 million, while a decrease in the average rate paid on these deposit accounts resulted in a $1.9 million decline in interest expense.

Average short-term borrowings, comprised primarily of repurchase agreements, declined $18.2 million during 2012, resulting in decreased interest expense of $0.1 million, while a decrease in the average rate paid during 2012 resulted in a reduction in interest expense of $0.2 million. Average FHLB advances decreased $14.9 million, equating to a $0.5 million reduction in interest expense, while a lower average rate paid on the advances resulted in a $0.6 million decrease in interest expense. A reduction in average other borrowings, which is comprised of subordinated debentures, structured repurchase agreements, and deferred director and officer compensation programs, equated to a decrease in interest expense of $0.1 million during 2012, while a higher average rate paid on these borrowings slightly increased interest expense.

Provision for Loan Losses

A negative provision expense of $3.1 million was recorded in 2012, compared to a provision expense of $6.9 million recorded in 2011. The reduced provision expense reflects lower volumes of loan rating downgrades and nonperforming loans, a higher volume of loan rating upgrades, significant recoveries of prior-period loan charge-offs, the elimination or significant reduction of certain specific reserve allocations due to successful collection efforts, and continued progress in the stabilization of economic and real estate market conditions and resulting collateral valuations. In addition, the reserve allocation factors for non-impaired commercial loans reflected in the quarterly reserve migrations were reduced in 2012 in light of the lower level of net loan charge-offs. Nonperforming loans totaled $19.0 million, or 1.82% of total loans, as of December 31, 2012, compared to $45.1 million, or 4.20% of total loans, as of December 31, 2011. Net loan charge-offs totaled $4.8 million, or 0.45% of average total loans, during 2012 compared to $15.7 million, or 1.37% of average total loans, during 2011. Of the $12.6 million in gross loans charged-off during 2012, $4.4 million, or 34.6%, represents the elimination of specific reserves that were established through provision expense in earlier periods. The allowance, as a percentage of total loans outstanding, was 2.75% as of December 31, 2012, compared to 3.41% as of December 31, 2011.

Noninterest Income

Noninterest income totaled $8.0 million in 2012, an increase of $0.7 million, or 9.8%, from the $7.3 million earned in 2011. The increase in noninterest income in 2012 compared to 2011 was mainly due to higher residential mortgage banking fee income, reflecting increased activity due to lower mortgage interest rates, and rental income from foreclosed properties, which more than offset decreased earnings on bank owned life insurance and service charges on accounts. The decline in earnings on bank owned life insurance primarily resulted from reduced investment yields, as paydowns on mortgage-backed securities were reinvested into similar securities with lower rates, while the decline in service charges on accounts mainly resulted from decreased fees associated with a particular checking account category as a result of a reduction in the number of active accounts.

Noninterest Expense

Noninterest expense during 2012 totaled $39.6 million, a decrease of $1.9 million, or 4.5%, from the $41.5 million expensed in 2011. The decline in noninterest expense in 2012 compared to 2011 primarily resulted from decreased nonperforming asset administration and resolution costs and FDIC insurance premiums, which more than offset increased salary and benefit costs. Salary and benefit costs totaled $19.4 million during 2012, an increase of $1.5 million, or 8.2%, from the $17.9 million expensed during 2011, primarily reflecting expenses associated with the reinstatement or increasing of certain employee benefit programs that had been suspended or lowered in prior years.

Nonperforming asset administration and resolution costs, including legal expenses, property tax payments, appraisal fees, and write-downs on foreclosed properties, totaled $5.9 million during 2012, a decrease of $2.4 million, or 29.3%, from the $8.3 million in costs incurred during 2011.

FDIC insurance premiums were $1.2 million during 2012, down $1.6 million from the $2.8 million in premiums expensed during 2011. The lower premiums during 2012 compared to 2011 resulted from a decreased assessment rate and base. The decreased assessment rate reflected our improved financial condition and operating performance and the implementation of the FDIC's revised risk-based assessment system on April 1, 2011.

Occupancy and furniture and equipment costs declined by $0.3 million in 2012 compared to 2011, primarily resulting from an aggregate reduction in depreciation expense and decreased property taxes.

Federal Income Tax Expense

During 2012, we recorded income before federal income tax of $18.2 million and a federal income tax expense of $5.6 million, compared to income before federal income tax of $10.1 million and a federal income tax benefit of $27.4 million during 2011. A federal income tax expense was recorded in 2012 as a result of the valuation allowance against our net deferred tax asset being reversed at year-end 2011. Tax expense on 2011 income was entirely offset by a corresponding reduction to the valuation allowance against deferred tax assets, and the $27.4 million benefit was the result of reversing the remaining valuation allowance.

Accounting guidance requires that companies assess whether a valuation allowance should be established against their deferred tax assets based on the consideration of all available evidence using a "more likely than not" standard. We reviewed our deferred tax assets and determined that the valuation allowance necessary at year-end 2010, due to operating losses in 2010 and earlier years, was no longer necessary at year-end 2011 due to an expected return to sustainable profitability. Consequently, we reversed the valuation allowance that we had previously determined necessary to carry against our entire net deferred tax asset as of December 31, 2010 and 2009.

CAPITAL RESOURCES

Shareholders' equity increased $6.7 million during 2013. Net income attributable to common shares of $17.0 million was partially offset by a total of $3.9 million in cash dividends on our common stock and a net decline in the net unrealized gain on securities available for sale and fair value of an interest rate swap of $7.2 million.

We and our bank are subject to regulatory capital requirements administered by state and federal banking agencies. Failure to meet the various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements. The increase in shareholders' equity during 2013 provided for improved regulatory capital ratios, and our bank remains "well capitalized." As of December 31, 2013, our bank's total risk-based capital ratio was 15.7%, compared to 14.7% at December 31, 2012. Our bank's total regulatory capital, consisting of shareholders' equity plus a portion of the allowance but less a portion of our net deferred tax asset, increased $16.7 million during 2013, primarily reflecting net income of $19.9 million which more than offset $5.5 million in cash dividends paid. Our bank's total risk-based capital ratio was also impacted by a $33.8 million increase in total risk-weighted assets, primarily resulting from growth in commercial loans. As of December 31, 2013, our bank's total regulatory capital equaled $190.5 million, or approximately $69.0 million in excess of the amount necessary to attain the 10.0% minimum total risk-based capital ratio, which is among the requirements to be categorized as "well capitalized."

LIQUIDITY

Liquidity is measured by our ability to raise funds through deposits, borrowed funds, capital or cash flow from the repayment of loans and securities. These funds are used to fund loans, meet deposit withdrawals, maintain reserve requirements and operate our company. Liquidity is primarily achieved through local and out-of-area deposits and liquid assets such as securities available for sale, matured and called securities, federal funds sold and interest-bearing deposit balances. Asset and liability management is the process of managing the balance sheet to achieve a mix of earning assets and liabilities that maximizes profitability, while providing adequate liquidity.

To assist in providing needed funds, we regularly obtain monies from wholesale funding sources. Wholesale funds, primarily comprised of deposits from customers outside of our market areas and FHLB advances, totaled $258.1 million, or 20.9% of combined deposits and borrowed funds as of December 31, 2013, compared to $304.8 million, or 24.7% of combined deposits and borrowed funds, as of December 31, 2012, and $1.41 billion, or 71.5% of combined deposits and borrowed funds, as of December 31, 2008. The significant decline in wholesale funds since year-end 2008 primarily reflects the influx of cash resulting from the reduction in total loans and increased local deposits.

Although local deposits have generally increased as new business, municipal governmental unit and individual deposit relationships are established and as existing customers increase the balances in their accounts, and we witnessed significant local deposit growth during the past five years, some reliance on wholesale funds will likely remain, although at a much lower level than historical levels. As part of our interest rate risk management strategy, a vast majority of our wholesale funds have a fixed rate and mature within five years, reflecting the fact that a majority of our loans have a floating interest rate or a fixed interest rate and balloon in five years from origination date. We have developed a comprehensive contingency funding plan which we believe mitigates any increased liquidity risk from our wholesale funding program.

Wholesale funds are generally a lower all-in cost source of funds when compared to the interest rates that would have to be offered in the local markets to generate a commensurate level of funds. Interest rates paid on new out-of-area deposits and FHLB advances have historically been similar to interest rates paid on new certificates of deposit issued to local customers. In addition, the overhead costs associated with wholesale funds are considerably less than the overhead costs that would be incurred to attract and administer a similar level of local deposits, especially if the estimated costs of a needed expanded branching network were taken into account.

As part of our sweep program, collected funds from certain business noninterest-bearing checking accounts are invested into over-night interest-bearing repurchase agreements. Such repurchase agreements are not deposit accounts and are not afforded federal deposit insurance. Repurchase agreements increased $4.5 million during 2013, totaling $69.3 million as of December 31, 2013.

Information regarding our repurchase agreements as of December 31, 2013 and during 2013 is as follows:

Outstanding balance at December 31, 2013	$	69,305,000
Weighted average interest rate at December 31, 2013		0.12%
Maximum daily balance twelve months ended December 31, 2013	$	78,960,000
Average daily balance for twelve months ended December 31, 2013	$	65,939,000
Weighted average interest rate for twelve months ended December 31, 2013		0.12%

As a member of the FHLB, we have access to the FHLB advance borrowing programs. Advances totaled $45.0 million as of December 31, 2013, compared to $35.0 million, $45.0 million, $65.0 million, $205.0 million, and $270.0 million as of December 31, 2012, 2011, 2010, 2009 and 2008, respectively. Based on available collateral as of December 31, 2013, we could borrow an additional $116.1 million.

We also have the ability to borrow up to $38.0 million on a daily basis through correspondent banks using established unsecured federal funds purchased lines of credit. We did not access these lines of credit during 2013; in fact, we have not accessed the lines of credit since January of 2010. In contrast, federal funds sold averaged $83.5 million, $75.7 million and $78.6 million during 2013, 2012 and 2011, respectively. In addition, interest-bearing deposit balances averaged $7.7 million, $10.5 million and $9.7 million during the respective time periods. Given the volatile market and stressed economic conditions, we have been operating with a higher than normal balance of federal funds sold and interest-bearing deposit balances over the past several years. Reflecting our improved operating performance and financial condition, we expect to modestly reduce the level of federal funds sold and interest-bearing deposits in 2014, likely to average 3.0% to 4.0% of average earning assets; however, until market and economic conditions return to more normalized levels, the average balance of federal funds sold and interest-bearing deposits will likely remain above our historical average of less than 1.0%. As a result, we expect the use of our federal funds purchased lines of credit, in at least the near future, will be rare, if at all.

We have a line of credit through the Discount Window of the Federal Reserve Bank of Chicago. Using a substantial majority of our tax-exempt municipal securities as collateral, we could have borrowed up to $14.4 million for terms of 1 to 28 days at December 31, 2013. We did not utilize this line of credit during the past five years, and do not plan to access this line of credit in future periods.

The following table reflects, as of December 31, 2013, significant fixed and determinable contractual obligations to third parties by payment date, excluding accrued interest:

	One Year or Less	One to Three Years	Three to Five Years	Over Five Years	Total
Deposits without a stated Maturity	$ 607,943,000	$ 0	$ 0	$ 0	$ 607,943,000
Certificates of deposit	213,454,000	153,409,000	144,105,000	0	510,968,000
Short-term borrowings	69,305,000	0	0	0	69,305,000
Federal Home Loan Bank Advances	0	0	45,000,000	0	45,000,000
Subordinated debentures	0	0	0	32,990,000	32,990,000
Other borrowed money	0	0	0	1,620,000	1,620,000

In addition to normal loan funding and deposit flow, we must maintain liquidity to meet the demands of certain unfunded loan commitments and standby letters of credit. At December 31, 2013, we had a total of $354.8 million in unfunded loan commitments and $19.7 million in unfunded standby letters of credit. Of the total unfunded loan commitments, $296.0 million were commitments available as lines of credit to be drawn at any time as customers' cash needs vary, and $58.8 million were for loan commitments scheduled to close and become funded within the next twelve months. The level of commitments to make loans over the past several years had declined significantly when compared to historical levels, primarily reflecting stressed economic conditions; however, the $58.8 million level at December 31, 2013 is higher when compared to the levels over the past several years. The increase primarily reflects the impact of our improved operating performance and financial condition, expanded sales efforts and improved economic conditions. We regularly monitor fluctuations in loan balances and commitment levels, and include such data in our overall liquidity management.

The following table depicts our loan commitments at the end of the past three years:

	12/31/13	12/31/12	12/31/11
Commercial unused lines of credit	$ 257,937,000	$ 222,237,000	$ 171,683,000
Unused lines of credit secured by 1-4 family residential properties	23,429,000	24,250,000	24,663,000
Credit card unused lines of credit	9,013,000	8,512,000	7,565,000
Other consumer unused lines of credit	5,695,000	4,613,000	3,367,000
Commitments to make loans	58,799,000	64,565,000	30,929,000
Standby letters of credit	19,670,000	10,591,000	15,923,000
Total	$ 374,543,000	$ 334,768,000	$ 254,130,000

We monitor our liquidity position and funding strategies on an ongoing basis, but recognize that unexpected events, economic or market conditions, reduction in earnings performance, declining capital levels or situations beyond our control could cause liquidity challenges. While we believe it is unlikely that a funding crisis of any significant degree is likely to materialize, we have developed a comprehensive contingency funding plan that provides a framework for meeting liquidity disruptions.

MARKET RISK ANALYSIS

Our primary market risk exposure is interest rate risk and, to a lesser extent, liquidity risk. All of our transactions are denominated in U.S. dollars with no specific foreign exchange exposure. We have only limited agricultural-related loan assets and therefore have no significant exposure to changes in commodity prices. Any impact that changes in foreign exchange rates and commodity prices would have on interest rates is assumed to be insignificant. Interest rate risk is the exposure of our financial condition to adverse movements in interest rates. We derive our income primarily from the excess of interest collected on interest-earning assets over the interest paid on interest-bearing liabilities. The rates of interest we earn on our assets and owe on our liabilities generally are established contractually for a period of time. Since market interest rates change over time, we are exposed to lower profitability if we cannot adapt to interest rate changes. Accepting interest rate risk can be an important source of profitability and shareholder value; however, excessive levels of interest rate risk could pose a significant threat to our earnings and capital base. Accordingly, effective risk management that maintains interest rate risk at prudent levels is essential to our safety and soundness.

Evaluating the exposure to changes in interest rates includes assessing both the adequacy of the process used to control interest rate risk and the quantitative level of exposure. Our interest rate risk management process seeks to ensure that appropriate policies, procedures, management information systems and internal controls are in place to maintain interest rate risk at prudent levels with consistency and continuity. In evaluating the quantitative level of interest rate risk, we assess the existing and potential future effects of changes in interest rates on our financial condition, including capital adequacy, earnings, liquidity and asset quality.

We use two interest rate risk measurement techniques. The first, which is commonly referred to as GAP analysis, measures the difference between the dollar amounts of interest-sensitive assets and liabilities that will be refinanced or repriced during a given time period. A significant repricing gap could result in a negative impact to the net interest margin during periods of changing market interest rates.

The following table depicts our GAP position as of December 31, 2013:

	Within Three Months	Three to Twelve Months	One to Five Years	After Five Years	Total
Assets:					
Commercial loans (1)	$ 169,662,000	$ 154,515,000	$ 614,712,000	$ 39,614,000	$ 978,503,000
Residential real estate loans	24,530,000	7,750,000	26,257,000	13,515,000	72,052,000
Consumer loans	1,531,000	153,000	761,000	243,000	2,688,000
Securities (2)	14,321,000	1,598,000	13,845,000	113,375,000	143,139,000
Federal funds sold	123,427,000	0	0	0	123,427,000
Interest-bearing deposits	5,639,000	0	750,000	0	6,389,000
Allowance for loan losses	0	0	0	0	(22,821,000)
Other assets	0	0	0	0	123,589,000
Total assets	339,110,000	164,016,000	656,325,000	166,747,000	$ 1,426,966,000
Liabilities:					
Interest-bearing checking	197,388,000	0	0	0	197,388,000
Savings deposits	52,606,000	0	0	0	52,606,000
Money market accounts	133,369,000	0	0	0	133,369,000
Time deposits under $100,000	7,068,000	13,760,000	26,501,000	0	47,329,000
Time deposits $100,000 & over	57,469,000	135,157,000	271,013,000	0	463,639,000
Short-term borrowings	69,305,000	0	0	0	69,305,000
Federal Home Loan Bank advances	0	0	45,000,000	0	45,000,000
Other borrowed money	34,610,000	0	0	0	34,610,000
Noninterest-bearing checking	0	0	0	0	224,580,000
Other liabilities	0	0	0	0	5,815,000
Total liabilities	551,815,000	148,917,000	342,514,000	0	1,273,641,000
Shareholders' equity	0	0	0	0	153,325,000
Total liabilities & shareholders' Equity	551,815,000	148,917,000	342,514,000	0	$ 1,426,966,000
Net asset (liability) GAP	$ (212,705,000)	$ 15,099,000	$ 313,811,000	$ 166,747,000	
Cumulative GAP	$ (212,705,000)	$ (197,606,000)	$ 116,205,000	$ 282,952,000	
Percent of cumulative GAP to total assets	(14.9%)	(13.8%)	8.1%	19.8%	

(1) Floating rate loans that are currently at interest rate floors are treated as fixed rate loans and are reflected using maturity date and not repricing frequency.
(2) Mortgage-backed securities are categorized by expected maturities based upon prepayment trends as of December 31, 2013.

The second interest rate risk measurement used is commonly referred to as net interest income simulation analysis. We believe that this methodology provides a more accurate measurement of interest rate risk than the GAP analysis, and therefore, it serves as our primary interest rate risk measurement technique. The simulation model assesses the direction and magnitude of variations in net interest income resulting from potential changes in market interest rates.

Key assumptions in the model include prepayment speeds on various loan and investment assets; cash flows and maturities of interest-sensitive assets and liabilities; and changes in market conditions impacting loan and deposit volume and pricing. These assumptions are inherently uncertain, subject to fluctuation and revision in a dynamic environment; therefore, the model cannot precisely estimate net interest income or exactly predict the impact of higher or lower interest rates on net interest income. Actual results will differ from simulated results due to timing, magnitude, and frequency of interest rate changes and changes in market conditions and our strategies, among other factors.

We conducted multiple simulations as of December 31, 2013, in which it was assumed that changes in market interest rates occurred ranging from up 400 basis points to down 400 basis points in equal quarterly instalments over the next twelve months. The following table reflects the suggested impact on net interest income over the next twelve months in comparison to estimated net interest income based on our balance sheet structure, including the balances and interest rates associated with our specific loans, securities, deposits and borrowed funds, as of December 31, 2013. The resulting estimates are well within our policy parameters established to manage and monitor interest rate risk.

Interest Rate Scenario	Dollar Change In Net Interest Income	Percent Change In Net Interest Income
Interest rates down 400 basis points	$ (3,350,000)	(7.7%)
Interest rates down 300 basis points	(2,810,000)	(6.4)
Interest rates down 200 basis points	(2,430,000)	(5.5)
Interest rates down 100 basis points	(1,830,000)	(4.2)
No change in interest rates	(300,000)	(0.7)
Interest rates up 100 basis points	770,000	1.8
Interest rates up 200 basis points	1,940,000	4.4
Interest rates up 300 basis points	3,130,000	7.1
Interest rates up 400 basis points	3,960,000	9.0

The resulting estimates have been significantly impacted by the current interest rate and economic environment, as adjustments have been made to critical model inputs with regards to traditional interest rate relationships. This is especially important as it relates to floating rate commercial loans and out-of-area deposits, which comprise a sizable portion of our balance sheet. As of December 31, 2013, the Mercantile Bank Prime Rate is 4.50% as compared to the Wall Street Journal Prime Rate of 3.25%. Historically, the two indices have been equal; however, we elected not to reduce the Mercantile Bank Prime Rate in late October and mid-December of 2008 when the Wall Street Journal Prime Rate declined by 50 and 75 basis points, respectively. In conducting our simulations since year-end 2008, we have made the assumption that the Mercantile Bank Prime Rate will remain unchanged until the Wall Street Journal Prime Rate equals the Mercantile Bank Prime Rate, at which time the two indices will remain equal in the increasing interest rate scenarios. One of our key interest rate risk strategies has been to reduce the negative impact this repricing gap would likely have on our net interest income in an increasing interest rate environment. Starting in early 2011, we initiated a program to convert certain commercial loan relationships from the Mercantile Bank Prime Rate to the Wall Street Journal Prime Rate. As of December 31, 2013, approximately 11% of our floating rate commercial loans were tied to the Mercantile Bank Prime Rate, compared to about 95% at year-end 2010. Although this program has had a negative impact on net interest income as the conversion generally involves an interest rate reduction on the affected commercial loans, it will have a positive impact on net interest income in a rising interest rate environment as the affected commercial loans will be subject to increased repricing sooner than otherwise.

In addition to changes in interest rates, the level of future net interest income is also dependent on a number of other variables, including: the growth, composition and absolute levels of loans, deposits, and other earning assets and interest-bearing liabilities; level of nonperforming assets; economic and competitive conditions; potential changes in lending, investing, and deposit gathering strategies; client preferences; and other factors.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Mercantile Bank Corporation
Grand Rapids, Michigan

We have audited the accompanying consolidated balance sheets of Mercantile Bank Corporation as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mercantile Bank Corporation as of December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Mercantile Bank Corporation's internal control over financial reporting as of December 31, 2013, based on criteria established in *Internal Control – Integrated Framework (1992)* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") and our report dated February 28, 2014 expressed an unqualified opinion thereon.

/s/ BDO USA, LLP
BDO USA, LLP

Grand Rapids, Michigan
February 28, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Mercantile Bank Corporation
Grand Rapids, Michigan

We have audited Mercantile Bank Corporation's internal control over financial reporting as of December 31, 2013, based on criteria established in *Internal Control – Integrated Framework (1992)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Mercantile Bank Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report by Mercantile Bank Corporation's Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Mercantile Bank Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Mercantile Bank Corporation as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2013, and our report dated February 28, 2014 expressed an unqualified opinion thereon.

/s/ BDO USA, LLP
BDO USA, LLP

Grand Rapids, Michigan
February 28, 2014

February 28, 2014

REPORT BY MERCANTILE BANK CORPORATION'S MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining an effective system of internal control over financial reporting that is designed to produce reliable financial statements presented in conformity with generally accepted accounting principles. There are inherent limitations in the effectiveness of any system of internal control. Accordingly, even an effective system of internal control can provide only reasonable assurance with respect to financial statement preparation.

Management assessed the Company's system of internal control over financial reporting that is designed to produce reliable financial statements presented in conformity with generally accepted accounting principles as of December 31, 2013. This assessment was based on criteria for effective internal control over financial reporting described in *Internal Control – Integrated Framework (1992)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that, as of December 31, 2013, Mercantile Bank Corporation maintained an effective system of internal control over financial reporting that is designed to produce reliable financial statements presented in conformity with generally accepted accounting principles based on those criteria.

The Company's independent auditors have issued an audit report on the effectiveness of the Company's internal control over financial reporting as found on page F-38.

Mercantile Bank Corporation

/s/ Michael H. Price
Michael H. Price
Chairman of the Board, President and Chief Executive Officer

/s/ Charles E. Christmas
Charles E. Christmas
Senior Vice President, Chief Financial Officer and Treasurer

MERCANTILE BANK CORPORATION

CONSOLIDATED BALANCE SHEETS

December 31, 2013 and 2012

	2013	2012
ASSETS		
Cash and due from banks	$ 17,149,000	$ 20,302,000
Interest-bearing deposits	6,389,000	10,822,000
Federal funds sold	123,427,000	104,879,000
Total cash and cash equivalents	146,965,000	136,003,000
Securities available for sale	131,178,000	138,314,000
Federal Home Loan Bank stock	11,961,000	11,961,000
Loans	1,053,243,000	1,041,189,000
Allowance for loan losses	(22,821,000)	(28,677,000)
Loans, net	1,030,422,000	1,012,512,000
Premises and equipment, net	24,898,000	25,919,000
Bank owned life insurance	51,377,000	50,048,000
Accrued interest receivable	3,649,000	3,874,000
Other real estate owned and repossessed assets	2,851,000	6,970,000
Net deferred tax asset	17,754,000	22,015,000
Other assets	5,911,000	15,310,000
Total assets	$1,426,966,000	$1,422,926,000
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits		
Noninterest-bearing	$ 224,580,000	$ 190,241,000
Interest-bearing	894,331,000	944,963,000
Total deposits	1,118,911,000	1,135,204,000
Securities sold under agreements to repurchase	69,305,000	64,765,000
Federal Home Loan Bank advances	45,000,000	35,000,000
Subordinated debentures	32,990,000	32,990,000
Accrued interest and other liabilities	7,435,000	8,377,000
Total liabilities	1,273,641,000	1,276,336,000
Shareholders' equity		
Preferred stock, no par value; 1,000,000 shares authorized; 0 shares outstanding at December 31, 2013 and December 31, 2012	0	0
Common stock, no par value; 20,000,000 shares authorized; 8,739,108 shares outstanding at December 31, 2013 and 8,706,251 shares outstanding at December 31, 2012	162,999,000	166,074,000
Retained earnings (deficit)	(4,101,000)	(21,134,000)
Accumulated other comprehensive income (loss)	(5,573,000)	1,650,000
Total shareholders' equity	153,325,000	146,590,000
Total liabilities and shareholders' equity	$1,426,966,000	$1,422,926,000

See accompanying notes to consolidated financial statements.

MERCANTILE BANK CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 2013, 2012 and 2011

	2013	2012	2011
Interest income			
Loans, including fees	$ 52,924,000	$ 53,898,000	$ 62,356,000
Securities, taxable	4,134,000	4,383,000	6,685,000
Securities, tax-exempt	951,000	1,415,000	1,805,000
Federal funds sold	212,000	192,000	199,000
Interest-bearing deposits	21,000	29,000	24,000
Total interest income	58,242,000	59,917,000	71,069,000
Interest expense			
Deposits	8,912,000	11,137,000	16,384,000
Short-term borrowings	80,000	157,000	405,000
Federal Home Loan Bank advances	533,000	993,000	2,033,000
Subordinated debentures and other borrowings	1,261,000	929,000	1,010,000
Total interest expense	10,786,000	13,216,000	19,832,000
Net interest income	47,456,000	46,701,000	51,237,000
Provision for loan losses	(7,200,000)	(3,100,000)	6,900,000
Net interest income after provision for loan losses	54,656,000	49,801,000	44,337,000
Noninterest income			
Service charges on deposit and sweep accounts	1,532,000	1,523,000	1,640,000
Earnings on bank owned life insurance	1,329,000	1,528,000	1,777,000
Credit and debit card fees	1,063,000	891,000	825,000
Mortgage banking activities	800,000	1,479,000	846,000
Payroll processing	660,000	591,000	515,000
Rental income from other real estate owned	528,000	1,061,000	825,000
Letter of credit fees	370,000	336,000	300,000
Other income	590,000	585,000	554,000
Total noninterest income	6,872,000	7,994,000	7,282,000
Noninterest expense			
Salaries and benefits	20,298,000	19,367,000	17,891,000
Occupancy	2,547,000	2,501,000	2,780,000
Furniture and equipment rent, depreciation and maintenance	984,000	1,176,000	1,206,000
Data processing	3,440,000	3,193,000	2,719,000
Merger-related costs	1,246,000	0	0
Advertising	1,113,000	1,167,000	747,000
FDIC insurance costs	793,000	1,200,000	2,843,000
Problem asset costs	595,000	5,862,000	8,290,000
FHLB advance prepayment fees	0	0	213,000
Other expense	5,387,000	5,158,000	4,806,000
Total noninterest expenses	36,403,000	39,624,000	41,495,000
Income before federal income tax expense (benefit)	25,125,000	18,171,000	10,124,000
Federal income tax expense (benefit)	8,092,000	5,636,000	(27,361,000)
Net income	17,033,000	12,535,000	37,485,000
Preferred stock dividends and accretion	0	1,030,000	1,343,000
Net income attributable to common shares	$ 17,033,000	$ 11,505,000	$ 36,142,000
Earnings per common share:			
Basic	$ 1.96	$ 1.33	$ 4.20
Diluted	$ 1.95	$ 1.30	$ 4.07

See accompanying notes to consolidated financial statements.

MERCANTILE BANK CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years ended December 31, 2013, 2012 and 2011

	2013	2012	2011
Net income	$ 17,033,000	$ 12,535,000	$ 37,485,000
Other comprehensive income (loss):			
Unrealized holding gains (losses) on securities available for sale	(11,960,000)	(2,184,000)	3,851,000
Fair value of interest rate swap	849,000	(1,113,000)	0
	(11,111,000)	(3,297,000)	3,851,000
Tax effect of unrealized holding gains (losses) on securities available for sale	4,186,000	1,229,000	(1,348,000)
Tax effect of fair value of interest rate swap	(298,000)	390,000	0
	3,888,000	1,619,000	(1,348,000)
Other comprehensive income (loss), net of tax effect	(7,223,000)	(1,678,000)	2,503,000
Comprehensive income	**$ 9,810,000**	**$ 10,857,000**	**$ 39,988,000**

See accompanying notes to consolidated financial statements.

MERCANTILE BANK CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Years ended December 31, 2013, 2012 and 2011

($ in thousands)	Preferred Stock	Common Stock	Common Stock Warrant	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income/(Loss)	Total Shareholders' Equity
Balances, January 1, 2011	$ 20,077	$ 172,677	$ 1,138	$(68,781)	$ 825	$ 125,936
Preferred stock dividends				(1,089)		(1,089)
Accretion of preferred stock	254			(254)		0
Employee stock purchase plan (4,726 shares)		42				42
Dividend reinvestment plan (644 shares)		6				6
Stock option exercises (8,800 shares)		55				55
Stock-based compensation expense		61				61
Net income for 2011				37,485		37,485
Change in net unrealized gain on securities available for sale, net of reclassifications and tax effect					2,503	2,503
Balances, December 31, 2011	$ 20,331	$ 172,841	$ 1,138	$(32,639)	$ 3,328	$ 164,999

See accompanying notes to consolidated financial statements.

MERCANTILE BANK CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (Continued)
Years ended December 31, 2013, 2012 and 2011

($ in thousands)	Preferred Stock	Common Stock	Common Stock Warrant	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income/(Loss)	Total Shareholders' Equity
Balances, January 1, 2012	$ 20,331	$ 172,841	$ 1,138	$(32,639)	$ 3,328	$ 164,999
Repurchase of preferred stock	(21,000)					(21,000)
Preferred stock dividends				(361)		(361)
Accretion of preferred stock	669			(669)		0
Repurchase of common stock warrant		(6,327)	(1,138)			(7,465)
Employee stock purchase plan (2,400 shares)		39				39
Dividend reinvestment plan (934 shares)		14				14
Stock option exercises (50,930 shares)		551				551
Stock tendered for stock option exercises (19,120 shares)		(324)				(324)
Stock-based compensation expense		54				54
Cash dividends ($0.09 per common share)		(774)				(774)
Net income for 2012				12,535		12,535
Change in net unrealized gain on securities available for sale, net of tax effect					(955)	(955)
Change in fair value of interest rate swap, net of tax effect					(723)	(723)
Balances, December 31, 2012	$ 0	$ 166,074	$ 0	$(21,134)	$ 1,650	$ 146,590

See accompanying notes to consolidated financial statements.

MERCANTILE BANK CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (Continued)
Years ended December 31, 2013, 2012 and 2011

($ in thousands)	Preferred Stock	Common Stock	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income/(Loss)	Total Shareholders' Equity
Balances, January 1, 2013	$ 0	$ 166,074	$ (21,134)	$ 1,650	$ 146,590
Employee stock purchase plan (1,098 shares)		19			19
Dividend reinvestment plan (1,954 shares)		33			33
Stock option exercises (51,055 shares)		700			700
Stock tendered for stock option exercises (18,950 shares)		(411)			(411)
Stock-based compensation expense		473			473
Cash dividends ($0.45 per common share)		(3,889)			(3,889)
Net income for 2013			17,033		17,033
Change in net unrealized gain on securities available for sale, net of tax effect				(7,774)	(7,774)
Change in fair value of interest rate swap, net of tax effect				551	551
Balances, December 31, 2013	$ 0	$ 162,999	$ (4,101)	$ (5,573)	$ 153,325

See accompanying notes to consolidated financial statements.

MERCANTILE BANK CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2013, 2012 and 2011

	2013	2012	2011
Cash flows from operating activities			
Net income	$ 17,033,000	$ 12,535,000	$ 37,485,000
Adjustments to reconcile net income to net cash from (for) operating activities:			
Depreciation and amortization	2,208,000	2,238,000	2,200,000
Provision for loan losses	(7,200,000)	(3,100,000)	6,900,000
Deferred income tax expense (benefit)	8,092,000	5,636,000	(27,361,000)
Stock-based compensation expense	473,000	54,000	61,000
Proceeds from sales of mortgage loans held for sale	51,373,000	83,713,000	50,925,000
Origination of mortgage loans held for sale	(48,321,000)	(83,986,000)	(50,195,000)
Net gain on sales of mortgage loans held for sale	(658,000)	(1,247,000)	(681,000)
Net (gain) loss on sale and valuation write-downs of foreclosed assets	(1,585,000)	1,725,000	1,826,000
Earnings on bank owned life insurance	(1,329,000)	(1,528,000)	(1,777,000)
Net change in:			
Accrued interest receivable	225,000	529,000	1,539,000
Other assets	8,465,000	(1,805,000)	2,771,000
Accrued interest and other liabilities	(269,000)	2,257,000	(1,187,000)
Net cash from operating activities	28,507,000	17,021,000	22,506,000
Cash flows from investing activities			
Purchases of:			
Securities available for sale	(49,812,000)	(69,956,000)	(28,835,000)
Proceeds from:			
Maturities, calls and repayments of securities available for sale	34,809,000	102,672,000	80,739,000
Proceeds from sales of securities available for sale	10,310,000	0	0
Proceeds from Federal Home Loan Bank stock redemption	0	0	2,384,000
Loan originations and payments, net	(15,298,000)	16,237,000	162,928,000
Purchases of premises and equipment, net	(326,000)	(571,000)	(556,000)
Proceeds from sale of foreclosed assets	7,898,000	18,348,000	11,062,000
Net cash from (for) investing activities	(12,419,000)	66,730,000	227,722,000
Cash flows from financing activities			
Net decrease in time deposits	(23,038,000)	(47,257,000)	(210,617,000)
Net increase in all other deposits	6,745,000	70,386,000	48,860,000
Net increase (decrease) in securities sold under agreements to repurchase	4,540,000	(7,804,000)	(44,410,000)
Proceeds from Federal Home Loan Bank advances	10,000,000	20,000,000	0
Maturities and prepayments of Federal Home Loan Bank advances	0	(30,000,000)	(20,000,000)
Maturities of wholesale repurchase agreements	0	0	(10,000,000)
Net increase (decrease) in other borrowed money	175,000	10,000	(370,000)
Repurchase of preferred stock	0	(21,000,000)	0
Repurchase of common stock warrant	0	(7,465,000)	0
Proceeds from stock option exercises, net of cashless exercises	289,000	227,000	55,000
Employee stock purchase plan	19,000	39,000	42,000
Dividend reinvestment plan	33,000	14,000	6,000
Payment of cash dividends on preferred stock	0	(496,000)	(1,620,000)
Payment of cash dividends to common shareholders	(3,889,000)	(774,000)	0
Net cash for financing activities	(5,126,000)	(24,120,000)	(238,054,000)
Net change in cash and cash equivalents	10,962,000	59,631,000	12,174,000
Cash and cash equivalents at beginning of period	136,003,000	76,372,000	64,198,000
Cash and cash equivalents at end of period	$ 146,965,000	$ 136,003,000	$ 76,372,000

See accompanying notes to consolidated financial statements.

MERCANTILE BANK CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

Years ended December 31, 2013, 2012 and 2011

	2013	2012	2011
Supplemental disclosures of cash flow information			
Cash paid during the year for:			
Interest	$ 11,059,000	$ 13,741,000	$ 21,742,000
Federal income taxes	0	0	0
Noncash financing and investing activities:			
Transfers from loans to foreclosed assets	2,194,000	11,761,000	11,495,000
Preferred stock cash dividend accrued	0	0	134,000

See accompanying notes to consolidated financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The consolidated financial statements include the accounts of Mercantile Bank Corporation ("Mercantile") and its subsidiary, Mercantile Bank of Michigan ("Bank"), and of Mercantile Bank Mortgage Company, LLC ("Mortgage Company"), Mercantile Bank Real Estate Co., L.L.C. ("Mercantile Real Estate") and Mercantile Insurance Center, Inc. ("Mercantile Insurance"), subsidiaries of our Bank, after elimination of significant intercompany transactions and accounts.

We formed a business trust, Mercantile Bank Capital Trust I ("our trust"), in 2004 to issue trust preferred securities. We issued subordinated debentures to our trust in return for the proceeds raised from the issuance of the trust preferred securities. In accordance with accounting guidelines, our trust is not consolidated, but instead we report the subordinated debentures issued to the trust as a liability.

Nature of Operations: Mercantile was incorporated on July 15, 1997 to establish and own the Bank based in Grand Rapids, Michigan. The Bank is a community-based financial institution, and began operations on December 15, 1997. The Bank's primary deposit products are checking, savings, and term certificate accounts, and its primary lending products are commercial loans, residential mortgage loans, and instalment loans. Substantially all loans are secured by specific items of collateral including business assets, real estate or consumer assets. Commercial loans are expected to be repaid from cash flow from operations of businesses. Real estate loans are secured by commercial or residential real estate. The Bank's loan accounts and retail deposits are primarily with customers located in the Grand Rapids, Holland and Lansing areas. As an alternative source of funds, the Bank has also issued certificates of deposit to depositors outside of its primary market areas. Substantially all revenues are derived from banking products and services and investment securities.

Mercantile Bank Mortgage Company was formed during 2000. A subsidiary of the Bank, Mercantile Bank Mortgage Company was established to increase the profitability and efficiency of the mortgage loan operations. Mercantile Bank Mortgage Company initiated business on October 24, 2000 via the Bank's contribution of most of its residential mortgage loan portfolio and participation interests in certain commercial mortgage loans. On the same date, the Bank also transferred its residential mortgage origination function to Mercantile Bank Mortgage Company. On January 1, 2004, Mercantile Bank Mortgage Company was reorganized as Mercantile Bank Mortgage Company, LLC, a limited liability company, which was 99% owned by the Bank and 1% owned by Mercantile Insurance. Mortgage loans originated and held by the mortgage company were serviced by the Bank pursuant to a servicing agreement. Effective January 1, 2013, we dissolved the mortgage company to streamline the administration of our mortgage business. A cash amount commensurate with its 1% ownership interest was distributed to the insurance company. The remaining assets of the mortgage company were assigned to the Bank. We anticipate the business that was formerly conducted by the mortgage company to be performed by the Bank in its ordinary course and do not expect the dissolution to materially impact our financial position or results of operation.

Mercantile Insurance was formed during 2002 through the acquisition of an existing shelf insurance agency. Insurance products are offered through an Agency and Institutions Agreement among Mercantile Insurance, the Bank and Hub International. The insurance products are marketed through a central facility operated by the Michigan Bankers Insurance Association, members of which include the insurance subsidiaries of various Michigan-based financial institutions and Hub International. Mercantile Insurance receives commissions based upon written premiums produced under the Agency and Institutions Agreement.

Mercantile Real Estate was organized on July 21, 2003, principally to develop, construct, and own a facility in downtown Grand Rapids that serves as our Bank's main office and Mercantile's headquarters. This facility was placed into service during the second quarter of 2005.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ. The allowance for loan losses and the fair values of financial instruments are particularly subject to change.

Cash Flow Reporting: Cash and cash equivalents include cash on hand, demand deposits with other financial institutions, short-term investments (including securities with daily put provisions) and federal funds sold. Cash flows are reported net for customer loan and deposit transactions, interest-bearing time deposits with other financial institutions and short-term borrowings with maturities of 90 days or less.

Securities: Debt securities classified as held to maturity are carried at amortized cost when management has the positive intent and ability to hold them to maturity. Debt securities are classified as available for sale when they might be sold prior to maturity. Equity securities with readily determinable fair values are classified as available for sale. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income, net of tax (as applicable). FHLB stock is carried at cost.

Interest income includes amortization of purchase premiums and accretion of discounts. Premiums and discounts on securities are amortized or accreted on the level-yield method without anticipating prepayments, except for mortgage-backed securities where prepayments are anticipated. Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

Declines in the fair value of debt securities below their amortized cost that are other than temporary are reflected in earnings or other comprehensive income, as appropriate. For those debt securities whose fair value is less than their amortized cost, we consider our intent to sell the security, whether it is more likely than not that we will be required to sell the security before recovery and whether we expect to recover the entire amortized cost of the security based on our assessment of the issuer's financial condition. In analyzing an issuer's financial condition, we consider whether the securities are issued by the federal government or its agencies, and whether downgrades by bond rating agencies have occurred. If either of the criteria regarding intent or requirement to sell is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings. For debt securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: 1) OTTI related to credit loss, which must be recognized in the income statement, and 2) OTTI related to other factors, such as liquidity conditions in the market or changes in market interest rates, which is recognized in other comprehensive income. The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost.

Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of deferred loan fees and costs and an allowance for loan losses. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level-yield method without anticipating prepayments. Net unamortized deferred loan fees amounted to $0.5 million and $0.7 million at December 31, 2013 and 2012, respectively.

Interest income on commercial loans and mortgage loans is discontinued at the time the loan is 90 days delinquent unless the loan is well-secured and in process of collection. Consumer and credit card loans are typically charged off no later than when they are 120 days past due. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal and interest is considered doubtful.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Loans Held for Sale: Mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or fair value, as determined by outstanding commitments from investors. Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings. Such loans are sold servicing released. Loans held for sale amounted to $1.1 million and $3.5 million as of December 31, 2013 and 2012, respectively. Income from mortgage banking activities includes fees on direct brokered mortgage loans and the net gain on sale of mortgage loans originated for sale.

Troubled Debt Restructurings: A loan is accounted for as a troubled debt restructuring if we, for economic or legal reasons, grant a concession to a borrower considered to be experiencing financial difficulties that we would not otherwise consider. A troubled debt restructuring may involve the receipt of assets from the debtor in partial or full satisfaction of the loan, or a modification of terms such as a reduction of the stated interest rate or balance of the loan, a reduction of accrued interest, an extension of the maturity date or renewal of the loan at a stated interest rate lower than the current market rate for a new loan with similar risk, or some combination of these concessions. Troubled debt restructurings can be in either accrual or nonaccrual status. Nonaccrual troubled debt restructurings are included in nonperforming loans. Accruing troubled debt restructurings are generally excluded from nonperforming loans as it is considered probable that all contractual principal and interest due under the restructured terms will be collected.

Loans modified as troubled debt restructurings are, by definition, considered to be impaired loans. Impairment for these loans is measured on a loan-by-loan basis similar to other impaired loans as described below under "Allowance for Loan Losses." Certain loans modified as troubled debt restructurings may have been previously measured for impairment under a general allowance methodology (i.e., pooling), thus at the time the loan is modified as a troubled debt restructuring the allowance will be impacted by the difference between the results of these two measurement methodologies. Loans modified as troubled debt restructurings that subsequently default are factored in to the determination of the allowance for loan losses in the same manner as other defaulted loans.

Allowance for Loan Losses: The allowance for loan losses ("allowance") is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when we believe the uncollectability of a loan is confirmed. Subsequent recoveries, if any, are credited to the allowance. We estimate the allowance balance required using past loan loss experience, the nature and volume of the loan portfolio, information about specific borrower situations and estimated collateral values, economic conditions and other factors. We estimate credit losses based on individual loans determined to be impaired and on all other loans grouped on similar risk characteristics. Our historical loss component is the most significant of the allowance components and is based on historical loss experience by credit risk grade for commercial loans and payment status for mortgage and consumer loans. Loans are pooled based on similar risk characteristics supported by observable data. The historical loss experience component of the allowance represents the results of migration analysis of historical net charge-offs for portfolios of loans, including groups of commercial loans within each credit risk grade. For measuring loss exposure in a pool of loans, the historical net charge-off or migration experience is utilized to estimate expected future losses to be realized from the pool of loans. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in our judgment, should be charged-off.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

A loan is considered impaired when, based on current information and events, it is probable we will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. Factors considered in determining impairment include payment status and collateral value. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. We determine the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of delay, the reasons for delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of collateral if the loan is collateral dependent. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment.

Transfers of Financial Assets: Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when: (1) the assets have been isolated from the Bank and put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or the ability to unilaterally cause the holder to return specific assets. Our transfers of financial assets are generally limited to commercial loan participations sold and residential mortgage loans originated for sale, which were insignificant for 2013, 2012 and 2011.

Premises and Equipment: Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Buildings and related components are depreciated using the straight-line method with useful lives ranging from 5 to 33 years. Furniture, fixtures and equipment are depreciated using the straight-line method with useful lives ranging from 3 to 7 years. Maintenance, repairs and minor alterations are charged to current operations as expenditures occur and major improvements are capitalized.

Long-lived Assets: Premises and equipment and other long-lived assets are reviewed for impairment when events indicate their carrying amount may not be recoverable based on future undiscounted cash flows. If impaired, the assets are recorded at the lower of carrying value or fair value.

Foreclosed Assets: Assets acquired through or in lieu of foreclosure are initially recorded at their estimated fair value net of estimated selling costs, establishing a new cost basis. If fair value subsequently declines, a valuation allowance is recorded through noninterest expense, as are collection and operating costs after acquisition.

Bank Owned Life Insurance: The Bank has purchased life insurance policies on certain key officers. Bank owned life insurance is recorded at its cash surrender value, or the amount that can be realized.

Repurchase Agreements: The Bank sells certain securities under agreements to repurchase. The agreements are treated as collateralized financing transactions, with the obligations to repurchase the securities sold reflected as liabilities and the securities underlying the agreements remaining in assets in the Consolidated Balance Sheet.

Financial Instruments and Loan Commitments: Financial instruments include off-balance-sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded. Instruments, such as standby letters of credit, that are considered financial guarantees are recorded at fair value.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock-Based Compensation: Compensation cost for equity-based awards is measured on the grant date based on the fair value of the award at that date, and is recognized over the requisite service period, net of estimated forfeitures. Fair value of stock option awards is estimated using a closed option valuation (Black-Scholes) model. Fair value of restricted stock awards is based upon the quoted market price of the common stock on the date of grant.

Income Taxes: Income tax expense is the total of the current year income tax due or refundable, the change in deferred income tax assets and liabilities, and any adjustments related to unrecognized tax benefits. Deferred income tax assets and liabilities are recognized for the tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates applicable to future years. A valuation allowance, if needed, reduces deferred income tax assets to the amount expected to be realized. At December 31, 2011, we reversed the full valuation allowance that was initially recorded at December 31, 2009, as described in Note 8.

Fair Values of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates. The fair value estimates of existing on- and off-balance sheet financial instruments do not include the value of anticipated future business or the values of assets and liabilities not considered financial instruments.

Earnings Per Share: Basic earnings per share is based on the weighted average number of common shares and participating securities outstanding during the period. Diluted earnings per share include the dilutive effect of additional potential common shares issuable under our stock-based compensation plans and our common stock warrant granted to the U.S. Department of Treasury that we repurchased on July 3, 2012, and are determined using the treasury stock method. Our unvested stock awards, which contain non-forfeitable rights to dividends whether paid or unpaid (i.e., participating securities), are included in the number of shares outstanding for both basic and diluted earnings per share calculations. In the event of a net loss, our unvested stock awards are excluded from the calculations of both basic and diluted earnings per share.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains and losses on securities available for sale and interest rate swaps which are also recognized as separate components of equity.

Derivatives: Derivative financial instruments are recognized as assets or liabilities at fair value. The accounting for changes in the fair value of derivatives depends on the use of the derivatives and whether the derivatives qualify for hedge accounting. Used as part of our asset and liability management to help manage interest rate risk, our derivatives have historically consisted of interest rate swap agreements that qualified for hedge accounting. In February 2012, we entered into an interest rate swap agreement that qualifies for hedge accounting. However, in June 2011, we simultaneously purchased and sold an interest rate cap, a structure commonly referred to as a "cap corridor", which does not qualify for hedge accounting. The current outstanding interest rate swap agreement and matured cap corridor are discussed in more detail in Note 13. We do not use derivatives for trading purposes.

Changes in the fair value of derivatives that are designated, for accounting purposes, as a hedge of the variability of cash flows to be received on various assets and liabilities and are effective are reported in other comprehensive income. They are later reclassified into earnings in the same periods during which the hedged transaction affects earnings and are included in the line item in which the hedged cash flows are recorded. If hedge accounting does not apply, changes in the fair value of derivatives are recognized immediately in current earnings as interest income or expense.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

If designated as a hedge, we formally document the relationship between the derivative instrument and the hedged item, as well as the risk-management objective and the strategy for undertaking the hedge transaction. This documentation includes linking cash flow hedges to specific assets on the balance sheet. If designated as a hedge, we also formally assess, both at the hedge's inception and on an ongoing basis, whether the derivative instrument that is used is highly effective in offsetting changes in cash flows of the hedged items. Ineffective hedge gains and losses are recognized immediately in current earnings as noninterest income or expense. We discontinue hedge accounting when we determine the derivative is no longer effective in offsetting changes in the cash flows of the hedged item, the derivative is settled or terminates, or treatment of the derivatives as a hedge is no longer appropriate or intended.

Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. We do not believe there are any such matters outstanding that would have a material effect on the financial statements.

Operating Segment: While we monitor the revenue streams of the various products and services offered, Mercantile manages its business on the basis of one operating segment, banking.

Adoption of New Accounting Standards: In February 2013, the FASB issued ASU 2013-02, *Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income*, which is intended to improve the reporting of reclassifications out of accumulated other comprehensive income. The ASU requires an entity to report, either on the face of the income statement or in the notes to the financial statements, the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in the income statement. We adopted this ASU in the first quarter of 2013.

(Continued)

NOTE 2 – SECURITIES

The amortized cost and fair value of available for sale securities and the related gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
2013				
U.S. Government agency debt obligations	$ 108,279,000	$ 263,000	$(10,065,000)	$ 98,477,000
Mortgage-backed securities	12,456,000	1,102,000	0	13,558,000
Michigan Strategic Fund bonds	0	0	0	0
Municipal general obligation bonds	16,488,000	388,000	(4,000)	16,872,000
Municipal revenue bonds	878,000	38,000	0	916,000
Mutual funds	1,386,000	0	(31,000)	1,355,000
	$ 139,487,000	$ 1,791,000	$(10,100,000)	$ 131,178,000
2012				
U.S. Government agency debt obligations	$ 78,447,000	$ 1,039,000	$ (388,000)	$ 79,098,000
Mortgage-backed securities	20,182,000	1,814,000	0	21,996,000
Michigan Strategic Fund bonds	11,255,000	0	0	11,255,000
Municipal general obligation bonds	21,700,000	1,043,000	0	22,743,000
Municipal revenue bonds	1,726,000	91,000	0	1,817,000
Mutual funds	1,354,000	51,000	0	1,405,000
	$ 134,664,000	$ 4,038,000	$ (388,000)	$ 138,314,000

(Continued)

NOTE 2 – SECURITIES (Continued)

Securities with unrealized losses at year-end 2013 and 2012, aggregated by investment category and length of time that individual securities have been in a continuous loss position, are as follows:

	Less than 12 Months		12 Months or More		Total	
Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
2013						
U.S. Government agency debt obligations	$ 57,117,000	$ 5,798,000	$ 29,679,000	$ 4,267,000	$ 86,796,000	$10,065,000
Mortgage-backed securities	0	0	0	0	0	0
Michigan Strategic Fund bonds	0	0	0	0	0	0
Municipal general obligation bonds	295,000	4,000	0	0	295,000	4,000
Municipal revenue bonds	0	0	0	0	0	0
Mutual funds	1,355,000	31,000	0	0	1,355,000	31,000
	$ 58,767,000	$ 5,833,000	$ 29,679,000	$ 4,267,000	$ 88,446,000	$10,100,000
2012						
U.S. Government agency debt obligations	$ 33,555,000	$ 388,000	$ 0	$ 0	$ 33,555,000	$ 388,000
Mortgage-backed securities	0	0	0	0	0	0
Michigan Strategic Fund bonds	0	0	0	0	0	0
Municipal general obligation bonds	0	0	0	0	0	0
Municipal revenue bonds	0	0	0	0	0	0
Mutual funds	0	0	0	0	0	0
	$33,555,000	$ 388,000	$ 0	$ 0	$ 33,555,000	$ 388,000

We evaluate securities for other-than-temporary impairment at least on a quarterly basis. Consideration is given to the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer, our intent to sell the security, whether it is more likely than not that we will be required to sell the security before recovery and if we do not expect to recover the entire amortized cost basis of the security. In analyzing an issuer's financial condition, we may consider whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred and the results of reviews of the issuer's financial condition.

At December 31, 2013, 65 debt securities and one mutual fund with a combined fair value totaling $88.4 million have unrealized losses aggregating $10.1 million. After we considered whether the securities were issued by the federal government or its agencies and whether downgrades by bond rating agencies had occurred, we determined that unrealized losses were due to changing interest rate environments.

As we do not intend to sell the securities, we believe it is more likely than not that we will not be required to sell the securities before recovery and we do expect to recover the entire amortized cost of the securities, no unrealized losses are deemed to be other-than-temporary.

(Continued)

NOTE 2 – SECURITIES (Continued)

The amortized cost and fair values of debt securities at December 31, 2013, by maturity, are shown in the following table. The contractual maturity is utilized for U.S. Government agency debt obligations and municipal bonds. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately. Weighted average yields are also reflected, with yields for municipal securities shown at their tax equivalent yield.

	Weighted Average Yield	Amortized Cost	Fair Value
Due in one year or less	5.32%	$ 2,444,000	$ 2,494,000
Due from one to five years	6.31	1,018,000	1,047,000
Due from five to ten years	3.13	32,373,000	31,008,000
Due after ten years	3.68	89,810,000	81,716,000
Mortgage-backed securities	5.17	12,456,000	13,558,000
Mutual funds	2.32	1,386,000	1,355,000
	3.73%	$ 139,487,000	$ 131,178,000

During 2013, Michigan Strategic Fund bonds totaling $10.3 million were sold at par. No securities were sold during 2012 and 2011.

At year-end 2013 and 2012, the amortized cost of securities issued by the State of Michigan and all its political subdivisions totaled $17.4 million and $23.4 million, with an estimated fair value of $17.8 million and $24.6 million, respectively. Total securities of any other specific issuer, other than the U.S. Government and its agencies, did not exceed 10% of shareholders' equity.

The carrying value of U.S. Government agency debt obligations and mortgage-backed securities that are pledged to secure repurchase agreements was $94.4 million and $83.8 million at December 31, 2013 and 2012, respectively. In addition, substantially all of our municipal bonds have been pledged to the Discount Window of the Federal Reserve Bank of Chicago. Investments in FHLB stock are restricted and may only be resold to, or redeemed by, the issuer.

(Continued)

NOTE 3 – LOANS AND ALLOWANCE FOR LOAN LOSSES

Year-end loans disaggregated by class of loan within the loan portfolio segments were as follows:

	December 31, 2013 Balance	%	December 31, 2012 Balance	%	Percent Increase (Decrease)
Commercial:					
Commercial and industrial	$ 286,373,000	27.2%	$ 285,322,000	27.4%	0.4%
Vacant land, land development, and residential construction	36,741,000	3.5	48,099,000	4.6	(23.6)
Real estate – owner occupied	261,877,000	24.9	259,277,000	24.9	1.0
Real estate – non-owner occupied	364,066,000	34.6	324,886,000	31.2	12.1
Real estate – multi-family and residential rental	37,639,000	3.5	50,922,000	4.9	(26.1)
Total commercial	986,696,000	93.7	968,506,000	93.0	1.9
Retail:					
Home equity and other	35,080,000	3.3	38,917,000	3.7	(9.9)
1-4 family mortgages	31,467,000	3.0	33,766,000	3.3	(6.8)
Total retail	66,547,000	6.3	72,683,000	7.0	(8.4)
Total loans	$ 1,053,243,000	100.0%	$ 1,041,189,000	100.0%	1.2%

Concentrations within the loan portfolio were as follows at year-end:

	2013		2012	
	Balance	Percentage of Loan Portfolio	Balance	Percentage of Loan Portfolio
Commercial real estate loans to lessors of non-residential buildings	$ 299,446,000	28.4%	$ 302,723,000	29.1%

(Continued)

NOTE 3 – LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

Year-end nonperforming loans were as follows:

	2013	2012
Loans past due 90 days or more still accruing interest	$ 0	$ 0
Nonaccrual loans	6,718,000	18,970,000
Total nonperforming loans	$ 6,718,000	$ 18,970,000

The recorded principal balance of nonaccrual loans was as follows:

	December 31, 2013	December 31, 2012
Commercial:		
Commercial and industrial	$ 1,501,000	$ 1,677,000
Vacant land, land development, and residential construction	785,000	2,194,000
Real estate – owner occupied	389,000	2,087,000
Real estate – non-owner occupied	168,000	9,010,000
Real estate – multi-family and residential rental	208,000	2,021,000
Total commercial	3,051,000	16,989,000
Retail:		
Home equity and other	788,000	889,000
1-4 family mortgages	2,879,000	1,092,000
Total retail	3,667,000	1,981,000
Total nonaccrual loans	$ 6,718,000	$ 18,970,000

(Continued)

NOTE 3 – LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

An age analysis of past due loans is as follows as of December 31, 2013:

	30 – 59 Days Past Due	60 – 89 Days Past Due	Greater Than 89 Days Past Due	Total Past Due	Current	Total Loans	Recorded Balance > 89 Days and Accruing
Commercial:							
Commercial and industrial	$ 0	$ 0	$ 309,000	$ 309,000	$ 286,064,000	$ 286,373,000	$ 0
Vacant land, land development, and residential construction	0	0	0	0	36,741,000	36,741,000	0
Real estate – owner occupied	65,000	0	50,000	115,000	261,762,000	261,877,000	0
Real estate – non-owner occupied	0	0	0	0	364,066,000	364,066,000	0
Real estate – multi-family and residential rental	0	0	64,000	64,000	37,575,000	37,639,000	0
Total commercial	65,000	0	423,000	488,000	986,208,000	986,696,000	0
Retail:							
Home equity and other	14,000	0	0	14,000	35,066,000	35,080,000	0
1-4 family mortgages	21,000	44,000	375,000	440,000	31,027,000	31,467,000	0
Total retail	35,000	44,000	375,000	454,000	66,093,000	66,547,000	0
Total past due loans	$ 100,000	$ 44,000	$ 798,000	$ 942,000	$ 1,052,301,000	$ 1,053,243,000	$ 0

(Continued)

NOTE 3 – LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

An age analysis of past due loans is as follows as of December 31, 2012:

	30 – 59 Days Past Due	60 – 89 Days Past Due	Greater Than 89 Days Past Due	Total Past Due	Current	Total Loans	Recorded Balance > 89 Days and Accruing
Commercial:							
Commercial and industrial	$ 80,000	$ 0	$ 871,000	$ 951,000	$ 284,371,000	$ 285,322,000	$ 0
Vacant land, land development, and residential construction	289,000	0	614,000	903,000	47,196,000	48,099,000	0
Real estate – owner occupied	199,000	0	1,337,000	1,536,000	257,741,000	259,277,000	0
Real estate – non-owner occupied	303,000	0	1,123,000	1,426,000	323,460,000	324,886,000	0
Real estate – multi-family and residential rental	0	0	613,000	613,000	50,309,000	50,922,000	0
Total commercial	871,000	0	4,558,000	5,429,000	963,077,000	968,506,000	0
Retail:							
Home equity and other	1,000	0	13,000	14,000	38,903,000	38,917,000	0
1-4 family mortgages	47,000	190,000	437,000	674,000	33,092,000	33,766,000	0
Total retail	48,000	190,000	450,000	688,000	71,995,000	72,683,000	0
Total past due loans	$ 919,000	$ 190,000	$ 5,008,000	$ 6,117,000	$ 1,035,072,000	$ 1,041,189,000	$ 0

(Continued)

NOTE 3 – LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

Impaired loans with no related allowance recorded were as follows as of December 31, 2013:

	Unpaid Contractual Principal Balance	Recorded Principal Balance	Related Allowance	Year-To-Date Average Recorded Principal Balance
With no related allowance recorded:				
Commercial:				
Commercial and industrial	$ 2,229,000	$ 511,000		$ 1,205,000
Vacant land, land development and residential construction	475,000	362,000		991,000
Real estate – owner occupied	1,270,000	785,000		1,084,000
Real estate – non-owner occupied	895,000	733,000		4,049,000
Real estate – multi-family and residential rental	41,000	1,000		390,000
Total commercial	4,910,000	2,392,000		7,719,000
Retail:				
Home equity and other	507,000	461,000		471,000
1-4 family mortgages	1,272,000	647,000		727,000
Total retail	1,779,000	1,108,000		1,198,000
Total with no related allowance recorded	$ 6,689,000	$ 3,500,000		$ 8,917,000

(Continued)

NOTE 3 – LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

Impaired loans with an allowance recorded and total impaired loans were as follows as of December 31, 2013:

	Unpaid Contractual Principal Balance	Recorded Principal Balance	Related Allowance	Year-To-Date Average Recorded Principal Balance
With an allowance recorded:				
Commercial:				
Commercial and industrial	$ 1,517,000	$ 1,440,000	$ 792,000	$ 1,880,000
Vacant land, land development and residential construction	4,436,000	4,139,000	844,000	3,354,000
Real estate – owner occupied	1,513,000	1,513,000	528,000	2,550,000
Real estate – non-owner occupied	21,088,000	21,072,000	7,969,000	28,388,000
Real estate – multi-family and residential rental	3,219,000	2,684,000	1,127,000	2,915,000
Total commercial	31,773,000	30,848,000	11,260,000	39,087,000
Retail:				
Home equity and other	320,000	289,000	96,000	329,000
1-4 family mortgages	2,274,000	2,231,000	1,030,000	1,628,000
Total retail	2,594,000	2,520,000	1,126,000	1,957,000
Total with an allowance recorded	$ 34,367,000	$ 33,368,000	$ 12,386,000	$ 41,044,000
Total impaired loans:				
Commercial	$ 36,683,000	$ 33,240,000	$ 11,260,000	$ 46,806,000
Retail	4,373,000	3,628,000	1,126,000	3,155,000
Total impaired loans	$ 41,056,000	$ 36,868,000	$ 12,386,000	$ 49,961,000

(Continued)

NOTE 3 – LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

Impaired loans with no related allowance recorded were as follows as of December 31, 2012:

	Unpaid Contractual Principal Balance	Recorded Principal Balance	Related Allowance	Year-To-Date Average Recorded Principal Balance
With no related allowance recorded:				
Commercial:				
Commercial and industrial	$ 1,926,000	$ 1,617,000		$ 3,140,000
Vacant land, land development and residential construction	2,356,000	1,401,000		1,848,000
Real estate – owner occupied	2,368,000	1,557,000		3,139,000
Real estate – non-owner occupied	9,984,000	5,492,000		6,578,000
Real estate – multi-family and residential rental	1,188,000	413,000		756,000
Total commercial	17,822,000	10,480,000		15,461,000
Retail:				
Home equity and other	580,000	483,000		579,000
1-4 family mortgages	1,636,000	789,000		730,000
Total retail	2,216,000	1,272,000		1,309,000
Total with no related allowance recorded	$ 20,038,000	$ 11,752,000		$ 16,770,000

(Continued)

NOTE 3 – LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

Impaired loans with an allowance recorded and total impaired loans were as follows as of December 31, 2012:

	Unpaid Contractual Principal Balance	Recorded Principal Balance	Related Allowance	Year-To-Date Average Recorded Principal Balance
With an allowance recorded:				
Commercial:				
Commercial and industrial	$ 3,221,000	$ 1,926,000	$ 924,000	$ 3,110,000
Vacant land, land development and residential construction	2,333,000	2,219,000	1,367,000	3,267,000
Real estate – owner occupied	4,307,000	3,626,000	1,388,000	4,913,000
Real estate – non-owner occupied	33,818,000	32,964,000	11,773,000	25,061,000
Real estate – multi-family and residential rental	4,471,000	3,923,000	1,408,000	7,429,000
Total commercial	48,150,000	44,658,000	16,860,000	43,780,000
Retail:				
Home equity and other	423,000	394,000	204,000	286,000
1-4 family mortgages	555,000	475,000	125,000	482,000
Total retail	978,000	869,000	329,000	768,000
Total with an allowance recorded	$ 49,128,000	$ 45,527,000	$ 17,189,000	$ 44,548,000
Total impaired loans:				
Commercial	$ 65,972,000	$ 55,138,000	$ 16,860,000	$ 59,241,000
Retail	3,194,000	2,141,000	329,000	2,077,000
Total impaired loans	$ 69,166,000	$ 57,279,000	$ 17,189,000	$ 61,318,000

Impaired loans for which no allocation of the allowance for loan losses has been made generally reflect situations whereby the loans have been charged-down to estimated collateral value. Interest income recognized on accruing troubled debt restructurings totaled $2.5 million, $2.0 million and $0.2 million during 2013, 2012 and 2011, respectively. Interest income recognized on nonaccrual loans totaled $1.9 million during 2013, reflecting the collection of interest at the time of principal pay-off. No such collections of interest income were recorded during 2012 or 2011. Lost interest income on nonaccrual loans totaled $0.4 million during 2013, $0.8 million during 2012, and $1.4 million during 2011.

(Continued)

NOTE 3 – LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

Credit Quality Indicators. We utilize a comprehensive grading system for our commercial loans. All commercial loans are graded on a ten grade rating system. The rating system utilizes standardized grade paradigms that analyze several critical factors such as cash flow, operating performance, financial condition, collateral, industry condition and management. All commercial loans are graded at inception and reviewed and, if appropriate, re-graded at various intervals thereafter. The risk assessment for retail loans is primarily based on the type of collateral and payment activity.

Loans by credit quality indicators were as follows as of December 31, 2013:

Commercial credit exposure – credit risk profiled by internal credit risk grades:

	Commercial and Industrial	Commercial Vacant Land, Land Development, and Residential Construction	Commercial Real Estate - Owner Occupied	Commercial Real Estate - Non-Owner Occupied	Commercial Real Estate - Multi-Family and Residential Rental
Internal credit risk grade groupings:					
Grades 1 – 4	$ 208,151,000	$ 6,973,000	$ 156,230,000	$ 219,325,000	$ 15,465,000
Grades 5 – 7	76,237,000	25,535,000	103,066,000	122,717,000	19,469,000
Grades 8 – 9	1,985,000	4,233,000	2,581,000	22,024,000	2,705,000
Total commercial	$ 286,373,000	$ 36,741,000	$ 261,877,000	$ 364,066,000	$ 37,639,000

Retail credit exposure – credit risk profiled by collateral type:

	Retail Home Equity and Other	Retail 1-4 Family Mortgages
Total retail	$ 35,080,000	$ 31,467,000

NOTE 3 – LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

Loans by credit quality indicators were as follows as of December 31, 2012:

Commercial credit exposure – credit risk profiled by internal credit risk grades:

	Commercial and Industrial	Commercial Vacant Land, Land Development, and Residential Construction	Commercial Real Estate - Owner Occupied	Commercial Real Estate - Non-Owner Occupied	Commercial Real Estate - Multi-Family and Residential Rental
Internal credit risk grade groupings:					
Grades 1 – 4	$ 180,314,000	$ 6,526,000	$ 150,467,000	$ 154,127,000	$ 24,015,000
Grades 5 – 7	101,832,000	37,697,000	102,988,000	128,041,000	22,082,000
Grades 8 – 9	3,176,000	3,876,000	5,822,000	42,718,000	4,825,000
Total commercial	$ 285,322,000	$ 48,099,000	$ 259,277,000	$ 324,886,000	$ 50,922,000

Retail credit exposure – credit risk profiled by collateral type:

	Retail Home Equity and Other	Retail 1-4 Family Mortgages
Total retail	$ 38,917,000	$ 33,766,000

(Continued)

NOTE 3 – LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

All commercial loans are graded using the following number system:

Grade 1. Excellent credit rating that contain very little, if any, risk of loss.

Grade 2. Strong sources of repayment and have low repayment risk.

Grade 3. Good sources of repayment and have limited repayment risk.

Grade 4. Adequate sources of repayment and acceptable repayment risk; however, characteristics are present that render the credit more vulnerable to a negative event.

Grade 5. Marginally acceptable sources of repayment and exhibit defined weaknesses and negative characteristics.

Grade 6. Well defined weaknesses which may include negative current cash flow, high leverage, or operating losses. Generally, if the credit does not stabilize or if further deterioration is observed in the near term, the loan will likely be downgraded and placed on the Watch List (i.e., list of lending relationships that receive increased scrutiny and review by the Board of Directors and senior management).

Grade 7. Defined weaknesses or negative trends that merit close monitoring through Watch List status.

Grade 8. Inadequately protected by current sound net worth, paying capacity of the obligor, or pledged collateral, resulting in a distinct possibility of loss requiring close monitoring through Watch List status.

Grade 9. Vital weaknesses exist where collection of principal is highly questionable.

Grade 10. Considered uncollectable and of such little value that their continuance as an asset is not warranted.

The primary risk elements with respect to commercial loans are the financial condition of the borrower, the sufficiency of collateral, and timeliness of scheduled payments. We have a policy of requesting and reviewing periodic financial statements from commercial loan customers and employ a disciplined and formalized review of the existence of collateral and its value. The primary risk element with respect to each residential real estate loan and consumer loan is the timeliness of scheduled payments. We have a reporting system that monitors past due loans and have adopted policies to pursue creditor's rights in order to preserve our collateral position.

NOTE 3 – LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

The allowance for loan losses and recorded investments in loans for the year-ended December 31, 2013 are as follows:

	Commercial Loans	Retail Loans	Unallocated	Total
Allowance for loan losses:				
Beginning balance	$ 26,043,000	$ 2,645,000	$ (11,000)	$ 28,677,000
Provision for loan losses	(6,730,000)	(489,000)	19,000	(7,200,000)
Charge-offs	(5,120,000)	(170,000)	0	(5,290,000)
Recoveries	6,262,000	372,000	0	6,634,000
Ending balance	$ 20,455,000	$ 2,358,000	$ 8,000	$ 22,821,000
Ending balance: individually evaluated for impairment	$ 11,260,000	$ 1,126,000	$ 0	$ 12,386,000
Ending balance: collectively evaluated for impairment	$ 9,195,000	$ 1,232,000	$ 8,000	$ 10,435,000
Total loans:				
Ending balance	$ 986,696,000	$ 66,547,000		$1,053,243,000
Ending balance: individually evaluated for impairment	$ 33,240,000	$ 3,628,000		$ 36,868,000
Ending balance: collectively evaluated for impairment	$ 953,456,000	$ 62,919,000		$1,016,375,000

(Continued)

NOTE 3 – LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

The allowance for loan losses and recorded investments in loans for the year-ended December 31, 2012 are as follows:

	Commercial Loans	Retail Loans	Unallocated	Total
Allowance for loan losses:				
Beginning balance	$ 33,431,000	$ 3,019,000	$ 82,000	$ 36,532,000
Provision for loan losses	(2,800,000)	(207,000)	(93,000)	(3,100,000)
Charge-offs	(12,075,000)	(569,000)	0	(12,644,000)
Recoveries	7,487,000	402,000	0	7,889,000
Ending balance	$ 26,043,000	$ 2,645,000	$ (11,000)	$ 28,677,000
Ending balance: individually evaluated for impairment	$ 16,860,000	$ 329,000	$ 0	$ 17,189,000
Ending balance: collectively evaluated for impairment	$ 9,183,000	$ 2,316,000	$ (11,000)	$ 11,488,000
Total loans:				
Ending balance	$ 968,506,000	$ 72,683,000		$1,041,189,000
Ending balance: individually evaluated for impairment	$ 55,138,000	$ 2,141,000		$ 57,279,000
Ending balance: collectively evaluated for impairment	$ 913,368,000	$ 70,542,000		$ 983,910,000

(Continued)

NOTE 3 – LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

The allowance for loan losses and recorded investments in loans for the year-ended December 31, 2011 are as follows:

	Commercial Loans	Retail Loans	Unallocated	Total
Allowance for loan losses:				
Beginning balance	$ 42,359,000	$ 2,972,000	$ 37,000	$ 45,368,000
Provision for loan losses	4,125,000	2,730,000	45,000	6,900,000
Charge-offs	(16,978,000)	(2,919,000)	0	(19,897,000)
Recoveries	3,925,000	236,000	0	4,161,000
Ending balance	$ 33,431,000	$ 3,019,000	$ 82,000	$ 36,532,000
Ending balance: individually evaluated for impairment	$ 18,645,000	$ 351,000	$ 0	$ 18,996,000
Ending balance: collectively evaluated for impairment	$ 14,786,000	$ 2,668,000	$ 82,000	$ 17,536,000
Total loans:				
Ending balance	$ 996,905,000	$ 75,517,000		$1,072,422,000
Ending balance: individually evaluated for impairment	$ 68,893,000	$ 2,085,000		$ 70,978,000
Ending balance: collectively evaluated for impairment	$ 928,012,000	$ 73,432,000		$1,001,444,000

(Continued)

NOTE 3 – LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

Loans modified as troubled debt restructurings during 2013 were as follows:

	Number of Contracts	Pre-Modification Recorded Principal Balance	Post-Modification Recorded Principal Balance
Commercial:			
Commercial and industrial	3	$ 741,000	$ 741,000
Vacant land, land development and residential construction	2	3,610,000	3,610,000
Real estate – owner occupied	2	715,000	715,000
Real estate – non-owner occupied	1	45,000	45,000
Real estate – multi-family and residential rental	1	241,000	241,000
Total commercial	9	5,352,000	5,352,000
Retail:			
Home equity and other	0	0	0
1-4 family mortgages	1	1,879,000	1,879,000
Total retail	1	1,879,000	1,879,000
Total	10	$ 7,231,000	$ 7,231,000

The following loans, modified as troubled debt restructurings within the previous twelve months, became over 30 days past due during the twelve months ended December 31, 2013 (amounts as of period end):

	Number of Contracts	Recorded Principal Balance
Commercial:		
Commercial and industrial	0	$ 0
Vacant land, land development and residential construction	0	0
Real estate – owner occupied	1	65,000
Real estate – non-owner occupied	0	0
Real estate – multi-family and residential rental	0	0
Total commercial	1	65,000
Retail:		
Home equity and other	0	0
1-4 family mortgages	0	0
Total retail	0	0
Total	1	$ 65,000

NOTE 3 – LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

Loans modified as troubled debt restructurings during 2012 were as follows:

	Number of Contracts	Pre-Modification Recorded Principal Balance	Post-Modification Recorded Principal Balance
Commercial:			
Commercial and industrial	8	$ 1,357,000	$ 1,353,000
Vacant land, land development and residential construction	0	0	0
Real estate – owner occupied	6	1,745,000	1,744,000
Real estate – non-owner occupied	15	28,987,000	28,987,000
Real estate – multi-family and residential rental	0	0	0
Total commercial	29	32,089,000	32,084,000
Retail:			
Home equity and other	0	0	0
1-4 family mortgages	0	0	0
Total retail	0	0	0
Total	29	$ 32,089,000	$ 32,084,000

The following loans, modified as troubled debt restructurings within the previous twelve months, became over 30 days past due during the twelve months ended December 31, 2012 (amounts as of period end):

	Number of Contracts	Recorded Principal Balance
Commercial:		
Commercial and industrial	0	$ 0
Vacant land, land development and residential construction	0	0
Real estate – owner occupied	0	0
Real estate – non-owner occupied	0	0
Real estate – multi-family and residential rental	0	0
Total commercial	0	0
Retail:		
Home equity and other	0	0
1-4 family mortgages	0	0
Total retail	0	0
Total	0	$ 0

(Continued)

NOTE 3 – LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

Activity for loans categorized as troubled debt restructurings during 2013 is as follows:

	Commercial and Industrial	Commercial Vacant Land, Land Development, and Residential Construction	Commercial Real Estate - Owner Occupied	Commercial Real Estate - Non-Owner Occupied	Commercial Real Estate - Multi-Family and Residential Rental
Commercial Loan Portfolio:					
Beginning Balance	$ 2,720,000	$ 3,071,000	$ 4,116,000	$ 37,671,000	$ 3,027,000
Charge-Offs	(35,000)	(725,000)	(70,000)	(2,537,000)	(15,000)
Payments	(2,781,000)	(1,596,000)	(2,151,000)	(13,795,000)	(735,000)
Transfers to ORE	(74,000)	0	(363,000)	(1,153,000)	0
Net Additions/Deletions	1,826,000	3,751,000	284,000	2,125,000	343,000
Ending Balance	$ 1,656,000	$ 4,501,000	$ 1,816,000	$ 22,311,000	$ 2,620,000

	Retail Home Equity and Other	Retail 1-4 Family Mortgages
Retail Loan Portfolio:		
Beginning Balance	$ 0	$ 155,000
Charge-Offs	0	0
Payments	0	(46,000)
Transfers to ORE	0	0
Net Additions/Deletions	0	1,878,000
Ending Balance	$ 0	$ 1,987,000

(Continued)

NOTE 3 – LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

Activity for loans categorized as troubled debt restructurings during 2012 is as follows:

	Commercial and Industrial	Commercial Vacant Land, Land Development, and Residential Construction	Commercial Real Estate - Owner Occupied	Commercial Real Estate - Non-Owner Occupied	Commercial Real Estate - Multi-Family and Residential Rental
Commercial Loan Portfolio:					
Beginning Balance	$ 4,553,000	$ 5,100,000	$ 6,183,000	$ 12,036,000	$ 12,626,000
Charge-Offs	(540,000)	(63,000)	(426,000)	(720,000)	(2,180,000)
Payments	(2,584,000)	(2,013,000)	(3,443,000)	(2,482,000)	(7,422,000)
Transfers to ORE	(96,000)	0	(65,000)	(1,045,000)	(186,000)
Net Additions/Deletions	1,387,000	47,000	1,867,000	29,882,000	189,000
Ending Balance	$ 2,720,000	$ 3,071,000	$ 4,116,000	$ 37,671,000	$ 3,027,000

	Retail Home Equity and Other	Retail 1-4 Family Mortgages
Retail Loan Portfolio:		
Beginning Balance	$ 0	$ 164,000
Charge-Offs	0	0
Payments	0	(9,000)
Transfers to ORE	0	0
Net Additions/Deletions	0	0
Ending Balance	$ 0	$ 155,000

(Continued)

NOTE 3 – LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

Activity for loans categorized as troubled debt restructurings during 2011 is as follows:

	Commercial and Industrial	Commercial Vacant Land, Land Development, and Residential Construction	Commercial Real Estate - Owner Occupied	Commercial Real Estate - Non-Owner Occupied	Commercial Real Estate - Multi-Family and Residential Rental
Commercial Loan Portfolio:					
Beginning Balance	$ 850,000	$ 10,696,000	$ 2,589,000	$ 9,330,000	$ 7,848,000
Charge-Offs	(850,000)	(2,429,000)	0	(1,195,000)	(21,000)
Payments	0	(3,137,000)	(2,477,000)	(3,614,000)	(92,000)
Transfers to ORE	0	(5,130,000)	0	0	0
Net Additions/Deletions	4,553,000	5,100,000	6,071,000	7,515,000	4,891,000
Ending Balance	$ 4,553,000	$ 5,100,000	$ 6,183,000	$ 12,036,000	$ 12,626,000

	Retail Home Equity and Other	Retail 1-4 Family Mortgages
Retail Loan Portfolio:		
Beginning Balance	$ 0	$ 0
Charge-Offs	0	0
Payments	0	0
Transfers to ORE	0	0
Net Additions/Deletions	0	164,000
Ending Balance	$ 0	$ 164,000

(Continued)

NOTE 3 – LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

The allowance related to loans categorized as troubled debt restructurings was as follows:

	December 31, 2013	December 31, 2012
Commercial:		
Commercial and industrial	$ 187,000	$ 772,000
Vacant land, land development, and residential construction	798,000	713,000
Real estate – owner occupied	528,000	1,116,000
Real estate – non-owner occupied	7,828,000	9,751,000
Real estate – multi-family and residential rental	1,010,000	745,000
Total commercial	10,351,000	13,097,000
Retail:		
Home equity and other	0	0
1-4 family mortgages	0	0
Total retail	0	0
Total related allowance	$ 10,351,000	$ 13,097,000

In general, our policy dictates that a renewal or modification of an 8- or 9-rated commercial loan meets the criteria of a troubled debt restructuring, although we review and consider all renewed and modified loans as part of our troubled debt restructuring assessment procedures. Loan relationships rated 8 contain significant financial weaknesses, resulting in a distinct possibility of loss, while relationships rated 9 reflect vital financial weaknesses, resulting in a highly questionable ability on our part to collect principal; we believe borrowers warranting such ratings would have difficulty obtaining financing from other market participants. Thus, due to the lack of comparable market rates for loans with similar risk characteristics, we believe 8- or 9-rated loans renewed or modified were done so at below market rates. Loans that are identified as troubled debt restructurings are considered impaired and are individually evaluated for impairment when assessing these credits in our allowance for loan losses calculation.

NOTE 4 - PREMISES AND EQUIPMENT, NET

Year-end premises and equipment were as follows:

	2013	2012
Land and improvements	$ 8,556,000	$ 8,556,000
Buildings	24,733,000	24,564,000
Furniture and equipment	12,718,000	12,861,000
	46,007,000	45,981,000
Less: accumulated depreciation	21,109,000	20,062,000
Total premises and equipment	$ 24,898,000	$ 25,919,000

Depreciation expense totaled $1.3 million in 2013, $1.5 million in 2012, and $1.6 million in 2011.

NOTE 5 – DEPOSITS

Deposits at year-end are summarized as follows:

	December 31, 2013 Balance	%	December 31, 2012 Balance	%	Percent Increase (Decrease)
Noninterest-bearing demand	$ 224,580,000	20.1%	$ 190,241,000	16.8%	18.1%
Interest-bearing checking	197,388,000	17.6	188,057,000	16.5	5.0
Money market	133,369,000	11.9	144,479,000	12.7	(7.7)
Savings	52,606,000	4.7	56,454,000	5.0	(6.8)
Time, under $100,000	43,251,000	3.9	51,730,000	4.6	(16.4)
Time, $100,000 and over	254,600,000	22.8	234,430,000	20.6	8.6
	905,794,000	81.0	865,391,000	76.2	4.7
Out-of-area interest-bearing checking	0	NA	21,967,000	1.9	NM
Out-of-area time, under $100,000	4,078,000	0.4	7,706,000	0.7	(47.1)
Out-of-area time, $100,000 and over	209,039,000	18.6	240,140,000	21.2	(13.0)
	213,117,000	19.0	269,813,000	23.8	(21.0)
Total deposits	$ 1,118,911,000	100.0%	$1,135,204,000	100.0%	(1.4%)

Out-of-area certificates of deposit consist of certificates obtained from depositors outside of our primary market areas almost exclusively through deposit brokers.

The following table depicts the maturity distribution for certificates of deposit at year-end:

	2013	2012
In one year or less	$ 213,454,000	$ 246,630,000
In one to two years	80,138,000	61,004,000
In two to three years	73,271,000	67,635,000
In three to four years	95,979,000	63,894,000
In four to five years	48,126,000	94,843,000
Total certificates of deposit	$ 510,968,000	$ 534,006,000

The following table depicts the maturity distribution for certificates of deposit with balances of $100,000 or more at year-end:

	2013	2012
Up to three months	$ 57,469,000	$ 100,460,000
Three months to six months	41,237,000	51,762,000
Six months to twelve months	93,920,000	64,633,000
Over twelve months	271,013,000	257,715,000
Total certificates of deposit	$ 463,639,000	$ 474,570,000

(Continued)

NOTE 6 – SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Information regarding securities sold under agreements to repurchase at year-end is summarized below:

	2013	2012
Outstanding balance at year-end	$ 69,305,000	$ 64,765,000
Weighted average interest rate at year-end	0.12%	0.13%
Average daily balance during the year	$ 65,939,000	$ 61,930,000
Weighted average interest rate during the year	0.12%	0.25%
Maximum daily balance during the year	$ 78,960,000	$ 81,980,000

Securities sold under agreements to repurchase ("repurchase agreements") generally have original maturities of less than one year. Repurchase agreements are treated as financings, and the obligations to repurchase securities sold are reflected as liabilities. Securities involved with the repurchase agreements are recorded as assets of our Bank and are held in safekeeping by a correspondent bank. Repurchase agreements are offered principally to certain large deposit customers. Repurchase agreements are secured by securities with an aggregate fair value equal to the aggregate outstanding balance.

NOTE 7 - FEDERAL HOME LOAN BANK ADVANCES

Federal Home Loan Bank ("FHLB") advances totaled $45.0 million at December 31, 2013, and mature at varying dates from March 2017 through September 2017, with fixed rates of interest from 1.22% to 1.51% and averaging 1.34%. FHLB advances totaled $35.0 million at December 31, 2012, and mature at varying dates ranging from March 2017 through September 2017, with fixed rates of interest from 1.22% to 1.51% and averaging 1.35%.

Each advance is payable at its maturity date, and is subject to a prepayment fee if paid prior to the maturity date. The advances are collateralized by residential mortgage loans, first mortgage liens on multi-family residential property loans, first mortgage liens on commercial real estate property loans, and substantially all other assets of our Bank, under a blanket lien arrangement. Our borrowing line of credit as of December 31, 2013 totaled $171.9 million, with availability of $116.1 million.

Maturities over the next five years are:

2014	$ 0
2015	0
2016	0
2017	45,000,000
2018	0

NOTE 8 - FEDERAL INCOME TAXES

The consolidated income tax expense (benefit) is as follows:

	2013	2012	2011
Current expense (benefit)	$ 0	$ 0	$ 0
Deferred expense (benefit)	8,092,000	5,636,000	0
Valuation allowance – change in estimate	0	0	(27,361,000)
Tax expense (benefit)	$ 8,092,000	$ 5,636,000	$ (27,361,000)

2011 reflects the reversal of the valuation allowance, which was established in 2009, related to a change in estimate about our ability to realize our net deferred tax assets in future years based on a change in circumstances.

A reconciliation of the differences between the federal income tax expense (benefit) recorded and the amount computed by applying the federal statutory rate to income before income taxes is as follows:

	2013	2012	2011
Tax at statutory rate (35%)	$ 8,794,000	$ 6,360,000	$ 3,543,000
Increase (decrease) from			
Tax-exempt interest	(347,000)	(486,000)	(595,000)
Bank owned life insurance	(465,000)	(535,000)	(622,000)
Change in valuation allowance	0	0	(29,640,000)
Other	110,000	297,000	(47,000)
Tax expense (benefit)	$ 8,092,000	$ 5,636,000	$ (27,361,000)

Significant components of deferred tax assets and liabilities as of December 31, 2013 and 2012 are as follows:

	2013	2012
Deferred income tax assets		
Allowance for loan losses	$ 7,987,000	$ 10,037,000
Net operating loss carryforward	4,050,000	8,235,000
Unrealized loss on securities	2,908,000	0
Tax credit carryforwards	1,397,000	1,198,000
Nonaccrual loan interest income	605,000	892,000
Deferred compensation	567,000	506,000
Deferred loan fees	273,000	229,000
Fair value write-downs on foreclosed properties	241,000	2,124,000
Fair value of interest rate swap	92,000	390,000
Contributions carryforwards	0	256,000
Other	343,000	369,000
	18,463,000	24,236,000
Deferred income tax liabilities		
Depreciation	419,000	491,000
Prepaid expenses	192,000	339,000
Unrealized gain on securities	0	1,278,000
Other	98,000	113,000
	709,000	2,221,000
Total net deferred tax asset	$ 17,754,000	$ 22,015,000

(Continued)

NOTE 8 - FEDERAL INCOME TAXES (Continued)

At December 31, 2013, we had carryforwards of the following tax attributes: gross federal net operating loss of $11.9 million that expires in years 2030 through 2031; general business tax credits of $0.5 million that expire in the years 2028 through 2033; and $0.9 million of federal alternative minimum tax credits with an indefinite life. $0.3 million of the gross federal net operating loss relates to unrealized excess benefits on stock-based compensation for which a tax benefit will be recorded to shareholders' equity when utilized.

Accounting guidance requires us to assess whether a valuation allowance should be carried against our deferred tax assets based on the consideration of all available evidence using a "more likely than not" standard. In making such judgments, we consider both positive and negative evidence and analyze changes in near-term market conditions as well as other factors which may impact future operating results. Significant weight is given to evidence that can be objectively verified. During 2011, we returned to pre-tax profitability for four consecutive quarters. Additionally, we experienced lower provision expense, continued declines in nonperforming assets and problem asset administration costs, a higher net interest margin, further strengthening of our regulatory capital ratios, and additional reductions in wholesale funding. Our analysis of the positive and negative evidence led us to conclude that, as of December 31, 2011, it was more likely than not that we had returned to sustainable profitability in amounts sufficient to allow for realization of our deferred tax assets in future years.

Consequently, in 2011 we reversed the valuation allowance that we had previously determined necessary to carry against our entire net deferred tax asset as of December 31, 2010 and 2009. $27.4 million of our December 31, 2010 valuation allowance was reversed due to this change in judgment and the remaining $2.2 million was reduced due to the tax effects of our 2011 pre-tax income.

At December 31, 2013, the positive evidence, including that cited above, continues to outweigh any negative evidence and, therefore, we continue to believe it is more likely than not that we will be able to realize all of our deferred tax assets in future years.

We had no unrecognized tax benefits at any time during 2013 or 2012 and do not anticipate any significant increase in unrecognized tax benefits during 2014. Should the accrual of any interest or penalties relative to unrecognized tax benefits be necessary, it is our policy to record such accruals in our income tax accounts; no such accruals existed at any time during 2013 or 2012. Our U.S. federal income tax returns are no longer subject to examination for all years before 2010.

NOTE 9 – STOCK-BASED COMPENSATION

Stock-based compensation plans are used to provide directors and employees with an increased incentive to contribute to our long-term performance and growth, to align the interests of directors and employees with the interests of our shareholders through the opportunity for increased stock ownership and to attract and retain directors and employees. From 2000 through 2005, stock option grants were provided to directors and certain employees through several stock option plans, including the 2000 Employee Stock Option Plan, 2004 Employee Stock Option Plan and Independent Director Stock Option Plan. During 2006, 2007 and 2008, stock option and restricted stock grants were provided to certain employees through the Stock Incentive Plan of 2006. No stock option or restricted stock grants were made during 2009, 2010 or 2011. During 2012, restricted stock grants were provided to directors and certain employees through the Stock Incentive Plan of 2006. No stock option or restricted stock grants were made during 2013 due to the pending merger with Firstbank Corporation (see Note 23).

NOTE 9 – STOCK-BASED COMPENSATION (Continued)

Under our 2000 Employee Stock Option Plan and 2004 Employee Stock Option Plan, stock options granted to employees were granted at the market price on the date of grant, generally fully vested after one year and expired ten years from the date of grant. Stock options granted to non-executive officers during 2005 vested about three weeks after being granted. Under our Independent Director Stock Option Plan, stock options granted to non-employee directors are at 125% of the market price on the date of grant, fully vested after five years and expire ten years from the date of grant.

The Stock Incentive Plan of 2006 replaced all of our outstanding stock option plans for stock options not previously granted. Under the Stock Incentive Plan of 2006, incentive awards may include, but are not limited to, stock options, restricted stock, stock appreciation rights and stock awards. Incentive awards that are stock options or stock appreciation rights are granted with an exercise price not less than the closing price of our common stock on the date of grant, or for stock options granted in 2006 or 2007, the day before the date of grant, if the closing price was higher on the day before the date of grant. Price, vesting and expiration date parameters are determined by Mercantile's Compensation Committee on a grant-by-grant basis. Generally, the stock options granted to employees during 2006, 2007 and 2008 fully vested after two years and expire after seven years. The restricted stock awards granted to certain employees during 2006, 2007 and 2008 fully vested after four years, while the restricted stock awards granted to directors and certain employees during 2012 fully vest after two years. No payments were required from employees for the restricted stock awards. At year-end 2013, there were approximately 384,000 shares authorized for future incentive awards.

There was no unrecognized compensation cost related to unvested stock options granted under our various stock-based compensation plans, and $0.4 million of total unrecognized compensation cost related to unvested restricted stock granted under our Stock Incentive Plan of 2006 as of December 31, 2013, which is expected to be fully recognized during 2014.

A summary of restricted stock activity is as follows:

	2013		2012		2011	
	Shares	Weighted Average Fair Value	Shares	Weighted Average Fair Value	Shares	Weighted Average Fair Value
Nonvested at beginning of year	66,100	$ 14.30	38,650	$ 6.20	73,955	$ 11.02
Granted	0	NA	66,100	14.30	0	NA
Vested	0	NA	(38,266)	6.20	(28,533)	17.57
Forfeited	(2,300)	14.30	(384)	6.20	(6,772)	10.99
Nonvested at end of year	63,800	$ 14.30	66,100	$ 14.30	38,650	$ 6.20

NOTE 9 – STOCK-BASED COMPENSATION (Continued)

A summary of stock option activity is as follows:

	2013		2012		2011	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	152,896	$ 26.15	214,903	$ 22.40	262,042	$ 21.18
Granted	0	NA	0	NA	0	NA
Exercised	(51,055)	13.72	(50,930)	10.83	(8,800)	6.21
Forfeited or expired	(40,965)	31.30	(11,077)	23.77	(38,339)	17.80
Outstanding at end of year	60,876	$ 33.11	152,896	$ 26.15	214,903	$ 22.40
Options exercisable at year-end	60,876	$ 33.11	152,896	$ 26.15	212,643	$ 22.57

The fair value of each stock option award is estimated on the date of grant using a closed option valuation (Black-Scholes) model that uses the assumptions noted in the table below. Expected volatilities are based on historical volatilities on our common stock. Historical data is used to estimate stock option expense and post-vesting termination behavior. The expected term of stock options granted is based on historical data and represents the period of time that stock options granted are expected to be outstanding, which takes into account that the stock options are not transferable. The risk-free interest rate for the expected term of the stock option is based on the U.S. Treasury yield curve in effect at the time of the stock option grant. No stock option grants were made during 2011, 2012 or 2013.

Options outstanding at year-end 2013 were as follows:

	Outstanding			Exercisable	
Range of Exercise Prices	Number	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$ 6.21 - $ 8.00	2,700	1.9 Years	$ 6.21	2,700	$ 6.21
$16.01 - $20.00	2,845	0.9 Years	17.74	2,845	17.74
$32.01 - $36.00	51,863	1.4 Years	34.87	51,863	34.87
$40.01 - $44.00	3,468	0.8 Years	40.28	3,468	40.28
Outstanding at year end	60,876	1.4 Years	$ 33.11	60,876	$ 33.11

(Continued)

NOTE 9 – STOCK-BASED COMPENSATION (Continued)

Information related to options outstanding at year-end 2013, 2012 and 2011 is as follows:

	2013	2012	2011
Minimum exercise price	$ 6.21	$ 6.21	$ 6.21
Maximum exercise price	40.28	40.28	40.28
Average remaining option term	1.4 Years	1.9 Years	2.8 Years

Information related to stock option grants and exercises during 2013, 2012 and 2011 follows:

	2013	2012	2011
Aggregate intrinsic value of stock options exercised	$ 408,000	$307,000	$ 26,000
Cash received from stock option exercises	289,000	227,000	55,000
Tax benefit realized from stock option exercises	0	0	0
Weighted average per share fair value of stock options granted	NA	NA	NA

The aggregate intrinsic value of all stock options outstanding and exercisable at December 31, 2013 was less than $0.1 million.

Shares issued as a result of the exercise of stock option grants have been authorized and previously unissued shares.

NOTE 10 – RELATED PARTIES

Certain directors and executive officers of the Bank, including their immediate families and companies in which they are principal owners, were loan customers of the Bank. At year-end 2013 and 2012, the Bank had $7.8 million and $2.9 million in loan commitments to directors and executive officers, of which $6.9 million and $1.4 million were outstanding at year-end 2013 and 2012, respectively, as reflected in the following table. The line item entitled "Adjustments" primarily relates to Board member retirements during 2013 and 2012.

	2013	2012
Beginning balance	$ 1,418,000	$ 1,242,000
New loans	6,309,000	324,000
Repayments	(252,000)	(110,000)
Adjustments	(591,000)	(38,000)
Ending balance	$ 6,884,000	$ 1,418,000

Related party deposits and repurchase agreements totaled $3.9 million and $3.3 million at year-end 2013 and 2012, respectively.

(Continued)

NOTE 11 – COMMITMENTS AND OFF-BALANCE-SHEET RISK

We are a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of our customers. These financial instruments include commitments to extend credit and standby letters of credit. Loan commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Standby letters of credit are conditional commitments issued by our Bank to guarantee the performance of a customer to a third party. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized, if any, in the balance sheet. Our maximum exposure to loan loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. We use the same credit policies in making commitments and conditional obligations as we do for on-balance sheet instruments. Collateral, such as accounts receivable, securities, inventory, and property and equipment, is generally obtained based on management's credit assessment of the borrower. If required, estimated loss exposure resulting from these instruments is expensed and recorded as a liability. There was no liability balance for these instruments as of December 31, 2013.

At year-end 2013 and 2012, the rates on existing off-balance sheet instruments were substantially equivalent to current market rates, considering the underlying credit standing of the counterparties.

Our maximum exposure to credit losses for loan commitments and standby letters of credit outstanding at year-end was as follows:

	2013	2012
Commercial unused lines of credit	$ 257,937,000	$ 222,237,000
Unused lines of credit secured by 1 – 4 family residential properties	23,429,000	24,250,000
Credit card unused lines of credit	9,013,000	8,512,000
Other consumer unused lines of credit	5,695,000	4,613,000
Commitments to make loans	58,799,000	64,565,000
Standby letters of credit	19,670,000	10,591,000
Total commitments	$ 374,543,000	$ 334,768,000

Commitments to make loans generally reflect our binding obligations to existing and prospective customers to extend credit, including line of credit facilities secured by accounts receivable and inventory, and term debt secured by either real estate or equipment. In most instances, line of credit facilities are for a one-year term and are at a floating rate tied to the Mercantile Bank Prime Rate, the Wall Street Journal Prime Rate or the 30-Day Libor rate. For term debt secured by real estate, customers are generally offered a floating rate tied to the Mercantile Bank Prime Rate or Wall Street Journal Prime Rate, and a fixed rate currently ranging from 4.00% to 7.00%. These credit facilities generally balloon within five years, with payments based on amortizations ranging from 10 to 20 years. For term debt secured by non-real estate collateral, customers are generally offered a floating rate tied to the Mercantile Bank Prime Rate or Wall Street Journal Prime Rate, and a fixed rate currently ranging from 4.00% to 7.50%. These credit facilities generally mature and fully amortize within five years.

(Continued)

NOTE 11 – COMMITMENTS AND OFF-BALANCE-SHEET RISK (Continued)

Certain of our commercial loan customers have entered into interest rate swap agreements directly with our correspondent banks. To assist our commercial loan customers in these transactions, and to encourage our correspondent banks to enter into the interest rate swap transactions with minimal credit underwriting analyses on their part, we have entered into risk participation agreements with the correspondent banks whereby we agree to make payments to the correspondent banks owed by our commercial loan customers under the interest rate swap agreement in the event that our commercial loan customers do not make the payments. We are not a party to the interest rate swap agreements under these arrangements. As of December 31, 2013, the total notional amount of the underlying interest rate swap agreements was $17.9 million, with a net fair value from our commercial loan customers' perspective of negative $2.3 million. These risk participation agreements are considered financial guarantees in accordance with applicable accounting guidance and are therefore recorded as liabilities at fair value, generally equal to the fees collected at the time of their execution. These liabilities are accreted into income during the terms of the interest rate swap agreements, generally ranging from an original term of four to fifteen years, and totaled $0.1 million at December 31, 2013 and December 31, 2012.

The following instruments are considered financial guarantees under current accounting guidance. These instruments are carried at fair value.

	2013		2012	
	Contract Amount	Carrying Value	Contract Amount	Carrying Value
Standby letters of credit	$ 19,670,000	$ 148,000	$ 10,591,000	$ 218,000

We were required to have $1.5 million and $1.2 million of cash on hand or on deposit with the Federal Reserve Bank of Chicago to meet regulatory reserve and clearing requirements at year-end 2013 and 2012, respectively.

NOTE 12 – BENEFIT PLANS

We have a 401(k) benefit plan that covers substantially all of our employees. The percent of our matching contributions to the 401(k) benefit plan is determined annually by the Board of Directors. Effective May 1, 2011 we reinstated our matching contribution to the 401(k) benefit plan at 2% after having suspended matching contributions effective April 1, 2009. We raised the matching contribution to 3% as of January 1, 2012, and then up to 4% as of October 1, 2012. Effective January 1, 2014, the matching contribution was increased to 4.25%. Matching contributions, if made, are immediately vested. Our 2013, 2012 and 2011 matching 401(k) contributions charged to expense were $0.5 million, $0.4 million and $0.2 million, respectively.

We have a deferred compensation plan in which all persons serving on the Board of Directors may defer all or portions of their annual retainer and meeting fees, with distributions to be paid upon termination of service as a director or specific dates selected by the director. We also have a non-qualified deferred compensation program in which selected officers may defer all or portions of salary and bonus payments. The deferred amounts are categorized as other liabilities in the Consolidated Balance Sheet, and are paid interest at a rate equal to the Wall Street Journal Prime Rate. Interest expense is insignificant for all periods presented.

(Continued)

NOTE 12 – BENEFIT PLANS (Continued)

The Mercantile Bank Corporation Employee Stock Purchase Plan of 2002 ("Stock Purchase Plan") is a non-compensatory plan intended to encourage full- and part-time employees of Mercantile and its subsidiaries to promote our best interests and to align employees' interests with the interests of our shareholders by permitting employees to purchase shares of our common stock through regular payroll deductions. Shares are purchased on the last business day of each calendar quarter at a price equal to the consolidated closing bid price of our common stock reported on The Nasdaq Stock Market. A total of 55,000 shares of common stock may be issued under the Stock Purchase Plan; however, the number of shares has been adjusted, and may continue to be adjusted in the future, to reflect stock dividends and other changes in our capitalization. The number of shares issued under the Stock Purchase Plan totaled 1,098 and 2,400 in 2013 and 2012, respectively. As of December 31, 2013, there were 3,942 shares available under the Stock Purchase Plan. As provided for in the merger agreement with Firstbank Corporation, the Stock Purchase Plan was suspended effective August 14, 2013, and is expected to be reinstated after the merger is consummated (see Note 23).

NOTE 13 – HEDGING ACTIVITIES

Our interest rate risk policy includes guidelines for measuring and monitoring interest rate risk. Within these guidelines, parameters have been established for maximum fluctuations in net interest income. Possible fluctuations are measured and monitored using net interest income simulation. Our policy provides for the use of certain derivative instruments and hedging activities to aid in managing interest rate risk to within policy parameters.

In February 2012, we entered into an interest rate swap agreement with a correspondent bank to hedge the floating rate on our trust preferred securities. Our $32.0 million of trust preferred securities have a rate equal to the 90-Day Libor Rate plus a fixed spread of 218 basis points, and are subject to repricing quarterly. The interest rate swap agreement provides for us to pay our correspondent bank a fixed rate, while our correspondent bank will pay us the 90-Day Libor Rate on a $32.0 million notional amount. The quarterly re-set dates for the floating rate on the interest rate swap agreement are the same as the re-set dates for the floating rate on the trust preferred securities. While the trade date of the interest rate swap agreement was in February 2012, the effective date was not until January 2013, with a maturity date in January 2018. The interest rate swap agreement qualifies for hedge accounting; therefore, fluctuations in the fair value of the interest rate swap agreement, net of tax effect, are recorded in other comprehensive income. As of December 31, 2013 and 2012, the fair value of the interest rate swap agreement was recorded as a liability in the amount of $0.3 million and $1.1 million, respectively.

In June 2011, we simultaneously purchased and sold an interest rate cap with a correspondent bank, a structure commonly referred to as a "cap corridor." The cap corridor, which does not qualify for hedge accounting, consisted of us purchasing a $100 million interest rate cap with a strike rate in close proximity to the then-current 30-Day Libor rate and selling a $100 million interest rate cap with a strike rate that is 125 basis points higher than the purchased interest rate cap strike rate. On the settlement date, the present value of the purchased interest rate cap was recorded as an asset, while the present value of the sold interest rate cap was recorded as a liability. At each month end, the recorded balances of the purchased and sold interest rate caps are adjusted to reflect the current present values, with the offsetting entry being recorded to interest income on commercial loans. We recorded a nominal decrease during 2013 to interest income on commercial loans to reflect the net change in present values.

Payments made or received under the purchased and sold interest rate cap contracts, if any, are also recorded to interest income on commercial loans. No such payments were made or received during 2013. The cap corridor matured in June 2013.

(Continued)

NOTE 14 – FAIR VALUES OF FINANCIAL INSTRUMENTS

Carrying amount, estimated fair value and level within the fair value hierarchy of financial instruments were as follows at year-end (dollars in thousands):

	Level in Fair Value Hierarchy	2013 Carrying Amount	2013 Fair Value	2012 Carrying Amount	2012 Fair Value
Financial assets					
Cash	Level 1	$ 1,464	$ 1,464	$ 1,576	$ 1,576
Cash equivalents	Level 2	145,501	145,501	134,427	134,427
Securities available for sale	(1)	131,178	131,178	138,314	138,314
Federal Home Loan Bank stock	(2)	11,961	11,961	11,961	11,961
Loans, net	Level 3	1,030,422	1,027,300	1,012,512	1,004,541
Bank owned life insurance	Level 2	51,377	51,377	50,048	50,048
Accrued interest receivable	Level 2	3,649	3,649	3,874	3,874
Financial liabilities					
Deposits	Level 2	1,118,911	1,120,576	1,135,204	1,135,614
Securities sold under agreements to repurchase	Level 2	69,305	69,305	64,765	64,765
Federal Home Loan Bank advances	Level 2	45,000	45,139	35,000	35,000
Subordinated debentures	Level 2	32,990	32,974	32,990	32,943
Accrued interest payable	Level 2	2,041	2,041	2,314	2,314
Interest rate swap	(1)	264	264	1,113	1,113

(1) See Note 15 for a description of the fair value hierarchy as well as a disclosure of levels for classes of financial assets and liabilities.

(2) It is not practical to determine the fair value of FHLB stock due to transferability restrictions.

Carrying amount is the estimated fair value for cash and cash equivalents, Federal Home Loan Bank stock, accrued interest receivable and payable, bank owned life insurance, demand deposits, securities sold under agreements to repurchase, and variable rate loans and deposits that reprice frequently and fully. Security fair values are based on market prices or dealer quotes, and if no such information is available, on the rate and term of the security and information about the issuer. For fixed rate loans and deposits and for variable rate loans and deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair value of subordinated debentures and Federal Home Loan Bank advances is based on current rates for similar financing. Fair value of the interest rate swap is determined primarily utilizing market-consensus forecasted yield curves. Fair value of off-balance sheet items is estimated to be nominal.

(Continued)

NOTE 15 – FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability, or in the absence of a principal market, the most advantageous market for the asset or liability. The price of the principal (or most advantageous) market used to measure the fair value of the asset or liability is not adjusted for transaction costs. An orderly transaction is a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets and liabilities; it is not a forced transaction. Market participants are buyers and sellers in the principal market that are (i) independent, (ii) knowledgeable, (iii) able to transact and (iv) willing to transact.

We are required to use valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets and liabilities. The income approach uses valuation techniques to convert future amounts, such as cash flows or earnings, to a single present amount on a discounted basis. The cost approach is based on the amount that currently would be required to replace the service capacity of an asset (replacement cost). Valuation techniques should be consistently applied. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect our own estimates about the assumptions market participants would use in pricing the asset or liability based on the best information available in the circumstances. In that regard, we utilize a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that we have the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be derived from or corroborated by observable market data by correlation or other means.

Level 3: Significant unobservable inputs that reflect our own estimates about the assumptions that market participants would use in pricing an asset or liability.

The following is a description of our valuation methodologies used to measure and disclose the fair values of our financial assets and liabilities on a recurring or nonrecurring basis:

Securities available for sale. Securities available for sale are recorded at fair value on a recurring basis. Fair value measurement is based on quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models. Level 2 securities include U.S. Government agency debt obligations, mortgage-backed securities issued or guaranteed by U.S. Government agencies, municipal general obligation and revenue bonds, Michigan Strategic Fund bonds and mutual funds. We have no Level 1 or Level 3 securities available for sale.

(Continued)

NOTE 15 – FAIR VALUE MEASUREMENTS (Continued)

Mortgage loans held for sale. Mortgage loans held for sale are carried at the lower of aggregate cost or fair value and are measured on a nonrecurring basis. Fair value is based on independent quoted market prices, where applicable, or the prices for other mortgage whole loans with similar characteristics. As of December 31, 2013 and 2012, we determined that the fair value of our mortgage loans held for sale approximated the recorded cost of $1.1 million and $3.5 million, respectively.

Loans. We do not record loans at fair value on a recurring basis. However, from time to time, we record nonrecurring fair value adjustments to collateral dependent loans to reflect partial write-downs or specific reserves that are based on the observable market price or current estimated value of the collateral. These loans are reported in the nonrecurring table below at initial recognition of impairment and on an ongoing basis until recovery or charge-off.

Foreclosed assets. At time of foreclosure or repossession, foreclosed and repossessed assets are adjusted to fair value less costs to sell upon transfer of the loans to foreclosed and repossessed assets, establishing a new cost basis. We subsequently adjust estimated fair value on foreclosed assets on a nonrecurring basis to reflect write-downs based on revised fair value estimates.

Derivatives. The interest rate swap agreement is measured at fair value on a recurring basis. We measure fair value utilizing models that use primarily market observable inputs, such as forecasted yield curves, and accordingly, the interest rate swap agreement is classified as Level 2.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The balances of assets and liabilities measured at fair value on a recurring basis as of December 31, 2013 are as follows:

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Available for sale securities				
U.S. Government agency debt obligations	$ 98,477,000	$ 0	$ 98,477,000	$ 0
Mortgage-backed securities	13,558,000	0	13,558,000	0
Municipal general obligation bonds	16,872,000	0	16,872,000	0
Municipal revenue bonds	916,000	0	916,000	0
Mutual funds	1,355,000	0	1,355,000	0
Derivatives				
Interest rate swap agreement	(264,000)	0	(264,000)	0
Total	$ 130,914,000	$ 0	$ 130,914,000	$ 0

There were no transfers in or out of Level 1, Level 2 or Level 3 during 2013.

NOTE 15 – FAIR VALUE MEASUREMENTS (Continued)

The balances of assets and liabilities measured at fair value on a recurring basis as of December 31, 2012 are as follows:

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Available for sale securities				
U.S. Government agency debt obligations	$ 79,098,000	$ 0	$ 79,098,000	$ 0
Mortgage-backed securities	21,996,000	0	21,996,000	0
Michigan Strategic Fund bonds	11,255,000	0	11,255,000	0
Municipal general obligation bonds	22,743,000	0	22,743,000	0
Municipal revenue bonds	1,817,000	0	1,817,000	0
Mutual funds	1,405,000	0	1,405,000	0
Derivatives				
Interest rate swap agreement	(1,113,000)	0	(1,113,000)	0
Total	$ 137,201,000	$ 0	$ 137,201,000	$ 0

There were no transfers in or out of Level 1, Level 2 or Level 3 during 2012.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

The balances of assets and liabilities measured at fair value on a nonrecurring basis as of December 31, 2013 are as follows:

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Impaired loans [1]	$ 23,405,000	$ 0	$ 0	$ 23,405,000
Foreclosed assets [1]	2,851,000	0	0	2,851,000
Total	$ 26,256,000	$ 0	$ 0	$ 26,256,000

(Continued)

NOTE 15 – FAIR VALUE MEASUREMENTS (Continued)

The balances of assets and liabilities measured at fair value on a nonrecurring basis as of December 31, 2012 are as follows:

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Impaired loans [1]	$ 34,406,000	$ 0	$ 0	$ 34,406,000
Foreclosed assets [1]	6,970,000	0	0	6,970,000
Total	$ 41,376,000	$ 0	$ 0	$ 41,376,000

[1] Represents carrying value and related write-downs for which adjustments are based on the estimated value of the property or other assets.

Fair value estimates of collateral on impaired loans, as well as on foreclosed assets, are reviewed periodically. Our credit policies establish criteria for obtaining appraisals and determining internal value estimates. We may also adjust outside appraisals and internal evaluations based on identifiable trends within our markets, such as sales of similar properties or assets, listing prices and offers received. In addition, we may discount certain appraised and internal value estimates to address current distressed market conditions.

NOTE 16 – EARNINGS PER SHARE

The factors used in the earnings per share computation follow:

	2013	2012	2011
Basic			
Net income attributable to common shares	$ 17,033,000	$ 11,505,000	$ 36,142,000
Weighted average common shares outstanding	8,710,677	8,625,198	8,602,845
Basic earnings per common share	$ 1.96	$ 1.33	$ 4.20
Diluted			
Net income attributable to common shares	$ 17,033,000	$ 11,505,000	$ 36,142,000
Weighted average common shares outstanding for basic earnings per common share	8,710,677	8,625,198	8,602,845
Add: Dilutive effects of share-based awards	14,031	224,429	275,335
Average shares and dilutive potential common shares	8,724,708	8,849,627	8,878,180
Diluted earnings per common share	$ 1.95	$ 1.30	$ 4.07

(Continued)

NOTE 16 – EARNINGS PER SHARE (Continued)

Stock options for approximately 55,000, 132,000 and 167, 000 shares of common stock were antidilutive and were not included in determining dilutive earnings per share in 2013, 2012, and 2011, respectively.

NOTE 17 – SUBORDINATED DEBENTURES

Our trust, a business trust formed by Mercantile, was organized in 2004 for the purpose of issuing Series A and Series B Preferred Securities. On September 16, 2004, our trust sold the Series A Preferred Securities in a private sale for $16.0 million, and also sold $495,000 of Series A Common Securities to Mercantile. The proceeds of the Series A Preferred Securities and the Series A Common Securities were used by the trust to purchase $16,495,000 of Series A Floating Rate Notes that were issued by Mercantile on September 16, 2004. Mercantile used the proceeds of the Series A Floating Rate Notes to finance the redemption on September 17, 2004 of the $16.0 million of 9.60% Cumulative Preferred Securities issued in 1999 by MBWM Capital Trust I. On December 10, 2004, our trust sold the Series B Preferred Securities in a private sale for $16.0 million, and also sold $495,000 of Series B Common Securities to Mercantile. The proceeds of the Series B Preferred Securities and the Series B Common Securities were used by our trust to purchase $16,495,000 of Series B Floating Rate Notes that were issued by Mercantile on December 10, 2004. Substantially all of the net proceeds of the Series B Floating Rate Notes were contributed to our Bank as capital to provide support for asset growth, fund investments in loans and securities and for general corporate purposes.

The only significant assets of our trust are the Series A and Series B Floating Rate Notes, and the only significant liabilities of our trust are the Series A and Series B Preferred Securities. The Series A and Series B Floating Rate Notes are categorized on our consolidated balance sheets as subordinated debentures and the interest expense is recorded on our consolidated statements of income under interest expense on other borrowings.

NOTE 18 - REGULATORY MATTERS

We are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors, and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements.

The prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If an institution is not well capitalized, regulatory approval is required to accept brokered deposits. Subject to limited exceptions, no institution may make a capital distribution if, after making the distribution, it would be undercapitalized. If an institution is undercapitalized, it is subject to close monitoring by its principal federal regulator, its asset growth and expansion are restricted, and plans for capital restoration are required. In addition, further specific types of restrictions may be imposed on the institution at the discretion of the federal regulator. At year-end 2013 and 2012, our Bank was in the well capitalized category under the regulatory framework for prompt corrective action. There are no conditions or events since December 31, 2013 that we believe have changed our Bank's categorization.

(Continued)

NOTE 18 - REGULATORY MATTERS (Continued)

Our actual capital levels (dollars in thousands) and minimum required levels were:

	Actual		Minimum Required for Capital Adequacy Purposes		Minimum Required to be Well Capitalized Under Prompt Corrective Action Regulations	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2013						
Total capital (to risk weighted assets)						
Consolidated	$ 193,925	15.9%	$ 97,498	8.0%	$ NA	NA
Bank	190,493	15.7	97,329	8.0	121,662	10.0%
Tier 1 capital (to risk weighted assets)						
Consolidated	178,598	14.7	48,749	4.0	NA	NA
Bank	175,192	14.4	48,665	4.0	72,997	6.0
Tier 1 capital (to average assets)						
Consolidated	178,598	12.5	57,006	4.0	NA	NA
Bank	175,192	12.3	56,860	4.0	71,075	5.0
2012						
Total capital (to risk weighted assets)						
Consolidated	$ 173,323	14.6%	$ 94,738	8.0%	$ NA	NA
Bank	173,828	14.7	94,629	8.0	118,286	10.0%
Tier 1 capital (to risk weighted assets)						
Consolidated	158,349	13.4	47,369	4.0	NA	NA
Bank	158,871	13.4	47,315	4.0	70,972	6.0
Tier 1 capital (to average assets)						
Consolidated	158,349	11.3	55,995	4.0	NA	NA
Bank	158,871	11.4	55,937	4.0	69,922	5.0

Federal and state banking laws and regulations place certain restrictions on the amount of dividends our Bank can transfer to Mercantile and on the capital levels that must be maintained. At year-end 2013, under the most restrictive of these regulations, our Bank could distribute approximately $31.4 million to Mercantile as dividends without prior regulatory approval.

(Continued)

NOTE 18 - REGULATORY MATTERS (Continued)

Our and our bank's ability to pay cash and stock dividends is subject to limitations under various laws and regulations and to prudent and sound banking practices. On October 11, 2012, our Board of Directors declared a cash dividend on our common stock in the amount of $0.09 per share, that was paid on December 10, 2012 to shareholders of record as of November 9, 2012. This represented our first common stock cash dividend since the first quarter of 2010, as in April 2010 we had suspended payments of cash dividends on our common stock. On January 10, 2013, our Board of Directors declared a cash dividend on our common stock in the amount of $0.10 per share that was paid on March 8, 2013 to shareholders of record as of February 8, 2013. On April 11, 2013, our Board of Directors declared a cash dividend on our common stock in the amount of $0.11 per share that was paid on June 10, 2013 to shareholders of record as of May 10, 2013. On July 11, 2013, our Board of Directors declared a cash dividend on our common stock in the amount of $0.12 per share that was paid on September 10, 2013 to shareholders of record as of August 9, 2013. On October 10, 2013, our Board of Directors declared a cash dividend on our common stock in the amount of $0.12 per share that was paid on December 10, 2013 to shareholders of record as of November 8, 2013. On January 16, 2014, our Board of Directors declared a cash dividend on our common stock in the amount of $0.12 per share that will be paid on March 10, 2014 to shareholders of record as of February 10, 2014.

Our consolidated capital levels as of December 31, 2013 and 2012 include $32.0 million of trust preferred securities issued by the trust in September 2004 and December 2004 subject to certain limitations. Under applicable Federal Reserve guidelines, the trust preferred securities constitute a restricted core capital element. The guidelines provide that the aggregate amount of restricted core elements that may be included in Tier 1 capital must not exceed 25% of the sum of all core capital elements, including restricted core capital elements, net of goodwill less any associated deferred tax liability. Our ability to include the trust preferred securities in Tier 1 capital in accordance with the guidelines is not affected by the provision of the Dodd-Frank Act generally restricting such treatment, because (i) the trust preferred securities were issued before May 19, 2010, and (ii) our total consolidated assets as of December 31, 2009 were less than $15.0 billion. At December 31, 2013 and 2012, all $32.0 million of the trust preferred securities were included as Tier 1 capital of Mercantile.

NOTE 19 – U.S. TREASURY CAPITAL PURCHASE PROGRAM PARTICIPATION

On May 15, 2009, we completed the sale of preferred stock and a warrant for common stock to the United States Treasury Department ("Treasury") for $21.0 million under the Treasury's Capital Purchase Program. The program was designed to attract broad participation by healthy banking institutions to help stabilize the financial system and increase lending for the benefit of the U.S. economy. Under the terms of the sale, the Treasury received 21,000 shares of fixed rate cumulative perpetual preferred stock with a liquidation value of $1,000 per share and a warrant to purchase 616,438 shares of our common stock, no par value, in exchange for $21.0 million. The preferred stock qualified as Tier 1 capital and paid cumulative dividends at a rate of 5.00% for the first five years, and 9.00% thereafter. The common stock warrant had a 10-year term and was immediately exercisable upon its issuance, with an exercise price equal to $5.11 per share. The Treasury agreed not to exercise voting power with respect to any shares of common stock issued upon exercise of the warrant, while it held the shares.

(Continued)

NOTE 19 – U.S. TREASURY CAPITAL PURCHASE PROGRAM PARTICIPATION (Continued)

We allocated the $21.0 million in proceeds to the preferred stock and the common stock warrant based on their relative fair values. To determine the fair value of the preferred stock, we used a discounted cash flow model that assumed redemption of the preferred stock at the end of year 5. The discount rate utilized was 12.00% and the estimated fair value was determined to be $15.5 million. The fair value of the common stock warrant was estimated to be $0.9 million using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 1.00%; risk-free interest rate of 1.99%; expected life of five years; expected volatility of 53.00%; and a weighted average fair value of $3.92 per share.

The aggregate fair value for both the preferred stock and the common stock warrant was determined to be $16.4 million, with 94.6% of this aggregate attributable to the preferred stock and 5.4% attributable to the common stock warrant. Therefore, the $21.0 million issuance was allocated with $19.9 million being assigned to the preferred stock and $1.1 million being assigned to the common stock warrant.

The sum of the $1.1 million difference between the $21.0 million face value of the preferred stock and the $19.9 million allocated to it upon issuance and $0.2 million of direct costs associated with the transaction, or $1.3 million, was recorded as a discount on the preferred stock. The $1.3 million discount was being accreted, using the effective interest method, as a reduction in net income available to common shareholders over the five-year period at approximately $0.2 million to $0.3 million per year.

During the second quarter of 2012, we consummated the repurchase of the $21.0 million in preferred stock at par from the Treasury following approval from the Federal Reserve and consultation with the Federal Deposit Insurance Corporation. To fund the repurchase, our bank paid us cash dividends aggregating approximately the same amount. We recorded a reduction of retained earnings of approximately $0.6 million in the second quarter of 2012 resulting from the accelerated discount on the preferred stock which was being amortized over an original period of five years from the issuance date of May 15, 2009. During the third quarter of 2012, we consummated the repurchase of the warrant for approximately $7.5 million from the Treasury. To fund the repurchase, our bank paid us a cash dividend of approximately the same amount. As part of the repurchase, we recorded a reduction in shareholders' equity of approximately $7.5 million during the third quarter of 2012.

(Continued)

NOTE 20 – ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

At December 31, 2013, accumulated other comprehensive loss, net of tax effects (as applicable), consists of a net unrealized loss on available for sale securities of $5.4 million and the fair value of the interest rate swap of negative $0.2 million. At December 31, 2012, accumulated other comprehensive income, net of tax effects (as applicable), consists of a net unrealized gain on available for sale securities of $2.4 million and the fair value of the interest rate swap of negative $0.7 million. At December 31, 2011, accumulated other comprehensive income, net of tax effects (as applicable), consists of a net unrealized gain on available for sale securities of $3.3 million.

NOTE 21 - QUARTERLY FINANCIAL DATA (UNAUDITED)

	Interest Income	Net Interest Income	Net Income Attributable to Common Shares	Earnings per Share Basic	Earnings per Share Diluted
2013					
First quarter	$ 14,209,000	$ 11,454,000	$ 4,400,000	$ 0.51	$ 0.50
Second quarter	13,992,000	11,312,000	4,016,000	0.46	0.46
Third quarter	14,667,000	11,994,000	3,453,000	0.40	0.40
Fourth quarter	15,373,000	12,695,000	5,163,000	0.59	0.59
2012					
First quarter	$ 15,553,000	$ 11,869,000	$ 2,552,000	$ 0.30	$ 0.28
Second quarter	14,930,000	11,511,000	3,288,000	0.38	0.36
Third quarter	14,768,000	11,584,000	2,616,000	0.30	0.30
Fourth quarter	14,666,000	11,737,000	3,049,000	0.35	0.35

NOTE 22 – MERCANTILE BANK CORPORATION (PARENT COMPANY ONLY) CONDENSED FINANCIAL STATEMENTS

Following are condensed parent company only financial statements:

CONDENSED BALANCE SHEETS

	2013	2012
ASSETS		
Cash and cash equivalents	$ 2,506,000	$ 473,000
Investment in bank subsidiary	179,706,000	173,019,000
Other assets	4,740,000	7,433,000
Total assets	$ 186,952,000	$ 180,925,000
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities	$ 637,000	$ 1,345,000
Subordinated debentures	32,990,000	32,990,000
Shareholders' equity	153,325,000	146,590,000
Total liabilities and shareholders' equity	$ 186,952,000	$ 180,925,000

(Continued)

NOTE 22 – MERCANTILE BANK CORPORATION (PARENT COMPANY ONLY) CONDENSED FINANCIAL STATEMENTS (Continued)

CONDENSED STATEMENTS OF INCOME

	2013	2012	2011
Income			
Interest and dividends from subsidiaries	$ 5,516,000	$ 32,532,000	$ 4,974,000
Total income	5,516,000	32,532,000	4,974,000
Expenses			
Interest expense	1,213,000	884,000	847,000
Other operating expenses	2,773,000	1,048,000	1,059,000
Total expenses	3,986,000	1,932,000	1,906,000
Income before income tax expense (benefit) and equity in undistributed net income (loss) of subsidiary	1,530,000	30,600,000	3,068,000
Federal income tax benefit	(1,042,000)	(665,000)	(2,272,000)
Equity in undistributed net income (loss) of subsidiary	14,461,000	(18,730,000)	32,145,000
Net income	17,033,000	12,535,000	37,485,000
Preferred stock dividends and accretion	0	1,030,000	1,343,000
Net income attributable to common shares	$ 17,033,000	$ 11,505,000	$ 36,142,000

(Continued)

NOTE 22 – MERCANTILE BANK CORPORATION (PARENT COMPANY ONLY) CONDENSED FINANCIAL STATEMENTS (Continued)

CONDENSED STATEMENTS OF CASH FLOWS

	2013	2012	2011
Cash flows from operating activities			
Net income	$ 17,033,000	$ 12,535,000	$ 37,485,000
Adjustments to reconcile net income to net cash from (for) operating activities:			
Equity in undistributed (income) loss of subsidiary	(14,461,000)	18,730,000	(32,145,000)
Stock-based compensation expense	473,000	54,000	61,000
Change in other assets	3,244,000	(3,006,000)	(3,619,000)
Change in other liabilities	(708,000)	1,073,000	(956,000)
Net cash from operating activities	5,581,000	29,386,000	826,000
Cash flows from investing activities			
Net capital investment into subsidiaries	0	0	0
Net cash for investing activities	0	0	0
Cash flows from financing activities			
Repurchase of preferred stock	0	(21,000,000)	0
Repurchase of common stock warrant	0	(7,465,000)	0
Stock option exercises, net of cashless exercises	289,000	227,000	55,000
Employee stock purchase plan	19,000	39,000	42,000
Dividend reinvestment plan	33,000	14,000	6,000
Cash dividends on preferred stock	0	(496,000)	(1,620,000)
Cash dividends on common stock	(3,889,000)	(774,000)	0
Net cash for financing activities	(3,548,000)	(29,455,000)	(1,517,000)
Net change in cash and cash equivalents	2,033,000	(69,000)	(691,000)
Cash and cash equivalents at beginning of period	473,000	542,000	1,233,000
Cash and cash equivalents at end of period	$ 2,506,000	$ 473,000	$ 542,000

NOTE 23 – BUSINESS COMBINATION

On August 14, 2013, Mercantile Bank Corporation ("Mercantile") and Firstbank Corporation ("Firstbank") entered into an Agreement and Plan of Merger (the "merger agreement"). Under the terms of the merger agreement, Firstbank will be merged with and into Mercantile, with Mercantile as the surviving corporation. Both Mercantile and Firstbank shareholders approved the merger effective December 12, 2013. Approval of the Board of Governors of the Federal Reserve System is required to complete the merger. Approval has not yet been obtained. Mercantile and Firstbank have each agreed to take actions in order to obtain regulatory clearance required to consummate the merger.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on February 28, 2014.

MERCANTILE BANK CORPORATION

/s/ Michael H. Price
Michael H. Price
Chairman of the Board, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on February 28, 2014.

/s/ Kirk J. Agerson
Kirk J. Agerson, Director

/s/ David M. Cassard
David M. Cassard, Director

/s/ Edward J. Clark
Edward J. Clark, Director

/s/ John F. Donnelly
John F. Donnelly, Director

/s/ Michael D. Faas
Michael D. Faas, Director

/s/ Doyle A. Hayes
Doyle A. Hayes, Director

/s/ Susan K. Jones
Susan K. Jones, Director

/s/ Robert B. Kaminski, Jr.
Robert B. Kaminski, Jr., Director, Executive Vice President, Chief Operating Officer and Secretary

/s/ Calvin D. Murdock
Calvin D. Murdock, Director

/s/ Michael H. Price
Michael H. Price, Chairman of the Board
President and Chief Executive Officer
(principal executive officer)

/s/ Timothy O. Schad
Timothy O. Schad, Director

s/ Charles E. Christmas
Charles E. Christmas, Senior Vice President
Chief Financial Officer and Treasurer
(principal financial and accounting officer)

MISSION STATEMENT

The mission of Mercantile Bank Corporation is to provide financial products and services in a highly professional and personalized manner. We recognize that our most important partners are our customers. We will satisfy our customers by delivering top quality service that distinguishes us from our competitors.

Our employees are our most valuable asset. We strive to hire exceptional team members and are committed to maintaining an environment of growth and development.

We recognize the importance of being strong supporters of the diverse communities we serve, and pledge our commitment to making them stronger.

We believe that fulfilling our mission to our customers, employees and community will allow us to reward our shareholders with an excellent return on their investment in Mercantile Bank Corporation.

CORPORATE INFORMATION

2014 STRATEGIC PLANNING TEAM MERCANTILE BANK OF MICHIGAN

Mark A. Alcock
Senior Vice President, Retail Manager

Mark S. Augustyn
Senior Vice President, Commercial Loan Manager

Charles E. Christmas
Senior Vice President, Chief Financial Officer

Todd E. Dood
Senior Vice President, Commercial Loan Manager

Thomas Q. Hoban
Senior Vice President, City Executive - Lansing

Sandy K. Jager
Senior Vice President, Internal Auditor

Amy W.M. Kam
Assistant Vice President, Executive Administrator

Robert B. Kaminski, Jr.
President & Chief Operating Officer

Michael H. Price
Chairman & Chief Executive Officer

Raymond E. Reitsma
Senior Vice President, Senior Lending Officer

John R. Schulte
Senior Vice President, Chief Information Officer

Michelle L. Shangraw
Senior Vice President, Retail Banking Director

Joseph M. Valicevic
Senior Vice President, Commercial Loan Manager

Lonna L. Wiersma
Senior Vice President, Human Resource Director

Robert T. Worthington
Senior Vice President, Risk Management Director & General Counsel

SHAREHOLDER INFORMATION

Annual Meeting
The Corporation's Annual Meeting of Shareholders will be held on Thursday, April 24, 2014, at Kent Country Club, 1600 College Ave. NE, Grand Rapids, MI 49505 at 9:00 a.m. local time.

Administrative Headquarters
310 Leonard Street NW, 4th Floor
Grand Rapids, MI 49504
616-406-3000 888-345-6296

Legal Counsel
Dickinson Wright PLLC
500 Woodward Avenue, Suite 4000
Detroit, MI 48226-3425
www.dickinsonwright.com

Independent Certified Public Accountants
BDO USA, LLP
200 Ottawa Avenue NW, Suite 300
Grand Rapids, MI 49503-2654
www.bdo.com

Investor Relations
Lambert, Edwards & Associates
47 Commerce
Grand Rapids, MI 49503

Common Stock Listing
Nasdaq Global Select Market
Symbol: MBWM

Stock Registrar and Transfer Agent
Computershare Investor Services
P.O. Box 30170
College Station, TX 77842-3170
Shareholder Inquiries 1-800-733-5001
www.computershare.com/investor

SEC Form 10-K
Copies of the Corporation's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, are available to shareholders without charge upon written request. *Please mail your request to:*

Charles E. Christmas
Mercantile Bank Corporation
310 Leonard Street NW, 4th Floor
Grand Rapids, MI 49504.

Mercantile Bank Corporation does not discriminate on the basis of race, color, national origin, sex, religion, age or disability in employment or the provision of services.



Mercantile®
Bank Corporation

310 LEONARD STREET, NW GRAND RAPIDS, MI 49504 888.345.6296 WWW.MERCBANK.COM